HALF-YEAR FINANCIAL REPORT AT JUNE 30, 2015


TIM


TELECOM
ITALIA





This document has been translated into English for the convenience of the readers.
In the event of discrepancy, the italian language version prevails.

Contents

INTERIM MANAGEMENT REPORT AT JUNE 30, 2015

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The **Domestic Business Unit** operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

INWIT S.p.A. was formed in 2015. The company operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC

- Consumer
- Business
- National Wholesale
- Other (INWIT S.p.A. and support structures)

INTERNATIONAL WHOLESALE

Telecom Italia Sparkle group

- Telecom Italia Sparkle S.p.A.
- Lan Med Nautilus group

OLIVETTI

- Olivetti S.p.A.

BRAZIL

The **Brazil Business Unit (Tim Brasil group)** provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A.

- Tim Participações S.A.
  - Intelig Telecomunicações Ltda
  - Tim Celular S.A.

MEDIA

Media operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties.

Telecom Italia Media S.p.A.

- Persidera S.p.A.

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar Davide Benello (independent) Lucia Calvosa (independent) Flavio Cattaneo (independent) Laura Cioli (independent) Francesca Cornelli (independent) Jean Paul Fitoussi Giorgina Gallo (independent) Denise Kingsmill (independent) Luca Marzotto (independent) Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone
Acting Auditors	Vincenzo Cariello Paola Maiorana Gianluca Ponzellini Ugo Rock
Alternate Auditors	Francesco Di Carlo Gabriella Chersicla Piera Vitali Riccardo Schioppo

HIGHLIGHTS – HALF-YEAR 2015

The market

In the first half of 2015, the **domestic market** saw a continued gradual recovery on a quarterly basis in revenues, with a slight reduction compared to the previous quarters, due to a slowdown in the contraction of traditional services and the growth of innovative services. In particular, our competitive positioning in the Mobile segment continued to improve, with a steady market share and limited erosion of average revenue per user (ARPU), supported in particular by the greater mobile Internet penetration. In the Fixed segment, the recovery in revenues was driven by the positive trend in broadband ARPU, steady growth in ADSL customers with premium bundle/flat offerings, and the development of ICT services.

In **Brazil**, the market was affected by a deterioration in the macroeconomic scenario, which caused a contraction in internal demand, higher inflation and the significant depreciation of the reais. These elements contributed to a general slowdown in growth in the mobile market compared to the previous quarters.
Against this context, TIM Brasil maintained a substantial hold on market share in the Mobile segment with a significant increase in the postpaid customer base. However, at the same time, its revenues fell as a result of faster migration from traditional voice-SMS services to innovative IP solutions, as well as the further reduction in mobile termination rates (MTR), now ongoing since late February 2015. The negative trend in mobile revenues was partly mitigated by the growth in Fixed revenues, in particular in Intelig's wholesale business segment and TIM Live Broadband.

Projects and non-recurring events

The financial results in the first half of 2015 were also characterized by the impact of a number of non-recurring events and the launch of several projects to rationalize and improve operating efficiency, described below.
In late 2014, Telecom Italia launched an important **real estate project,** which involves a process of restructuring, the closure of a number of properties and renegotiations of leases with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments.
More specifically, with reference to only the first half of 2015, the company purchased ownership of two strategic buildings previously held under finance leases, while renegotiations were concluded and/or new contracts signed on an initial block of around 500 leases.
In particular, more than half of these contracts were previously accounted for using the operating lease method; following the changes to the relevant contracts, they were accounted for in the statement of financial position at June 30, 2015 using the financial method (Tangible assets held under finance leases). The renegotiations and/or new contracts, together with the change in accounting treatment, resulted in a total impact on the balance sheet at June 30, 2015 of 676 million euros in terms of higher tangible assets and corresponding liabilities related to finance leases. Since the contractual amendments referred to above took place during June 2015, the financial benefits from the renegotiations will mainly be seen from the second half of 2015.
The activities related to the development of the Project will continue in the coming months and will result - when fully implemented - in a significant reduction in rental costs and savings in terms of electricity, facility services and rationalization of space and costs associated with the dispersion of locations.

On January 14, 2015, the company **Infrastrutture Italiane Wireless S.p.A. (INWIT)** was established, to which the Parent Telecom Italia S.p.A., on April 1, 2015, transferred the business unit consisting of around 11,500 sites in Italy to it, which house the radio transmission equipment for mobile telephone networks, both for the Parent Company and other operators. In June 2015, the initial public offering (IPO) of the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by

Borsa Italiana S.p.A. was successfully concluded, and resulted in the sale of a 36.33% minority stake in the company's ordinary shares for 784 million euros, net of transaction costs (the shares arising from the sale of 3.64% relating to the shares under the exercised greenshoe option were added in July). This transaction did not result in a loss of control for Telecom Italia over INWIT and it was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the income statements and the effects of the transaction were accounted for directly as an increase in Equity attributable to owners of the Parent for a total of 253 million euros, net of transaction costs and taxes.

In the second quarter 2015, the **Tim Brasil group concluded the sale of the first block of telecommunications towers** (4,176 sites) to American Tower do Brasil. The transaction brought in 1,897 millions of reais (around 585 million euros) and involved the simultaneous execution of a finance lease (IAS 17) for the portion of the towers used by the Tim Brasil group, recorded as a financial debt of 977 million reais (around 301 million euros); a gain of 918 million reais (around 277 million euros) was recorded in the income statement, net of transaction costs.

In addition to the impacts of the transactions described above, in the first half of 2015 the Telecom Italia Group recorded **non-recurring expenses** for a total of 399 million euros. These expenses – connected to events and transactions that by their nature do not occur continuously in the normal course of operations – have been shown because their amount is significant and they include charges and provisions resulting from: corporate restructuring and reorganization processes, regulatory disputes and penalties (including the associated liabilities), disputes with former employees, liabilities with customers and/or suppliers.
The impacts of non-recurring income/expenses on the main interim results are outlined below in this Report.

Financial highlights

In terms of equity and income, for the first half of 2015:

- **Consolidated revenues** amounted to 10.1 billion euros, down by 4.3% on the first half of 2014 (-3.3% in organic terms).
- **EBITDA** amounted to 3.6 billion euros, down by 16.4% on the first half of 2014 (-15.8% in organic terms). The organic EBITDA margin stood at 36.0%, 5.3 percentage points lower than the corresponding period of the previous year. EBITDA in the first half of 2015 was pulled lower by a total of 399 million euros in non-recurring expenses, without which the organic change in EBITDA would have been -5.0%, with an EBITDA margin of 39.9%, down 0.8 percentage points compared to the first half of 2014.
- **Operating profit (EBIT)** was 1.8 billion euros, down 19.9% compared to the first half of 2014 (-19.5% in organic terms), pulled down by net non-recurring expenses of 122 million euros, without which the organic change in EBIT would have been -9.5%.
- The **profit for the period attributable to Owners of the Parent** amounted to 29 million euros (543 million euros in the first half of 2014), pulled lower, besides net non-recurring expenses, the negative impact of transactions to repurchase Group bonds during the half year and a number of items of a merely valuation and accounting nature that do not entail any financial exchange, related in particular to the fair-value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, profit for the first half of 2015 would have been above 650 million euros.
- **Capital expenditures** in the first half of 2015 amounted to 2,146 million euros (1,707 million euros in the first half of 2014), continuing the acceleration set out in the industrial plan for the three years 2015-2017. In Italy, the strong backing for the investment plan to develop next-generation network (NGN) infrastructure meant that fiber-optic coverage has now been extended to 37% of the population, with around 9.5 million homes connected, while the 4G (LTE) network now covers 83% of the population.
- **Adjusted net financial debt** amounted to 26,992 million euros at June 30, 2015, up 341 million euros compared to the end of 2014 (26,651 million euros). In addition to the impacts of operations

and financial management and the payment of taxes and dividends, this performance reflected the effects of the proceeds from the IPO of INWIT in the domestic market and the sale of the ownership of the towers in Brazil, which were offset by higher debt for financial leases (IAS 17) for the real estate project and for the leaseback of part of the towers in Brazil.

Financial Highlights

(millions of euros)		1st Half 2015	1st Half 2014	% Change Reported	Organic
Revenues		**10,097**	**10,551**	(4.3)	(3.3)
EBITDA	(1)	**3,633**	**4,345**	(16.4)	(15.8)
EBITDA Margin		*36.0%*	*41.2%*	*(5.2)pp*	
Organic EBITDA Margin		*36.0%*	*41.3%*	*(5.3)pp*	
EBIT	(1)	**1,782**	**2,225**	(19.9)	(19.5)
EBIT Margin		*17.6%*	*21.1%*	*(3.5)pp*	
Organic EBIT Margin		*17.6%*	*21.2%*	*(3.6)pp*	
Profit (loss) from Discontinued operations/Non-current assets held for sale		**330**	**260**	26.9	
Profit (loss) for the period attributable to owners of the Parent		**29**	**543**		
Capital expenditures (CAPEX)		**2,146**	**1,707**	25.7	
		6/30/2015	**12/31/2014**	**Change Amount**	
Adjusted net financial debt	(1)	**26,992**	**26,651**	341	

(1) Details are provided under "Alternative Performance Measures".

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 10,097 million euros in the first half of 2015, down 4.3% from 10,551 million euros in the first half of 2014. The decrease of 454 million euros was essentially attributable to the Brazil Business Unit (-321 million euros) and the Domestic Business Unit (-156 million euros).
In terms of organic change, consolidated revenues fell by 3.3% (-347 million euros), and were calculated as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	Change %
REPORTED REVENUES	**10,097**	**10,551**	**(454)**	**(4.3)**
Foreign currency financial statements translation effect		(117)	117	
Changes in the scope of consolidation		10	(10)	
ORGANIC REVENUES	**10,097**	**10,444**	**(347)**	**(3.3)**

Exchange rate fluctuations[1] related to the Domestic Business Unit for +30 million euros and to the Brazil Business Unit for -147 million euros, while the change in the scope of consolidation[2] was the result of the entry into the scope of consolidation of Rete A (Media Business Unit), following the acquisition of control on June 30, 2014 and subsequent merger by absorption into its parent company Persidera S.p.A..

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Half 2015		1st Half 2014		Change		
		% of total		% of total	amount	%	% organic
Domestic	7,375	73.0	7,531	71.4	(156)	(2.1)	(2.5)
Core Domestic	*6,818*	*67.5*	*7,007*	*66.4*	*(189)*	*(2.7)*	*(2.7)*
International Wholesale	*635*	*6.3*	*601*	*5.7*	*34*	*5.7*	*0.6*
Olivetti	*90*	*0.9*	*106*	*1.0*	*(16)*	*(15.1)*	*(15.1)*
Brazil	2,688	26.6	3,009	28.5	(321)	(10.7)	(6.1)
Media and Other Operations	57	0.6	31	0.3	26		
Adjustments and eliminations	*(23)*	*(0.2)*	*(20)*	*(0.2)*	*(3)*		
Consolidated Total	**10,097**	**100.0**	**10,551**	**100.0**	**(454)**	**(4.3)**	**(3.3)**

The **Domestic Business Unit** (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline of 156 million euros (-2.1%) in revenues for the first half of 2015, compared to the same period of 2014, but still continuing the recovery seen in the second half of the previous year. In particular in the second quarter of 2015 there was a reduction of 1.6%, which was less than in previous quarters (–2.6% for the first quarter of 2015 and –5.0% for the fourth quarter of 2014). This recovery was due to a progressive improvement in the market environment and, in particular, the competitive performance with market shares holding steady or improving (especially in the Mobile segment) in addition to an acceleration in the growth of broadband and ultrabroadband services. As a result ARPU levels remained stable despite the structural decline in prices and use of more traditional services.

(1) The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.11609 for the US dollar in the first half of 2015 and 1.37076 in the first half of 2014. For the Brazilian real, the average exchange rates used were 3.31144 in the first half of 2015 and 3.14956 in the first half of 2014. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

(2) The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

In detail:

- revenues from services in the first half of 2015 amounted to 6,941 million euros, down by 2.5% on the first half of 2014, with a steady recovery in performance quarter-on-quarter (-1.7% in the second quarter, -3.3% in the first quarter). In particular:
  - revenues from services in the Mobile business came to 2,163 million euros, a decrease of 74 million euros (-3.3%) compared to the first half of 2014 (-2.5% in the second quarter, -4.2% in the first quarter).
  - revenues from services in the Fixed-line business came to 5,209 million euros, a decrease of 169 million euros (-3.1%) compared to the same period of the previous year (-1.9% in the second quarter, -4.4% in the first quarter);
- product sales, including change in work in progress, recorded revenues of 434 million euros for the first half of 2015, up on the same period of 2014 (+25 million euros), due in particular to the growth in volumes of smartphone sales and the recovery in revenues from sales of devices enabling access to TD and ICT services in the Top segment.

The **Brazil Business Unit** recorded revenues for the first half of 2015 amounting to 8,900 million reais, down 577 million reais on the same period of the prior year (-6.1%). Revenues from services fell by 4.5% compared to the first half of 2014, mainly attributable to the further reduction in the mobile termination rate and the contraction in revenues from traditional voice and SMS services. Revenues from product sales were also down on the first half of 2014 (-15.6%).
The Business Unit’s total number of lines at June 30, 2015 was 74.6 million, down (-1.4%) compared to December 31, 2014.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA totaled 3,633 million euros (4,345 million euros in the first half of 2014), decreasing by 712 million euros compared to the first half of 2014; the EBITDA margin was 36.0% (41.2% in the first half of 2014).

Organic EBITDA was down 684 million euros (-15.8%) compared to the first half of 2014; the organic EBITDA margin was down 5.3 percentage points, from 41.3% in the first half of 2014 to 36.0% in the first half of 2015.

EBITDA in the first half of 2015 reflected the negative impact of non-recurring expenses totaling 399 million euros. These expenses – connected to events and transactions that by their nature do not occur continuously in the normal course of operations – have been shown because their amount is significant and they include charges and provisions resulting from: corporate restructuring and reorganization processes, regulatory disputes and penalties (including the associated liabilities), disputes with former employees, liabilities with customers and/or suppliers. Without these expenses the organic change in EBITDA would have been -5.0%, with an EBITDA margin of 39.9%, down 0.8 percentage points on the first half of 2014. For further details, please refer to the Note "Significant non-recurring events and transactions" in the half-year condensed consolidated financial statements at June 30, 2015.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	Change %
REPORTED EBITDA	**3,633**	**4,345**	**(712)**	**(16.4)**
Foreign currency financial statements translation effect		(31)	31	
Changes in the scope of consolidation		3	(3)	
ORGANIC EBITDA	**3,633**	**4,317**	**(684)**	**(15.8)**
of which non-recurring income/(expenses)	(399)	71	(470)	
ORGANIC EBITDA excluding non-recurring component	**4,032**	**4,246**	**(214)**	**(5.0)**

Exchange rate fluctuations mainly related to the Domestic Business Unit (+10 million euros) and the Brazil Business Unit (-41 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	1st Half 2015	% of total	1st Half 2014	% of total	Change amount	Change %	Change % organic
Domestic	2,846	78.3	3,501	80.6	(655)	(18.7)	(18.9)
EBITDA Margin	*38.6*		*46.5*			*(7.9)pp*	*(7.8)pp*
Brazil	784	21.6	840	19.3	(56)	(6.7)	(1.8)
EBITDA Margin	*29.2*		*27.9*			*1.3 pp*	*1.3 pp*
Media and Other Operations	2	0.1	6	0.1	(4)		
Adjustments and eliminations	*1*	–	*(2)*	–	3		
Consolidated Total	**3,633**	**100.0**	**4,345**	**100.0**	**(712)**	**(16.4)**	**(15.8)**
EBITDA Margin	*36.0*		*41.2*			*(5.2)pp*	*(5.3)pp*

EBITDA was particularly impacted by the change in the line items analyzed below:

- **Acquisition of goods and services (4,374 million euros; 4,557 million euros in the first half of 2014).**
  The reduction of 183 million euros was mainly attributable to the decrease in the Brazil Business Unit's acquisition of goods and services (down by 248 million euros, including a negative exchange rate effect of 86 million euros), offset by the increase in acquisition of goods and services by the Domestic Business Unit (48 million euros) mainly due to higher purchases of equipment and handsets. These sales volumes were linked to the increase achieved in product sales.

- **Employee benefits expenses (1,705 million euros; 1,596 million euros in the first half of 2014).**
  Employee benefits expenses reported a increase of 109 million euros on the first half of 2014. The main factors that drove this change were:
  - an increase of 65 million euros in the Italian component of ordinary employee expenses, mainly because of the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014; the recognition of the notional costs relating to the Broad-Based Share Ownership Plan and the Stock Option Plan and the increase in the average workforce by an average of 1,216 units compared to the first half of 2014; in particular, the "Solidarity Contracts" applied by the Parent and T.I. Information Technology – which entailed a reduction in working hours and a consequent reduction of the average workforce – concluded in April, resulting in an increase of 1,355 units on average compared to the first half of 2014.
  - The recognition of 30 million euros in charges and provisions to Employee Benefits, of a non-recurring nature, for a total of 24 million euros to the Parent Telecom Italia S.p.A. and for 6 million euros to the restructuring plan announced in May by Olivetti. In particular, on June 19, 2015, the Parent signed an agreement with the union representatives of managers for the application of art. 4, paragraphs 1-7ter, of Italian Law 92 of 28 June 2012 (the "Fornero" law). This agreement provides for the possibility to arrange mutual termination of the employment relationship for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date, with the company paying out the pension that would be due to the workers under the current rules and continuing to pay INPS contributions until the minimum pension requirements are met. Provisions of 23 million euros were made on the basis of current social security and pension regulations, in relation to a component of around 60 managers who expressed interested after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers. The Parent also incurred costs of 1 million euros for leaving incentives pursuant to Italian Law 223/91.

  - An increase of 14 million euros for the component outside Italy of employee benefits expenses. The effects of the growth in the average workforce (+495 employees) and local salary variations, were partially offset by a negative exchange difference of around 9 million euros, essentially due to the Brazil Business Unit.

- **Other income (131 million euros; 183 million euros in the first half of 2014).**
  These fell by 52 million euros compared to the corresponding period of the previous year.
  In the first half of 2014, the amount included the release of the risk provision, made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

- **Other operating expenses (888 million euros; 559 million euros in the first half of 2014).**
  These increased by 329 million euros compared to the first half of 2014, mainly because of the presence of non-recurring expenses of 369 million euros, without which other operating expenses would have fallen about 40 million euros.

  In particular:
  - write-downs and expenses in connection with credit management (160 million euros; 180 million euros in the first half of 2014) consisting of 122 million euros for the Domestic Business Unit

(131 million euros in the first half of 2014) and 35 million euros for the Brazil Business Unit (49 million euros in the first half of 2014);

- provision charges (404 million euros; 44 million euros in the first half of 2014) consisting of 359 million euros for the Domestic Business Unit (12 million euros in the first half of 2014) and 42 million euros for the Brazil Business Unit (32 million euros in the first half of 2014);
- TLC operating fees and charges (198 million euros; 224 million euros in the first half of 2014) consisting of 179 million euros for the Brazil Business Unit (198 million euros in the first half of 2014) and 18 million euros for the Domestic Business Unit (25 million euros in the first half of 2014).

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change
Amortization of intangible assets with a finite useful life	930	936	(6)
Depreciation of property, plant and equipment – owned and leased	1,200	1,218	(18)
Total	**2,130**	**2,154**	**(24)**

The fall of 24 million euros is mainly attributable to the Domestic Business Unit (-50 million euros), which was affected by the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 39 million euros of lower depreciation. This reduction was partly offset by the higher depreciation recorded by the Brazil Business Unit (+26 million euros, net of negative exchange rate effects of 23 million euros) resulting from the increase in investments in the last 18 months. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Half-Year Condensed Consolidated Financial Statements at June 30, 2015 of the Telecom Italia Group.

Gains (losses) on disposals of non-current assets

In the first half of 2015 this item stood at 279 million euros, mainly attributable to the non-recurring gain realized by the Brazil Business Unit of 918 million reais (approximately 277 million euros) following the conclusion of the sale of the first tranche of telecommunications towers to American Tower do Brasil. For more details, see the section “Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Brazil Business Unit” in this Interim Management Report.

In the first half of 2014 this item amounted to 35 million euros and mainly related to the realized gain, of about 38 million euros, from the sale by Telecom Italia S.p.A. of a property located in Milan. The sale price was 75 million euros.

Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets stood at zero in the first half of 2015 (1 million euros in the first half of 2014).

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. At June 30, 2015 no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units in the annual financial statements were therefore confirmed.

EBIT

EBIT totaled 1,782 million euros (2,225 million euros in the first half of 2014), decreasing by 443 million euros (-19.9%) compared to the first half of 2014; the EBIT margin was 17.6% (21.1% in the first half of 2014).

Organic EBIT was down 432 million euros, with an organic EBIT margin of 17.6% (21.2% in the first half of 2014).

EBIT in the first half of 2015 reflected the negative impact of non-recurring net expenses totaling 122 million euros; the non-recurring expenses already described in the commentary on the EBITDA (399 million euros) were offset by the positive impact of the gain of around 277 million euros from the sale of telecommunications towers in Brazil. Without these non-recurring net expenses the organic change in EBIT would have been -9.5% with an organic EBIT margin of 18.9%. For further details, please refer to the Note "Significant non-recurring events and transactions" in the half-year condensed consolidated financial statements at June 30, 2015.

Organic EBIT is calculated as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	Change %
REPORTED EBIT	**1,782**	**2,225**	**(443)**	**(19.9)**
Foreign currency financial statements translation effect		(12)	12	
Changes in the scope of consolidation		1	(1)	
ORGANIC EBIT	**1,782**	**2,214**	**(432)**	**(19.5)**
of which non-recurring income/(expenses)	(122)	109	(231)	
ORGANIC EBIT excluding non-recurring component	**1,904**	**2,105**	**(201)**	**(9.5)**

Exchange rate fluctuations mainly related to the Domestic Business Unit, while the change in the scope of consolidation was the result of the acquisition of Rete A.

Other income (expenses) from investments

In the first half of 2015, this item showed a positive balance of 4 million euros.
In the first half of 2014, this amounted to a positive 15 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. – on February 28, 2014 – at a price of 17 million euros.

Finance income (expenses)

Finance income (expenses) showed an increase in net expenses of 238 million euros, moving from 1,246 million euros for the first half of 2014 to 1,484 million euros for the first half of 2015.
This increase was linked to the effects of the changes in certain non-monetary items – of a valuation and accounting nature, linked in particular to derivatives – and of the buybacks of own bonds, which were offset by the reduction in finance expenses connected to the related debt position.
In particular:

- the negative impact of 360 million euros (227 million euros in the first half of 2014) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);
- a negative effect of 275 million euros in relation to the bond buybacks carried out during the half year by Telecom Italia S.p.A. for a total of 2.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the benefits from the termination of several hedging derivatives linked to the bonds repurchased. In the first half of 2014 the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 60 million euros;
- there was an increase in the balance of finance expenses linked to the changes in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation. These are unrealized valuation and accounting changes which do not result in any actual monetary settlement. In addition, the application in the first half of 2015 of IFRS 13 - Fair Value Measurement, in relation to the credit quality of counterparties for financial assets and liabilities, resulted in the

recognition of a negative impact of around 30 million euros; in the first half of 2014 the impact was 1 million euros.

Income tax expense
Income tax expense amounted to 193 million euros, down 224 million euros on the first half of 2014 (417 million euros), largely due to the smaller taxable base of the Parent Telecom Italia.

Profit (loss) from Discontinued operations/Non-current assets held for sale
In the first half of 2015, the item amounted to 330 million euros (260 million euros in the first half of 2014) and referred to the positive contribution to the consolidation from the Sofora - Telecom Argentina group (334 million euros in the first half of 2015 and 262 million euros in the first half of 2014).

More details are provided in the section "Discontinued operations/Non-current assets held for sale" of this Interim Management Report and in the Note "Discontinued operations/Non-current assets held for sale" in the Half-Year Condensed Consolidated Financial Statements at June 30, 2015 of the Telecom Italia Group.

Profit (loss) for the period

The details are as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Profit (loss) for the period	**439**	**832**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	(19)	495
Profit (loss) from Discontinued operations/Non-current assets held for sale	48	48
Profit (loss) for the period attributable to owners of the Parent	**29**	**543**
Non-controlling interests:		
Profit (loss) from continuing operations	128	77
Profit (loss) from Discontinued operations/Non-current assets held for sale	282	212
Profit (loss) for the period attributable to non-controlling interests	**410**	**289**

The profit for the period attributable to Owners of the Parent amounted to 29 million euros (543 million euros in the first half of 2014), pulled lower, besides net non-recurring expenses, the negative impact of transactions to repurchase Group bonds during the first half and a number of items of a merely valuation and accounting nature that do not entail any financial settlement, related in particular to the fair-value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, profit for the first half of 2015 would have been above 650 million euros.

FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

(millions of euros)	1st Half 2015	1st Half 2014	Change		
			amount	%	% organic
Revenues	7,375	7,531	(156)	(2.1)	(2.5)
EBITDA	2,846	3,501	(655)	(18.7)	(18.9)
EBITDA Margin	*38.6*	*46.5*		*(7.9)pp*	*(7.8)pp*
EBIT	1,222	1,863	(641)	(34.4)	(34.6)
EBIT Margin	*16.6*	*24.7*		*(8.1)pp*	*(8.1)pp*
Headcount at period end (number)	52,825	(1) 53,076	(251)	(0.5)	

(1) Headcount at December 31, 2014

Fixed

	6/30/2015	12/31/2014	6/30/2014
Physical accesses at period end (thousands)[1]	19,455	19,704	20,085
of which Retail physical accesses at period end (thousands)	*12,080*	*12,480*	*12,828*
Broadband accesses at period end (thousands)[2]	8,821	8,750	8,757
of which Retail broadband accesses at period end (thousands)	*6,971*	*6,921*	*6,939*
Network infrastructure in Italy:			
copper access network (millions of km – pair, distribution and connection)	115.4	115.2	115.1
access and carrier network in optical fiber (millions of km - fiber)	9.0	8.3	7.0
Total traffic:			
Minutes of traffic on fixed-line network (billions):	40.3	84.2	42.8
Domestic traffic	33.0	68.9	35.2
International traffic	7.3	15.3	7.6
Broadband traffic (PBytes)[3]	1,927	3,161	1,470

(1) Escludes full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2) Escludes LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3) DownStream and UpStream traffic volumes

Mobile

	6/30/2015	12/31/2014	6/30/2014
Lines at period end (thousands)	30,075	30,350	30,660
Change in lines (%)	(0.9)	(2.8)	(1.8)
Churn rate (%) (1)	11.9	24.2	12.0
Total traffic:			
Outgoing retail traffic (billions of minutes)	21.8	42.7	21.0
Incoming and outgoing retail traffic (billions of minutes)	32.8	62.7	30.6
Browsing Traffic (PByte) (2)	81.2	133.9	59.3
Average monthly revenues per line (in euros) (3)	11.6	12.1	11.7

(1) The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(2) National traffic excluding roaming.
(3) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to three Cash Generating units (CGU):

- **Core Domestic**: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments defined on the basis of the "customer centric" organizational model are as follows:
  - **Consumer**: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony;
  - **Business:** the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;
  - **National Wholesale**: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;
  - **Other (INWIT S.p.A. and support structures):** includes:
    - **Operations**: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers;
    - **INWIT S.p.A.**: since April 2015 it operates within the Operations area in the field of electronic communications infrastructures, specifically those dedicated to hosting radio transmission equipment for mobile phone networks both of Telecom Italia as well as other operators;
    - **Staff & Other**: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.
- **International Wholesale – Telecom Italia Sparkle group:** includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;
- **Olivetti:** operates in the field of office products and information technology services. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its market is focused primarily in Europe, Asia and South America. Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, in the first half of 2015 business lines for which the plan envisages a process leading to their abandonment through divestment or termination have been included under Other Operations.

Main financial data

Key results for the first half of 2015 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first half of 2014.

Core Domestic

(millions of euros)	1st Half 2015	1st Half 2014	Change	
			amount	%
Revenues	6,818	7,007	(189)	(2.7)
Consumer	*3,521*	*3,575*	*(54)*	*(1.5)*
Business	*2,304*	*2,404*	*(100)*	*(4.2)*
National Wholesale	*891*	*915*	*(24)*	*(2.6)*
Other	*102*	*113*	*(11)*	*(9.7)*
EBITDA	2,767	3,365	(598)	(17.8)
EBITDA Margin	*40.6*	*48.0*		*(7.4)pp*
EBIT	1,190	1,773	(583)	(32.9)
EBIT Margin	*17.5*	*25.3*		*(7.8)pp*
Headcount at period end (number)	51,733	(1)51,849	(116)	(0.2)

(1) Headcount at December 31, 2014

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Half 2015	1st Half 2014	Change		
			amount	%	% organic
Revenues	635	601	34	5.7	0.6
of which third party	509	*469*	*40*	*8.5*	*2.0*
EBITDA	93	156	(63)	(40.4)	(44.0)
EBITDA Margin	14.6	*26.0*		*(11.4)pp*	*(11.7)pp*
EBIT	40	106	(66)	(62.3)	(64.3)
EBIT Margin	6.3	*17.6*		*(11.3)pp*	*(11.4)pp*
Headcount at period end (number)(*)	630	(1)641	(11)	(1.7)	

(1) Headcount at December 31, 2014
(*) Includes employees with temp work contracts: 2 employees at 6/30/2015 (4 employees at 12/31/2014)

Olivetti

Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, in the first half of 2015 business lines for which the plan envisages a process leading to their abandonment through divestment or termination are no consolidated under Olivetti and have instead been included under Other Operations.

(millions of euros)	1st Half 2015	1st Half 2014	Change	
			amount	%
Revenues	90	106	(16)	(15.1)
EBITDA	(8)	(15)	7	46.7
EBITDA Margin	*(8.9)*	*(14.2)*		*5.3 pp*
EBIT	(9)	(17)	8	47.1
EBIT Margin	*(10.0)*	*(16.0)*		*6.0pp*
Headcount at period end (number)(*)	462	(1)586	(124)	(21.2)

(1) Headcount at December 31, 2014
(*) Includes employees with temp work contracts: none employees at 6/30/2015 (4 employees at 12/31/2014)

Revenues

Revenues in the first half of 2015 still showed a decline when compared to the first half of 2014, but with a recovery of the trend seen from the second half of last year, despite still showing a fall of -156 million euros (-2.1%). In particular in the second quarter of 2015 there was a reduction of -1.6%, which was less than in previous quarters (–2.6% for the first quarter of 2015 and –5.0% for the fourth quarter of 2014). This recovery was due to a progressive improvement in the market environment and, in particular, in the competitive performance with actions to stabilize or improve market shares (especially in the Mobile segment) in addition to an acceleration in the growth and penetration of digital and broadband and ultrabroadband connection services. As a result ARPU levels were stabilized in the Mobile business and increased in the Fixed-line business (particularly in the Consumer segment), offsetting the structural decline in prices and lower use of more traditional services.
In detail:

Core Domestic Revenues

- **Consumer:** revenues for the Consumer segment amounted to 3,521 million euros, decreasing 54 million euros (-1.5%) compared to the same period of 2014 (-1.6% in the second quarter, -1.5% in the first quarter), with a further strengthening of the progressive recovery already seen from the second half of 2014. In particular, revenues from services in the Mobile business recorded a decrease of 49 million euros, or -3.2% (-2.1% in the second quarter of 2015, -4.3% in the first quarter) compared to the same period of last year. This represented a recovery in performance attributable to the easing of competition pressure, the progressive stabilization of market share and the steady growth in Internet mobile. Revenues from Fixed-line services (-28 million euros, -1.5% compared to the same period of the previous year, -1.6% in the second quarter, -1.4% in the first quarter) also continued the trend of significant improvement seen from the second half of 2014. This was due to measures taken in recent months to improve ARPU, such as the development of flat and bundle deals, re-pricing, and the upgrading of customers to Fiber;
- **Business:** in the first half of 2015 revenues for Business segment amounted 2,304 million euros, down 100 million euros (-4.2%), representing a significant recovery compared to the performance in the same period of the previous year (-8.5%) both in the Mobile business (-4.4% compared to -9.4% for the first half of 2014, with a recovery of 5.0 percentage points) and the Fixed-line business (-4.0% compared to -8.3% in the first half of 2014, with a recovery of 4.3 percentage points). The actions taken were able to reduce the declining revenues from Mobile services for the first half of 2015 (-29 million euros, -4.8% compared to the same period of 2014). This was attributable to lower erosion in the traditional voice and messaging services, which fell by 48 million euros (the first six months of 2014 had recorded a reduction of 107 million euros compared to the same period the previous year), due to the repositioning of customers towards deals with lower overall ARPU, partially offset by the positive performance of innovative services (+17 million euros, +7.0% compared to the same period of the previous year) mainly thanks to the browsing component (+20 million euros, +10.4%). Revenues from Fixed-line services (-84 million euros) showed a sharp recovery in performance (-5.0% in the first half of 2015 compared –8.8% in the same period of the previous year), despite continuing to be influenced by an economic environment that is only showing slight signs of improvement, as well as the reduction in prices on traditional voice and data services and the technological shift towards VoIP systems, partially offset by the steady growth in ICT revenues (+6%), particularly for Cloud services (+37% compared to the first half of 2014);
- **National Wholesale:** revenues for the Wholesale segment amounted to 891 million euros in the first half of 2015, decreasing 24 million euros compared to the first half of 2014 (-2.6%). The decline was mainly attributable to the migration of the deals from the traditional segment to more competitive next-generation IP and Ethernet infrastructure solutions, the migration of traditional accesses and interconnection flows to IP solutions, and the reduction in revenues from mobile traffic on national roaming.

Revenues International Wholesale – Telecom Italia Sparkle group

Revenues for International Wholesale – Telecom Italia Sparkle group in the first half of 2015 totaled 635 million euros, up +34 million euros (+5.7%) compared to the same period of 2014. In particular, the increase relates to revenues for IP/Data services (+21 million euros, +17.1%) and revenues for voice services (+15 million euros, +3.5%). The other business segments remained substantially stable (-2 million euros, -4%).

Olivetti Revenues

The revenues of business lines defined "Core" (Office, Retail and Systems and Advanced Caring) totaled 90 million euros in the first half of 2015.

EBITDA

EBITDA for the Domestic Business Unit totaled 2,846 million euros in the first half of 2015, decreasing by 655 million euros compared to 2014 (-18.7%), with an EBITDA margin of 38.6% (-7.9% percentage points compared to the same period of 2014).
Organic EBITDA was down 665 million euros (-18.9%) compared to the first half of 2014; the organic EBITDA margin was down 7.8 percentage points, from 46.4% in the first half of 2014 to 38.6% in the first half of 2015.
EBITDA in the first half of 2015 reflected the negative impact of non-recurring expenses totaling 393 million euros; these expenses – connected to events and transactions that by their nature do not occur continuously in the normal course of operations – have been shown because their amount is significant and they include charges and provisions resulting from: corporate restructuring and reorganization processes, regulatory disputes and penalties (including the associated liabilities), disputes with former employees, liabilities with customers and/or suppliers. Without these expenses the organic change in EBITDA would have been -5.8%, with an organic EBITDA margin of 43.9%, down 1.6 percentage points compared to the first half of 2014 and, in line with the performance recorded for revenues, with a recovery trend compared to the previous quarters (-0.9% in the second quarter compared to -10.4% for the first quarter of 2015 and -10.9% for the fourth quarter of 2014).

Organic EBITDA is calculated as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change	
			amount	%
REPORTED EBITDA	**2,846**	**3,501**	**(655)**	**(18.7)**
Foreign currency financial statements translation effect	-	10	(10)	
ORGANIC EBITDA	**2,846**	**3,511**	**(665)**	**(18.9)**
of which non-recurring income/(expenses)	(393)	71	(464)	
ORGANIC EBITDA excluding non-recurring component	**3,239**	**3,440**	**(201)**	**(5.8)**

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Half 2015	1st Half 2014	Change
Acquisition of goods and services	2,838	2,790	48
Employee benefits expenses	1,494	1,414	80
Other operating expenses	608	257	351

- **acquisition of goods and services** increased by 48 million euros (+1.7%) compared to the first half of 2014, mainly due to higher purchase costs for devices and handsets linked to the increase in sales volumes (+21 million euros, in relation to +25 million euros of revenues) and higher costs for the sales network for the acquisition of customers (+5 million euros), partially offset by efficiency improvement measures on costs for general and administrative expenses (-14 million euros);

- **employee benefits expenses** increased by 80 million euros compared to 2014; the main factors that drove this change were:
  - an increase of 56 million euros in ordinary employee expenses, mainly due to the increase in contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014; the recognition of the notional costs relating to the Broad-Based Share Ownership Plan and the Stock Option Plan and the increase in the average workforce by an average of 1,004 units compared to the first half of 2014; in particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology – which entailed a reduction in working hours and a consequent reduction of the average workforce – concluded last April, resulting in an increase of 1,381 units on average compared to the first half of 2014;
  - the recognition of charges and provisions to Employee Benefits of a non-recurring nature, for a total of 24 million euros, of which 23 million euros link to the agreement signed on June 19, 2015 by the Parent with the union representatives of the Executive personnel, for the application of Article 4, paragraphs 1-7ter, of Italian Law 92 of June 28, 2012 (the so called "Fornero" law). This agreement provides for the possibility to arrange mutual termination of the employment relationship for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date, with the company paying out the pension that would be due to the workers under the current rules and continuing to pay INPS contributions until the minimum pension requirements are met. The provision, which was determined on the basis of the current social security and pension regulations, involves a component of around 60 executives who expressed interest in this option, following their selection by the Company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers. The Parent also incurred costs of 1 million euros for leaving incentives pursuant to Law 223/91.

- **other operating expenses** amounted to 608 million euros and increased by 351 million euros compared to the first half of 2014, mainly due to the presence of non-recurring expenses of 369 million euros, without which other operating expenses would have fallen by 18 million euros.
  Details of other operating expenses are shown in the table below:

(millions of euros)	1st Half 2015	1st Half 2014	Change
Write-downs and expenses in connection with credit management	122	131	(9)
Provision charges	359	12	347
TLC operating fees and charges	18	25	(7)
Indirect duties and taxes	49	50	(1)
Sundry expenses	60	39	21
Total	**608**	**257**	**351**

Other income amounted to 111 million euros in the first half of 2015 (176 million euros in the first half of 2014), decreasing by 65 million euros compared to the same period of the previous year. In the first half of 2014, the amount included the release of the risk provision, made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

EBIT

EBIT for the first half of 2015 totaled 1,222 million euros (1,863 million euros in the first half of 2014), decreasing by 641 million euros (-34.4%) compared to the first half of 2014; the EBIT margin was 16.6% (24.7% in the first half of 2014).
Organic EBIT was down 647 million euros, with an organic EBIT margin of 16.6% (24.7% in the first half of 2014).
EBIT in the first half of 2015 was pulled lower by a total of 393 million euros in non-recurring expenses, without which the organic change in EBIT would have been -8.2%, with an organic EBIT margin of 21.9%.

Organic EBIT is calculated as follows:

(millions of euros)	1st Half 2015	1st Half 2014	Change amount	Change %
REPORTED EBIT	**1,222**	**1,863**	**(641)**	**(34.4)**
Foreign currency financial statements translation effect	-	6	(6)	
ORGANIC EBIT	**1,222**	**1,869**	**(647)**	**(34.6)**
of which non-recurring income/(expenses)	(393)	109	(502)	
ORGANIC EBIT excluding non-recurring component	**1,615**	**1,760**	**(145)**	**(8.2)**

Real estate project

At the end of 2014, Telecom Italia launched a major real estate project, aimed on the one hand at rationalizing the use of space for industrial use in a manner consistent with the evolution of next-generation networks, and on the other at optimizing the number of office/other buildings by the creation of functional "hubs" adopting a modern and more efficient occupation of space, re-qualifying the workplace in such a way - ensuring habitability and identity - as to encourage exchange, communication and relations among colleagues in order to stimulate change, dynamism and individual initiative.
The Project envisages a process of restructuring and renegotiations of agreements with the owners, with a view to efficiency and savings, primarily accomplished through contract extensions and rent reductions. In particular, with reference to the first half of 2015, it is pointed out that:

- properties of strategic importance were selected, in relation to their present or foreseeable use, were identified, in line with the technological evolution of the network and the new ICT services. Two of these properties were purchased in June 2015;
- for a first block of approx. 500 real estate leases, renegotiation and/or conclusion of new contracts were completed in June 2015. Prior to these renegotiations, in accordance with IAS 17 (Leasing), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement; the remaining contracts were defined as financial leases, and were therefore accounted for, in accordance with IAS 17, with recognition of Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or conclusion of new contracts resulted, on the one hand, in the change of classification from operating leases to financial leases; on the other - with regard to the properties whose contracts were already classified as financial lease - in the "re-assessment" of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at June 30, 2015 of 676 million euros in terms of higher fixed assets and related payables for financial leases.

Since the contractual amendments referred to above took place during June 2015, the financial benefits from the renegotiations will mainly be seen from the second half of 2015.
The activities related to the development of the Project will continue in the coming months and will result - when fully implemented - in a significant reduction in rental costs and savings in terms of electricity, facility services and rationalization of space and costs associated with the dispersion of locations.

Initial Public Offering (IPO) of INWIT S.p.A.

In June 2015, the initial public offering (IPO) of the ordinary shares of INWIT S.p.A. was successfully concluded. In April 2015 the Parent Telecom Italia S.p.A. transferred to the company, which was established in January, the business unit consisting of around 11,500 sites in Italy, housing the radio transmission equipment for mobile telephone networks. The IPO resulted in the sale of a 36.33% minority stake in the company's ordinary shares (the shares arising from the sale of 3.64% relating to the shares exercised under the greenshoe option were added in July) for 784 million euros, net of transaction costs.

BRAZIL

	(millions of euros)		(millions of reais)			
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	Change	
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	2,688	3,009	8,900	9,477	(577)	(6.1)
EBITDA	784	840	2,597	2,645	(48)	(1.8)
EBITDA Margin	*29.2*	*27.9*	*29.2*	*27.9*		*1.3pp*
EBIT	568	369	1,882	1,161	721	62.1
EBIT Margin	*21.1*	*12.3*	*21.1*	*12.3*		*8.8pp*
Headcount at period end (number)			12,910	(1) 12,841	69	0.5

(1) Headcount at December 31, 2014.

	1st Half 2015	1st Half 2014
Lines at period end (thousands) (*)	74,600	(1) 75,721
MOU (minutes/month) (**)	119.5	138.7
ARPU (reais)	16.4	17.6

(1) Number at December 31, 2014.
(*) Estimate. Includes corporate lines; the figure for the comparative period has been restated accordingly.
(**) Net of visitors.

Revenues

Revenues for the first half of 2015 amounted to 8,900 million reais and were down (-577 million reais, -6.1%) year-on-year. Service revenues totaled 7,724 million reais, a decrease of 360 million reais compared to 8,084 million reais for the same period of 2014 (-4.5%). The lower revenue was primarily due to the reduction in revenues from incoming mobile traffic (-530 million reais, -39.4%), due to the reduction in the mobile termination rate (MTR) and lower volumes, as well as traditional outgoing voice traffic (-8%), partially offset by the increase in revenue generated by the mobile data revenues (+496 million reais, +44.5%).
The mobile ARPU (Average Revenue Per User) for the first half of 2015 amounted to 16.4 reais compared to 17.6 reais in the same period of 2014 (-6.8%). Revenues from product sales came to 1,176 million reais (1,393 million reais in the first half of 2014; -15.6%), reflecting the impact of the economic crisis on household spending propensity.
The total number of lines at June 30, 2015 amounted to 74,600 thousand, a decrease compared to December 31, 2014, and correspond to a market share of approximately 26.4% (27% at December 31, 2014).

EBITDA

EBITDA in the first half of 2015 amounted to 2,597 million reais, a decrease of 48 million reais (-1.8%) compared to the same period of 2014. The reduction in EBITDA is due to lower revenues, partly offset by lower costs, mainly for the purchase of goods and services due to the lower portion to be paid to other operators, albeit in the presence of higher personnel costs. The EBITDA margin stood at 29.2%, 1.3 percentage points higher than in the first half of 2014.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of reais)		
	1st Half 2015 (a)	**1st Half 2014** (b)	**1st Half 2015** (c)	**1st Half 2014** (d)	**Change** (c-d)
Acquisition of goods and services	1,516	1,764	5,022	5,555	(533)
Employee benefits expenses	194	177	641	558	83
Other operating expenses	272	300	902	945	(43)
Change in inventories	(19)	(22)	(64)	(69)	5

- **acquisition of goods and services** totaled 5,022 million reais (5,555 million reais in the first half of 2014). The 9.6% decrease compared to the same period of the previous year (-533 million reais) was broken down as follows:
  - -499 million reais for revenues due to other TLC operators;
  - -189 million reais for purchases relating primarily to products for resale costs;
  - +25 million reais for external service costs.
  - +130 million reais for rent and lease costs.
- **employee benefits expenses**, amounting to 641 million reais, were up 83 million reais compared with the first half of 2014 (+14.9%). The average workforce grew from 11,255 employees in the first half of 2014 to 11,810 employees in the first half of 2015. The ratio of employee benefits expenses to total revenues rose to 7.2%, up 1.3 percentage points on the first half of 2014;
- **other operating expenses** amounted to 902 million reais, a decrease of 4.6% on the first half of 2014. The expenses were broken down as follows:

(millions of Reais)	**1st Half 2015**	**1st Half 2014**	**Change**
Write-downs and expenses in connection with credit management	116	153	(37)
Provision charges	141	100	41
TLC operating fees and charges	594	622	(28)
Indirect duties and taxes	20	31	(11)
Sundry expenses	31	39	(8)
Total	**902**	**945**	**(43)**

EBIT

EBIT amounted to 1,882 million reais, up 721 million reais on the first half of 2014. This result, despite the lower EBITDA contribution, benefited from the positive impacts arising from the conclusion of the first tranche of sales of telecommunication towers to American Tower do Brasil. More precisely, at the time of the sale, the gains arising on the assets sold amounted to 918 million reais, net of transaction costs.

Finally, it is pointed out that depreciation and amortization amounting to 1,644 million reais, increases by 159 million reais compared to the same period of the previous year, due to the effect of the acceleration of investments in the past 18 months.

Agreement for the sale of telecommunications towers

On November 21, 2014, the subsidiary TIM Celular had signed a contract for the sale to American Tower do Brasil of part of the mobile infrastructure (6,481 telecommunication towers), for a total value of approx. 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.
On April 29, 2015, the sale of a first block of 4,176 towers was completed at a total price of 1,897 million reais, together with the signing of a specific lease back agreement for the portion of towers used by the Tim Brasil group, with recognition of a financial liability for an amount of 977 million reais. A gain of 918 million reais was recognized in the income statement, already net of transaction costs, while the gain corresponding to the portion of towers subject to sale and leaseback (809 million reais already net of transaction costs) was deferred according to the duration of the financial leasing contract.

The overall details of the transaction are provided below:

		millions of reais	Translation into millions of euros
Total price	**(a)**	**1,897**	**585**
Sale price of the towers sold definitively		920	284
Net carrying amount and transaction costs		(156)	(48)
Elimination of provision for restoration costs		154	47
Gross gain		**918**	**283**
Tax		(282)	(87)
Net income statement impact		**636**	**196**
Sale price of the towers subject to sale and leaseback		977	301
Net carrying amount and transaction costs		(168)	(52)
Gain subject to deferral		**809**	**249**
Financial debt recorded as a result of the leaseback agreement	**(b)**	**977**	**301**
Non-current tangible assets under financial lease		977	301
Impact on net financial debt	**(a-b)**	**920**	**284**

The translation into euros has been done purely as an example using the average exchange rate in the month when the transaction was carried out (April 2015; 3.24111 reais for 1 euro). The translation for the preparation of the interim financial statements has been performed in the manner indicated in the “Accounting standards – Consolidation principles” of the Telecom Italia Group Consolidated Financial Statements at December 31, 2014.

MEDIA

On June 30, 2014 Telecom Italia Media (TI Media) and Gruppo Editoriale L'Espresso (Espresso group) completed the merger of the digital terrestrial network operator businesses controlled by Persidera S.p.A. and Rete A S.p.A, respectively.
The merger of Rete A by absorption into Persidera was completed on December 1, 2014.

The table presented below show the data of the Media Business Unit which, for the first half of 2014, did not include the results of Rete A; the same are instead considered in the calculation of the organic changes.

(millions of euros)	1st Half 2015	1st Half 2014	Change		
			amount	%	% organic
Revenues	42	31	11	35.5	2.4
EBITDA	20	11	9	81.8	42.9
EBITDA Margin	*47.6*	*35.5*		*12.1 pp*	
EBIT	9	(2)	11		
EBIT Margin	*21.4*	*(6.5)*			
Headcount at period end (number) (*)	86	(1) 89	(3)	(3.4)	

(1) Headcount at December 31, 2014.
(*) Includes employees with temp work contracts (none 6/30/2015; 1 at 12/31/2014).

At June 30, 2015, the three Digital Multiplexes formerly of Persidera S.p.A. reached a coverage of 95.6% of the Italian population.
In contrast, the coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%.

Revenues

Revenues amounted to 42 million euros in the first half of 2015, increasing by 11 million euros (+35.5%) compared to the 31 million euros recorded in the first half of 2014. This change, which was positively driven by the merger of Rete A (acquired on June 30, 2014 and merged into Persidera S.p.A. in December 2014) which had not yet occurred in the first half of 2014, was entirely attributable to the Network Operator. Including the former Rete A operations of the first half of 2014, the organic change in revenues was a positive at 2.4%. This change is mainly due to the launch of the new SKYTG24 and Gazzetta TV channels, in addition to the increase in unit price of the main contracts.

EBITDA

EBITDA was a positive 20 million euros in the first half of 2015, up 9 million euros (+81.8%) compared to the same period of 2014 (11 million euros). This performance was driven by both the aforementioned increase in revenues as well as the increase in other income, only partially offset by an increase in operating expenses of 10 million euros of the Network Operator, mainly attributable to the costs from the former Rete A activities not present in the first half of 2014; including these costs, the organic EBITDA would still see an improvement of 42.9% compared to the first half of 2014.

EBIT

EBIT was a positive 9 million euros (negative 2 million euros in the first half of 2014). This performance reflected the change in EBITDA described above and the reduction in depreciation and amortization of 2 million euros.

Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A.

On April 30, 2015, the Shareholders' Meeting of Telecom Italia Media S.p.A. approved the project for the merger with Telecom Italia S.p.A..
On May 20, 2015 the Shareholders' Meeting of Telecom Italia S.p.A. also approved the project.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

The results are provided below for the Sofora - Telecom Argentina group, which has been classified under "Discontinued operations/Non-current assets held for sale" following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, as described in the 2014 Annual Report.

Income statement impacts of the Sofora - Telecom Argentina group

	(millions of euros)		(millions of Argentine pesos)			
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	Change amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Income statement impacts of the Sofora - Telecom Argentina group:						
Revenues	**1,880**	**1,453**	**18,496**	**15,585**	**2,911**	**18.7**
EBITDA	**520**	**383**	**5,114**	**4,105**	**1,009**	**24.6**
EBITDA Margin	*27.6*	*26.3*	*27.6*	*26.3*		*1.3 pp*
EBIT	**520**	**384**	**5,117**	**4,115**	**1,002**	**24.3**
EBIT Margin	*27.7*	*26.4*	*27.7*	*26.4*		*1.3 pp*
Finance income/(expenses), net	(7)	16	(66)	174	(240)	
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	**513**	**400**	**5,051**	**4,289**	**762**	**17.8**
Income tax expense	(179)	(138)	(1,764)	(1,476)	(288)	19.5
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**334**	**262**	**3,287**	**2,813**	**474**	**16.9**

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 9.83978 in the first half of 2015 and 10.72408 in the first half of 2014.

	6/30/2015	12/31/2014	Change	
			amount	%
Fixed-line				
Lines at period end (thousands)	4,064	4,093	(29)	(0.7)
ARBU (Average Revenue Billed per User) (Argentine pesos)	62.5	55.7 (3)	6.8	12.2
Mobile				
Lines at period end (thousands)	21,936	22,066	(130)	(0.6)
Telecom Personal mobile lines (thousands)	19,418	19,585	(167)	(0.9)
% postpaid lines (1)	*32%*	*32%*		
MOU Telecom Personal (minutes/month)	91.7	94.9 (3)	(3.2)	(3.4)
ARPU Telecom Personal (Argentine pesos)	86.4	70.0 (3)	16.4	23.5
Núcleo mobile lines (thousands) (2)	2,518	2,481	37	1.5
% postpaid lines (1)	*20%*	*19%*		
Broadband				
Broadband accesses at period end (thousands)	1,786	1,771	15	0.8
ARPU (Argentine pesos)	190.1	143.0 (3)	47.1	32.9

(1) Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2) Includes WiMAX lines.
(3) Figures for the first half of 2014.

Revenues

Revenues for the first half of 2015 amounted to 18,496 million pesos, increasing 2,911 million pesos (+18.7%) compared with the first half of 2014 (15,585 million pesos), mainly thanks to the growth in the relative Average Revenue Per User (ARPU). The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora - Telecom Argentina group, an increase of 17.5% on the first half of 2014.

Fixed-line telephony service: the number of fixed lines decreased by 29 thousand compared to the end of 2014, totaling 4,064 thousand at June 30, 2015. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 12.2% compared to the first half of 2014, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefited from the exchange rate difference with respect to the first half of 2014.

Mobile telephony service: Telecom Personal mobile lines in Argentina decreased by 167 thousand compared to the end of 2014, coming to a total of 19,418 thousand lines at June 30, 2015, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 23.5% to 86.4 pesos (70.0 pesos in the first half of 2014). A large part of this growth was attributable to value-added services (including revenue sharing and Internet) which together accounted for 60% of revenues from mobile telephony services in the first half of 2015.

In Paraguay, the Núcleo customer base grew by 1.5% compared to December 31, 2014, reaching 2,518 thousand lines, 20% of which are postpaid.

BroadBand: Telecom Argentina's portfolio of broadband lines totaled 1,786 thousand accesses at June 30, 2015, an increase of 15 thousand on December 31, 2014. ARPU rose by 32.9% to 190.1 pesos (143.0 pesos in the first half of 2014), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 1,009 million pesos (+24.6%) compared to the first half of 2014, reaching 5,114 million pesos. The EBITDA margin came to 27.6%, up 1.3 percentage points over the first half of 2014, mainly due to the reduction in costs for high-grade handsets and accessories, which was partially offset by the higher incidence of employee benefits expenses and external service costs.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)		
	1st Half 2015 (a)	1st Half 2014 (b)	1st Half 2015 (c)	1st Half 2014 (d)	Change (c-d)
Acquisition of goods and services	782	672	7,699	7,207	492
Employee benefits expenses	338	238	3,322	2,556	766
Other operating expenses	242	186	2,385	1,998	387
Change in inventories	(1)	(23)	(12)	(247)	235

- **acquisition of goods and services** amounted to 7,699 billion pesos (7,207 million pesos in the first half of 2014) showing, in particular, an increase in costs for external services of 966 million pesos and a reduction in the purchase of goods of 404 million pesos;
- **employee benefits expenses** stood at 3,322 million pesos, an increase of 766 million pesos compared to the first half of 2014 (+30%). The change was due to salary increases resulting from periodic revisions in union agreements, primarily linked to inflation. The ratio of Employee benefits expenses to total revenues rose to 18.0%, up 1.6 percentage points over the first half of 2014;
- **other operating expenses** amounted to 2,385 million pesos, increasing 387 million pesos on the first half of 2014. These expenses consisted of the following:

(millions of Argentine pesos)	1st Half 2015	1st Half 2014	Change
Write-downs and expenses in connection with credit management	281	233	48
Provision charges	106	92	14
TLC operating fees and charges	344	280	64
Indirect duties and taxes	1,515	1,271	244
Sundry expenses	139	122	17
Total	**2,385**	**1,998**	**387**

EBIT

EBIT for the first half of 2015 came to 5,117 million pesos compared to 4,115 million pesos recorded for the first half of 2014. The increase of 1,002 million pesos was attributable to the improvement in EBITDA. The EBIT margin stood at 27.7% of revenues (+1.3 percentage points compared to the first half of 2014).

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

Capital expenditures

Capital expenditures in the first half of 2015 amounted to 4,690 million pesos and increased by 2,485 million pesos compared to the first half of 2014 (2,205 million pesos). This increase was essentially related to the definitive award to Telecom Personal of Lot no. 8 for the SCMA service for a total of 2,256 million pesos.

Capital expenditures in the period were also aimed at customer acquisition, extension and upgrading of the access network to increase capacity and improve quality of the 3G mobile network, activation of sites planned for the 4G service and upgrading of broadband services on the fixed-line network, in addition to backhauling to support the growth in data traffic volumes.

Other information – Amendment of the Bylaws of Telecom Argentina S.A.

The Ordinary and Extraordinary Shareholders' Meeting of Telecom Argentina, held on June 22, 2015, approved changes to the business purpose, adapting it to the new definition of Information and Communications Technology Services contained in the "Ley de Argentina Digital" including the possibility of providing Audiovisual communication services.

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

- **Goodwill:** the item decreased by 104 million euros, from 29,943 million euros at the end of 2014 to 29,839 million euros at June 30, 2015, due to changes in foreign exchange rates applicable to the Group's Brazilian operations[1]
  Further details are provided in the Note "Goodwill" in the Half-Year Condensed Consolidated Financial Statements at June 30, 2015 of the Telecom Italia Group.

- **Other intangible assets:** decreased by 179 million euros, from 6,827 million euros at the end of 2014 to 6,648 million euros at June 30, 2015, representing the balance of the following items:
  - capex (+879 million euros);
  - amortization charge for the period (-930 million euros);
  - disposals, exchange differences, reclassifications and other movements (for a net negative balance of 128 million euros).

- **Tangible assets:** decreased by 683 million euros, from 13,387 million euros at the end of 2014 to 14,070 million euros at June 30, 2015, representing the balance of the following items:
  - capex (+1,267 million euros);
  - changes in financial leasing contracts (+984 million euros);
  - amortization charge for the period (-1,200 million euros);
  - disposals, exchange differences, reclassifications and other movements (for a net negative balance of 368 million euros).

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

These related to the Sofora group - Telecom Argentina and included:
- financial assets of 294 million euros;
- non-financial assets of 4,122 million euros.

For more details, see the Note "Discontinued operations/Non-current assets held for sale" in the Half-Year Condensed Consolidated Financial Statements of the Telecom Italia Group at June 30, 2015.

CONSOLIDATED EQUITY

Consolidated equity amounted to 22,692 million euros (21,699 million euros at December 31, 2014), of which 18,411 million euros attributable to Owners of the Parent (18,145 million euros at December 31, 2014) and 4,281 million euros attributable to non-controlling interests (3,554 million euros at December 31, 2014).
In greater detail, the changes in equity were the following:

(1) The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.47150 at June 30, 2015 and 3.22489 at December 31, 2014.

(millions of euros)	6/30/2015	12/31/2014
At the beginning of the period	**21,699**	**20,186**
Total comprehensive income (loss) for the period	282	1,539
Dividends approved by:	(250)	(343)
Telecom Italia S.p.A.	*(166)*	*(166)*
Other Group companies	*(84)*	*(177)*
INWIT - effect of sale of the non-controlling interest	762	–
Convertible bond issue maturing 2022 - equity component	186	–
Issue of equity instruments	17	64
Effect of Rete A acquisition	–	40
Effect of equity transactions of the Sofora – Telecom Argentina group	–	160
Other changes	(4)	53
At the end of the period	**22,692**	**21,699**

CASH FLOWS

Adjusted net financial debt stood at 26,992 million euros, up 341 million euros compared to December 31, 2014 (26,651 million euros).
Excluding the net financial debt of the Sofora - Telecom Argentina group, amounting to 56 million euros (net financial assets of 122 million euros at December 31, 2014), the adjusted net financial debt would have increased by 163 million euros compared to December 31, 2014.
The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first half of 2015:

Change in adjusted net financial debt

(millions of euros)	1st Half 2015	1st Half 2014	Change
EBITDA	3,633	4,345	(712)
Capital expenditures on an accrual basis	(2,146)	(1,707)	(439)
Change in net operating working capital:	(1,119)	(1,584)	465
Change in inventories	*(54)*	*(50)*	*(4)*
Change in trade receivables and net amounts due from customers on construction contracts	*(128)*	*(465)*	*337*
Change in trade payables (*)	*(911)*	*(886)*	*(25)*
Other changes in operating receivables/payables	*(26)*	*(183)*	*157*
Change in employee benefits	19	(16)	35
Change in operating provisions and Other changes	314	6	308
Net operating free cash flow	**701**	**1,044**	**(343)**
% of Revenues	*6.9*	9.9	*(3.0)pp*
Sale of investments and other disposals flow	1,379	76	1,303
Share capital increases/reimbursements, including incidental costs	186	–	186
Financial investments flow	(24)	(31)	7
Dividends payment	(204)	(208)	4
Change in financial leasing contracts	(984)	–	(984)
Finance expenses, income taxes and other net non-operating requirements flow	(1,217)	(1,179)	(38)
Reduction/(Increase) in adjusted net financial debt from continuing operations	**(163)**	**(298)**	**135**
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(178)	(253)	75
Reduction/(Increase) in adjusted net financial debt	**(341)**	**(551)**	**210**

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during the first half of 2015 has been particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2015		1st Half 2014		Change
		% of total		% of total	
Domestic	1,506	70.2	1,177	69.0	329
Brazil	637	29.7	526	30.8	111
Media and Other Operations	3	0.1	4	0.2	(1)
Adjustments and eliminations	–	–	–	–	–
Consolidated Total	**2,146**	**100.0**	**1,707**	**100.0**	**439**
% of Revenues	*21.3*		*16.2*		*5.1 pp*

Capital expenditure in the first half of 2015 totaled 2,146 million euros, up 439 million euros (+25.7%) on the first half of 2014. In particular:

- the **Domestic Business Unit** reported capital expenditure up by 329 million euros compared to the first half of 2014. This increase is particularly affected by the disbursement related to the extension of the GSM license for three years, amounting to 117 million euros, in addition to increase in innovative investments dedicated to the development of next-generation networks and services (+257 million euros), which have reached and represent over 40% of total investments (around 30% in the same period of 2014);
- the **Brazil Business Unit** recorded an increase of 111 million euros (including a negative currency effect of 26 million euros) compared to the first half of 2014; this capital expenditure was mainly aimed at the development of the industrial infrastructure and at sales support platforms.

Change in net operating working capital

The change in net operating working capital for the first half of 2015 was a decrease of 1,119 million euros (decrease of 1,584 million euros in the first half of 2014). In particular:

- the change in inventories and the management of trade receivables generated negative impacts of 54 million euros and 128 million euros, respectively; the decrease in trade receivables was affected by the lower recourse to the sale of receivables to factoring companies;
- the change in trade payables (-911 million euros) was linked to a seasonal peak in payments of bills payable. Investment spending and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following initial months of the following year due to the normal payment terms and contractually applicable conditions.

Change in operating provisions and Other changes

The change in operating provisions mainly reflects the non-recurring provisions for risk made during the first half year of 2015.

Sale of investments and other disposals flow

This was positive at 1,379 million euros in the first half of 2015 and related to:

- 784 million euros, already net of the related incidental costs, resulting from the placement on the market of 36.33% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT) which took place during the month of June 2015;
- proceeds generated by the Brazil Business Unit amounting to 1,897 million reais (approximately 585 million euros) as a result of conclusion of the sale of the first tranche of telecommunications towers to American Tower do Brasil; for more detailed information, please see the chapter "Financial and Operating Highlights of the Business Units of the Telecom Italia Group - Brazil Business Unit";
- for the remaining amount, to the disposal of assets in the normal operating cycle.

In the first half of 2014 it was positive and amounted to 76 million euros and was mainly due to the receipt of 71 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.

Share capital increases/reimbursements, including incidental costs

In the first half of 2015, the item amounted to 186 million euros related to the Bond conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.
In particular, the amount of 186 million euros corresponded to the difference between the credit received by bondholders following the issue of the bond and the debt component of the financial instrument issued. The debt component is equal to the fair value of an identical liability issued by the Company at market conditions but without the conversion right, while the remainder, up to the amount of the credit received, was recognized as a component of shareholders' equity (the "residual method").

Financial investments flow

In the first half of 2015, the item amounted to 24 million euros and essentially related to the outlay for the acquisition of 50% of the share capital of the company Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as Head Quarter.
In the first half of 2014 it amounted to 31 million euros and mainly consisted of 9 million euros for the acquisition by Telecom Italia S.p.A. of the controlling interest in Trentino NGN S.r.l. which took place on February 28, 2014, and 21 million euros for the acquisition of the controlling interest in Rete A S.p.A., with subsequent merger into the parent Persidera S.p.A..

Change in financial leasing contracts

The item represents the higher value of tangible assets under financial lease, also an expression of the associated higher financial payables, posted mainly as a result of contractual renegotiations that took place during the first half of 2015 as part of the project of transformation of real estate assets by Telecom Italia S.p.A. (676 million euros) and of the financial leasing contract concluded by the Tim Brasil group on part of the telecommunications towers mentioned above (977 million reais corresponding to around 301 million euros). Further details are provided in the Note "Tangible assets (owned and under finance leases)" of the Half-Year Condensed Consolidated Financial Statements at June 30, 2015 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

This item mainly includes the payment, during the first half of 2015, of the net finance expenses (912 million euros) and taxes (33 million euros), as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

This was a negative 178 million euros and reflected, among other things, the completion of the acquisition of 4G licenses by the Sofora - Telecom Argentina group that resulted in an outlay of around 229 million euros.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	21,134	23,440	(2,306)
Amounts due to banks, other financial payables and liabilities	7,959	7,901	58
Finance lease liabilities	1,880	984	896
	30,973	**32,325**	**(1,352)**
Current financial liabilities (*)			
Bonds	4,710	2,645	2,065
Amounts due to banks, other financial payables and liabilities	1,980	1,872	108
Finance lease liabilities	159	169	(10)
	6,849	**4,686**	**2,163**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	350	43	307
Total Gross financial debt	**38,172**	**37,054**	**1,118**
Non-current financial assets			
Securities other than investments	(4)	(6)	2
Financial receivables and other non-current financial assets	(2,789)	(2,439)	(350)
	(2,793)	**(2,445)**	**(348)**
Current financial assets			
Securities other than investments	(1,622)	(1,300)	(322)
Financial receivables and other current financial assets	(353)	(311)	(42)
Cash and cash equivalents	(4,752)	(4,812)	60
	(6,727)	**(6,423)**	**(304)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	(294)	(165)	(129)
Total financial assets	**(9,814)**	**(9,033)**	**(781)**
Net financial debt carrying amount	**28,358**	**28,021**	**337**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,366)*	*(1,370)*	*4*
Adjusted net financial debt	**26,992**	**26,651**	**341**
Breakdown as follows:			
Total adjusted gross financial debt	**35,739**	**34,421**	**1,318**
Total adjusted financial assets	**(8,747)**	**(7,770)**	**(977)**
(*) of which current portion of medium/long-term debt:			
Bonds	*4,710*	*2,645*	*2,065*
Amounts due to banks, other financial payables and liabilities	*1,178*	*1,413*	*(235)*
Finance lease liabilities	*159*	*169*	*(10)*

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a measure called "Adjusted net financial debt" has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the "Adjusted net financial debt" excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies completed during the first half of 2015 resulted in a positive effect on net financial debt at June 30, 2015 of 938 million euros (1,316 million euros at December 31, 2014).

Gross financial debt

Bonds

Bonds at June 30, 2015 were recorded for a total of 25,844 million euros (26,085 million euros at December 31, 2014). Their nominal repayment amount was 25,336 million euros, up 422 million euros compared to December 31, 2014 (24,914 million euros).

Changes in bonds over the first half of 2015 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues			
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

(*) On May 20, 2015, the Shareholders' Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

(millions of original currency)	Currency	Amount	Repayment date
Repayments			
Telecom Italia Finance S.A. 20,000 million JPY 3.550% (1)	JPY	20,000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% (2)	Euro	514	6/15/2015

(1) Early repayment of the AFLAC Private Placement maturing 5/14/2032.

(2) Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

On January 21, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Buybacks			
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1 billion euros, maturing September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

(1) Net of buybacks by the Company of 172 million euros during 2014.

(2) Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A. maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues of Telecom Italia S.p.A. maturing between January 2017 and January 2019, buying back a total nominal amount of 467 million euros.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 564 million USD.

Accordingly, at June 30, 2015 the bonds bought back were reclassified under "Current financial liabilities" (for more details see the Note "Events Subsequent to June 30, 2015").

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2015, the nominal amount was equal to 196 million euros and was unchanged compared to December 31, 2014.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2015:

(billions of euros)	6/30/2015		12/31/2014	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	**7.0**	**-**	**7.0**	**-**

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.
Telecom Italia also has:

- a bilateral term loan from Banca Regionale Europea expiring August 3, 2016, for 100 million euros, drawn down for the full amount;
- a bilateral term loan from Cassa Depositi e Prestiti expiring October 21, 2019, for 150 million euros, drawn down for the full amount;
- a bilateral term loan from Mediobanca expiring November 10, 2019, for 200 million euros, drawn down for the full amount.

In addition, on April 10, 2015, a bilateral term loan was signed with Cassa Depositi e Prestiti for an amount of 100 million euros with a 4-year expiry, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.31 years.
The average cost of the Group's debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.3%.
For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Half-Year Condensed Consolidated Financial Statements at June 30, 2015 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 13,374 million euros at June 30, 2015 (net of 259 million euros related to Discontinued Operations), corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 6,374 million euros (6,112 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group Financial Liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 4,752 million euros (4,812 million euros at December 31, 2014). The different technical forms used for the investment of liquidity as of June 30, 2015 can be analyzed as follows:

- Maturities: investments have a maximum maturity of three months;
- Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;
- Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,622 million euros (1,300 million euros at December 31, 2014). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of 250 million euros of Italian and European treasury bonds purchased by Telecom Italia S.p.A. and 724 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/03/2012) and 642 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

In the **second quarter of 2015 the adjusted net financial debt** decreased by 438 million euros compared to March 31, 2015: the positive financial performance together with the effects of the sales of the transmission towers in Brazil and the non-controlling interest in INWIT, offset the outlays resulting from the payment of dividends and the higher debt resulting from the recognition under financial liabilities of the present value of the payments due for property leases and for the leasing of part of the transmission towers in Brazil, in accordance with IAS 17.

(millions of euros)	6/30/2015 (a)	3/31/2015 (b)	Change (a-b)
Net financial debt carrying amount	**28,358**	**29,003**	**(645)**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,366)*	*(1,573)*	*207*
Adjusted net financial debt	**26,992**	**27,430**	**(438)**
Breakdown as follows:			
Total adjusted gross financial debt	**35,739**	**37,303**	**(1,564)**
Total adjusted financial assets	**(8,747)**	**(9,873)**	**1,126**

CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

The Half-Year Financial Report at June 30, 2015 of the Telecom Italia Group has been prepared in compliance with Article 154-ter (Financial Reports) of Italian Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) and subsequent amendments and supplements and presented in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as "IFRS") as well as with the regulations issued to implement Article 9 of Italian Legislative Decree no. 38/2005.
The Half-year Financial Report includes:

- *the Interim Management Report;*
- *the Half-Year Condensed Consolidated Financial Statements;*
- *the certification of the Half-Year Condensed Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with amendments and additions.*

The accounting policies and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2015 are the same as those adopted in the annual consolidated financial statements at December 31, 2014 to which the reader is referred, except for the new standards and interpretations adopted by the Group since January 1, 2015, which however did not have any impact on the Group's consolidated financial statements.
The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.
Moreover, the part entitled "Business Outlook for the Year 2015" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the Half-year financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The following change took place in the scope of consolidation during the first half of 2015:

- *INWIT S.p.A. (Domestic Business Unit): established in January 2015.*

The following changes in the scope of consolidation occurred during 2014:

- *Telecom Italia Ventures S.r.l. (Domestic Business Unit): established in July 2014;*
- *Rete A S.p.A. (Media Business Unit): on June 30, 2014 Persidera S.p.A. acquired 100% of the company. As a result Rete A entered the Group's scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A into Persidera was completed on December 1, 2014;*
- *TIMB2 S.r.l. (Media Business Unit): established in May 2014;*
- *Trentino NGN S.r.l. (Domestic Business Unit): on February 28, 2014 the Telecom Italia Group acquired the controlling interest in the company, which is now part of the Group's scope of consolidation.*

Separate Consolidated Income Statements

(millions of euros)	1st Half 2015 (a)	1st Half 2014 (b)	Change (a-b)	
			amount	%
Revenues	**10,097**	**10,551**	**(454)**	**(4.3)**
Other income	131	183	(52)	(28.4)
Total operating revenues and other income	**10,228**	**10,734**	**(506)**	**(4.7)**
Acquisition of goods and services	(4,374)	(4,557)	183	4.0
Employee benefits expenses	(1,705)	(1,596)	(109)	(6.8)
Other operating expenses	(888)	(559)	(329)	(58.9)
Change in inventories	58	43	15	34.9
Internally generated assets	314	280	34	12.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**3,633**	**4,345**	**(712)**	**(16.4)**
Depreciation and amortization	(2,130)	(2,154)	24	1.1
Gains (losses) on disposals of non-current assets	279	35	244	–
Impairment reversals (losses) on non-current assets	–	(1)	1	–
Operating profit (loss) (EBIT)	**1,782**	**2,225**	**(443)**	**(19.9)**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	–	(5)	5	–
Other income (expenses) from investments	4	15	(11)	(73.3)
Finance income	1,579	865	714	82.5
Finance expenses	(3,063)	(2,111)	(952)	(45.1)
Profit (loss) before tax from continuing operations	**302**	**989**	**(687)**	**(69.5)**
Income tax expense	(193)	(417)	224	53.7
Profit (loss) from continuing operations	**109**	**572**	**(463)**	**(80.9)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	330	260	70	26.9
Profit (loss) for the period	**439**	**832**	**(393)**	**(47.2)**
Attributable to:				
Owners of the Parent	**29**	**543**	**(514)**	
Non-controlling interests	410	289	121	

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (*Presentation of Financial Statements*), the following consolidated statements of comprehensive income include the profit (loss) for the period as shown in the Separate Consolidated Income Statement and all non-owner changes in equity.

(millions of euros)		1st Half 2015	1st Half 2014
Profit (loss) for the period	**(a)**	**439**	**832**
Other components of the Consolidated Statement of Comprehensive Income			
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		56	(129)
Income tax effect		(15)	35
	(b)	**41**	**(94)**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Income tax effect		–	–
	(c)	**–**	**–**
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	**(d=b+c)**	**41**	**(94)**
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		(21)	41
Loss (profit) transferred to the Separate Consolidated Income Statements		(63)	(15)
Income tax effect		18	(7)
	(e)	**(66)**	**19**
Hedging instruments:			
Profit (loss) from fair value adjustments		1,168	(61)
Loss (profit) transferred to the Separate Consolidated Income Statements		(812)	(99)
Income tax effect		(98)	45
	(f)	**258**	**(115)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(389)	28
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		(1)	–
Income tax effect		–	–
	(g)	**(390)**	**28**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Loss (profit) transferred to the Separate Consolidated Income Statements		–	–
Income tax effect		–	–
	(h)	**–**	**–**
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	**(i=e+f+g+h)**	**(198)**	**(68)**
Total other components of the Consolidated Statements of Comprehensive Income	**(k=d+i)**	**(157)**	**(162)**
Total comprehensive income (loss) for the period	**(a+k)**	**282**	**670**
Attributable to:			
Owners of the Parent		**(23)**	**567**
Non-controlling interests		305	103

Consolidated Statements of Financial Position

(millions of euros)		6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		29,839	29,943	(104)
Intangible assets with a finite useful life		6,648	6,827	(179)
		36,487	**36,770**	**(283)**
Tangible assets				
Property, plant and equipment owned		12,314	12,544	(230)
Assets held under finance leases		1,756	843	913
		14,070	**13,387**	**683**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		59	36	23
Other investments		48	43	5
Non-current financial assets		2,793	2,445	348
Miscellaneous receivables and other non-current assets		1,663	1,571	92
Deferred tax assets		1,035	1,118	(83)
		5,598	**5,213**	**385**
Total Non-current assets	**(a)**	**56,155**	**55,370**	**785**
Current assets				
Inventories		365	313	52
Trade and miscellaneous receivables and other current assets		6,028	5,615	413
Current income tax receivables		34	101	(67)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*1,975*	*1,611*	*364*
Cash and cash equivalents		*4,752*	*4,812*	*(60)*
		6,727	6,423	304
Current assets sub-total		**13,154**	**12,452**	**702**
Discontinued operations/Non-current assets held for sale				
of a financial nature		294	165	129
of a non-financial nature		4,122	3,564	558
		4,416	**3,729**	**687**
Total Current assets	**(b)**	**17,570**	**16,181**	**1,389**
Total Assets	**(a+b)**	**73,725**	**71,551**	**2,174**

(millions of euros)		6/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		18,411	18,145	266
Non-controlling interests		4,281	3,554	727
Total Equity	(c)	**22,692**	**21,699**	**993**
Non-current liabilities				
Non-current financial liabilities		30,973	32,325	(1,352)
Employee benefits		1,020	1,056	(36)
Deferred tax liabilities		460	438	22
Provisions		608	720	(112)
Miscellaneous payables and other non-current liabilities		1,005	697	308
Total Non-current liabilities	(d)	**34,066**	**35,236**	**(1,170)**
Current liabilities				
Current financial liabilities		6,849	4,686	2,163
Trade and miscellaneous payables and other current liabilities		8,061	8,376	(315)
Current income tax payables		101	36	65
Current liabilities sub-total		**15,011**	**13,098**	**1,913**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		350	43	307
of a non-financial nature		1,606	1,475	131
		1,956	**1,518**	**438**
Total Current Liabilities	(e)	**16,967**	**14,616**	**2,351**
Total Liabilities	(f=d+e)	**51,033**	**49,852**	**1,181**
Total Equity and Liabilities	(c+f)	**73,725**	**71,551**	**2,174**

Consolidated Statements of Cash Flows

(millions of euros)		1st Half 2015	1st Half 2014
Cash flows from operating activities:			
Profit (loss) from continuing operations		109	572
Adjustments for:			
Depreciation and amortization		2,130	2,154
Impairment losses (reversals) on non-current assets (including investments)		4	6
Net change in deferred tax assets and liabilities		3	231
Losses (gains) realized on disposals of non-current assets (including investments)		(279)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		–	5
Change in employee benefits		19	(16)
Change in inventories		(54)	(50)
Change in trade receivables and net amounts due from customers on construction contracts		(128)	(465)
Change in trade payables		(562)	(532)
Net change in current income tax receivables/payables		129	104
Net change in miscellaneous receivables/payables and other assets/liabilities		397	(329)
Cash flows from (used in) operating activities	**(a)**	**1,768**	**1,645**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(879)*	*(691)*
Purchase of tangible assets on an accrual basis		*(2,251)*	*(1,016)*
Total purchase of intangible and tangible assets on an accrual basis		(3,130)	(1,707)
Change in amounts due for purchases of intangible and tangible assets		*637*	*(354)*
Total purchase of intangible and tangible assets on a cash basis		(2,493)	(2,061)
Acquisition of control in subsidiaries or other businesses, net of cash acquired		–	(8)
Acquisitions/disposals of other investments		(24)	(1)
Change in financial receivables and other financial assets		(639)	(330)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets		595	76
Cash flows from (used in) investing activities	**(b)**	**(2,561)**	**(2,324)**
Cash flows from financing activities:			
Change in current financial liabilities and other		696	516
Proceeds from non-current financial liabilities (including current portion)		3,325	3,022
Repayments of non-current financial liabilities (including current portion)		(3,931)	(3,377)
Share capital proceeds/reimbursements (including subsidiaries)		186	–
Dividends paid		(204)	(208)
Changes in ownership interests in consolidated subsidiaries		784	–
Cash flows from (used in) financing activities	**(c)**	**856**	**(47)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	**21**	**(349)**
Aggregate cash flows	**(e=a+b+c+d)**	**84**	**(1,075)**
Net cash and cash equivalents at beginning of the period	**(f)**	**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(106)	(1)
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,888**	**5,220**

Additional Cash Flow Information

(millions of euros)	1st Half 2015	1st Half 2014
Income taxes (paid) received	(33)	(49)
Interest expense paid	(1,485)	(2,266)
Interest income received	573	1,239
Dividends received	2	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2015	1st Half 2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,752	4,983
Bank overdrafts repayable on demand – from continuing operations	(2)	(30)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	138	267
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,888	**5,220**

ANALYSIS OF THE MAIN CONSOLIDATED FINANCIAL AND OPERATING ITEMS

Acquisition of goods and services

(millions of euros)	1st Half 2015	1st Half 2014	Change
Purchases of goods	994	1,029	(35)
Revenues due to other TLC operators and interconnection costs	1,077	1,204	(127)
Commercial and advertising costs	713	708	5
Power, maintenance and outsourced services	648	646	2
Rent and leases	365	371	(6)
Other service expenses	577	599	(22)
Total acquisition of goods and services	**4,374**	**4,557**	**(183)**
% of Revenues	*43.3*	*43.2*	*0.1 pp*

Employee benefits expenses

(millions of euros)	1st Half 2015	1st Half 2014	Change
Employee benefits expenses - Italy	**1,498**	**1,403**	**95**
Ordinary employee expenses and costs	1,468	1,403	65
Charges and Allocations to employee Provisions	30	-	30
Employee benefits expenses – Outside Italy	**207**	**193**	**14**
Total employee benefits expenses	**1,705**	**1,596**	**109**
% of Revenues	*16.9*	*15.1*	*1.8 pp*

Average salaried workforce

(equivalent number)	1st Half 2015	1st Half 2014	Change
Average salaried workforce – Italy	48,701	47,485	1,216
Average salaried workforce – Outside Italy	12,071	11,576	495
Total average salaried workforce (1)	**60,772**	**59,061**	**1,711**
Non-current assets held for sale - Sofora - Telecom Argentina group	15,515	15,650	(135)
Total average salaried workforce - including Non-current assets held for sale	**76,287**	**74,711**	**1,576**

(1) Includes employees with temp work contracts: 3 average headcount in the first half of 2015 (2 in Italy and 1 outside Italy). In the first half of 2014 the average headcount was 9 (4 in Italy and 5 outside Italy).

Headcount at period end

(number)	6/30/2015	12/31/2014	Change
Headcount – Italy	52,747	52,882	(135)
Headcount – Outside Italy	13,170	13,143	27
Total headcount at period end(1)	**65,917**	**66,025**	**(108)**
Non-current assets held for sale - Sofora - Telecom Argentina group	16,290	16,420	(130)
Total headcount at period end - including Non-current assets held for sale	**82,207**	**82,445**	**(238)**

(1) Includes employees with temp work contracts: 2 at June 30, 2015 and 9 at December 31, 2014.

Headcount at period end – Breakdown by Business Unit

(number)	6/30/2015	12/31/2014	Change
Domestic	52,825	53,076	(251)
Brazil	12,910	12,841	69
Media	86	89	(3)
Other Operations	96	19	77
Total	**65,917**	**66,025**	**(108)**

Other income

(millions of euros)	1st Half 2015	1st Half 2014	Change
Late payment fees charged for telephone services	31	34	(3)
Recovery of employee benefit expenses, purchases and services rendered	15	14	1
Capital and operating grants	14	13	1
Damage compensation, penalties and sundry recoveries	14	18	(4)
Other income	57	104	(47)
Total	**131**	**183**	**(52)**

Other operating expenses

(millions of euros)	1st Half 2015	1st Half 2014	Change
Write-downs and expenses in connection with credit management	160	180	(20)
Provision charges	404	44	360
TLC operating fees and charges	198	224	(26)
Indirect duties and taxes	56	60	(4)
Penalties, settlement compensation and administrative fines	43	18	25
Association dues and fees, donations, scholarships and traineeships	9	10	(1)
Sundry expenses	18	23	(5)
Total	**888**	**559**	**329**

EVENTS SUBSEQUENT TO JUNE 30, 2015

For details of subsequent events see the specific Note “Events Subsequent to June 30, 2015” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2015.

BUSINESS OUTLOOK FOR THE YEAR 2015

In 2015, the telecommunications market will continue to experience a decline in traditional services (voice and accesses), partly offset by the increase in revenues from innovative services thanks to the growing demand for connectivity and digital services. The combined effect of these trends is expected to cause a further overall decline in the domestic market, but much more limited than in previous years, particularly in the Mobile segment. In Brazil the forecast is for growth, albeit at slower rates than in previous years, as a result of the steady penetration and saturation of the Mobile market, as well as the migration from traditional voice-SMS messaging services to Internet services and the impact of the reduction in mobile termination rates (MTRs).

In this scenario, the Telecom Italia Group – as announced in the 2015–2017 Plan – will continue to defend its market shares and invest in the development of infrastructures, with a sharp increase in investments in innovative components. Specifically, the five areas of technology development will be fixed fiber optic ultra-broadband, mobile ultra-broadband, the establishment of new data centers to support cloud services, international fiber connections, and the transformation of industrial process to structurally reduce running costs by streamlining and upgrading infrastructures.

The aim of the additional investment is to create the conditions for revenue stabilization and recovery, based increasingly on the spread of innovative services with digital content.

Investments within the Domestic perimeter will total around 10 billion euros over the plan period, of which around 5 billion euros exclusively for the innovative component (NGN, LTE, Cloud Computing, Data Center, Sparkle and Transformation) which, by 2017, will enable 75% of the population to be reached by fiber optics and over 95% by 4G. In Brazil, investments will rise to 14 billion reais with the objective of extending 4G coverage to over 15,000 sites and 3G coverage to over 14,000 sites by 2017.

In this scenario, management – in keeping with the developments identified in the 2015-2017 Three-Year Plan – expects to see a progressive improvement in operating performance for the current year in both the Domestic market (with the objective of EBITDA stabilization by 2016) and in Brazil.

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2015 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control.
In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.
The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

Strategic risks

Risks related to macro economic factors
The Group's economic and financial situation is subject to the influence of numerous macro economic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment, with the consequent reduction in income available for consumption and, in Brazil, generally by the slowdown in economic growth.
In addition, the Telecom Italia Group is currently undertaking numerous projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc.. As a result, the financial outcomes of these project and transactions may differ, even significantly, from expectations.

Risks related to competition
The telecommunications market is characterized by strong competition that may reduce our share in the markets we operate in as well as lower prices and margins. Competition is focused both on innovative products and services, and the price of traditional services. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services and the reduction in multi-SIM customers. In this scenario, the Tim Brasil group maybe impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

Operational risks

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, fraud, employee error, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems or network platforms.

Risks related to business continuity
Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues

and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company's revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

- upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;
- increase the geographical coverage of innovative services;
- upgrade old systems and networks to adapt them to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total absence of these risks. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company's operating results, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

Financial risks

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an "adequate level of financial flexibility", in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Regulatory and Compliance Risks

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

- lack of predictability in the timing of the introduction and consequent results of new processes;
- decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;
- decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. There may be some necessary time lags in making the processes compliant when non-conformity has been identified.

MAIN COMMERCIAL DEVELOPMENTS OF THE BUSINESS UNITS OF THE GROUP

DOMESTIC

A new brand strategy

Connectivity and services - for people, households and businesses - all under a single name: TIM.
By 2016, TIM will be the Group's only trading name - a change that will unite the company's various identities in a single brand, without distinctions between fixed, mobile or Internet services, and rooting TIM's modern, dynamic spirit in the dependability of Telecom Italia.
This **simplification of the brand architecture** will mean that employees will all be working under a **single shared identity**; for TIM's customers it means all-round easier relations with the company: from products and services to the various contact points - online, in store and billing.
The Group will move into the future **with respect for its tradition**. Since its foundation 20 years ago, TIM has been synonymous with innovation, sharing and freedom. Its ethos: Freedom to communicate, **because communication is freedom.**
Accordingly, TIM is entrusted with the task of enabling of all of our digital lives, because a culture of widespread access means a future that benefits more and more people.
TIM means being connected to life - always, anywhere and better.

TIM is the future, by Telecom Italia

The new company combines the dynamism and forward-looking approach of TIM, with the security and reliability of Telecom Italia.

A single brand responds to a single value system and a single need (to be connected with life).

A single brand also simplifies customer experience and responds better to the need for services "any time, anywhere and through every channel".


Health
Digital Identity
Education
Government
TIM
Payment
Car
Home
City

TIM, the enabler of digital Italy

TIM has a responsibility to guide Italy toward the goal of full digitalization. As such, the repositioning affects all its stakeholders, whether internal – Group employees - or external - institutions and the public.

TIM aims to be **more than just a name on a product**, but to represent a distinctive set of values, approaches and responsibilities to customers and society. A range of initiatives has been launched in order to make this a reality: projects to teach young people about **responsible Internet use** are reaching thousands of children and families through sport and school.

Security and Support are the pillars of TIM's strategy. Accordingly, TIM is investing **to stop cyberbullying** and phone use while driving, and to promote awareness of coding as a career opportunity.

The third pillar is service quality. TIM publicizes the hard work of its engineers laying thousands of **kilometers of fiber,** using adverts in major newspapers and the **#KMDIFUTURO** campaign to engage more sophisticated online users. The EXPO, meanwhile, offers an extraordinary opportunity to showcase the smart city of the future.

Lastly, TIM also provides support for startups through dedicated programs, in partnership with **TIM #Wcap, accelerators and TIM Ventures**. The aim is to seize every opportunity to satisfy customers' requirements - **both now and in the future** - firm in the belief that TIM is the future of Telecom Italia.

The future is innovation

Telecom Italia has been a consistent leader in **technological development**, and while 2014 saw celebrations for 50 years of research at the Group, **with the 2015 Expo** the conversation has already shifted to new scenarios. Telecom Italia undertakes research and supports new ideas not only in its own laboratories, but also at universities where the Company has agreements for Joint Open Labs and through initiatives to help startups (TIM Ventures and TIM #Wcap). The Group faces a constant challenge, stemming not only from the **digital revolution**, but from the entire international industry's shift toward new business areas and new technologies. Nevertheless, Telecom Italia is in the front line, investing around 5 billion euro in innovation alone in the next three years.


TIM developed the «Expo 2015 Digital Smart City» framework
PIASTRA
> 300 km optical fiber
6 macro Radio base Station
12 outdoor micro base stations
> 100 people engaged
DIGITAL EXPO
> 100 onsite Digital touchpoints
Expo Ticketing Front End
NFC & digital ticket
Social Reading for schools
www.expo2015.org
COMMAND E CONTROL CENTRE
> 100 people engaged
Field Operation Logbook
ICT Security Operation Center
EXTENDED EXPO
> 100 on-site buildings connected
Fully connected Tablet renting TIM2GO
Web showcase of hundreds digital champions
www.extended.expo2015.org/
EXPO 2015 Digital Smart City
Expo Web site, digital touchpoint
Extended Ecosystem
global wireless campus ...
all in the Cloud
e2e operations management
last generation Hyper Broadband fixed & Mobile
VIRTUAL PRIVATE CLOUD
> 450 Virtual & Physical Servers
> 100 Terabite of storage
> 80 applications & web sites
WIRELESS CAMPUS
Expo 2015 captive portal
> 1800 Wifi Access points (outdoor & indoor)
MAY 2015 KPIs :
Web site (avg daily values) unique sessions 350K/day, unique visitors 240 K/day, page views 2mns/day
Mobile services (avg daily values) : outcoming calls 95K/days, mobile data traffic 533 Gbyte/day

Network innovation

The commitment to constant **technological upgrades** is a long-term endeavor. Indeed in line with 2014, the new 2015-2017 industrial plan is characterized by an approach highly focused on accelerating the program of innovative investments.
The plan provides for around 10 billion euros of investments in Italy, half of which for the development of innovative components, including next-generation networks to ensure an increasing quality, speed and security.

NGAN (NEXT GENERATION ACCESS NETWORK): FIBER OPTIC EVOLUTION
High-speed network based on fiber optic. The first step is to bring fiber to street cabinets (FTTCab - fiber to the cabinet) which are then connected to homes. Telecom Italia is also investing to bring fiber to the home (FTTH), to provide an even faster network.

4G LTE (LONG TERM EVOLUTION): MOBILE EVOLUTION
Represents the evolution of the mobile access network to ultra-broadband or ultra-internet. This is latest update to the UMTS network. VoLTE (Voice Over LTE), a next-generation technology, will enable very high quality calls and a wide range of mobile services.

By 2017, Telecom Italia aims to reach approx. 75% of homes with NGN ultra-broadband network, with an increase in FTTH technology, and to cover over 95% of the population with the 4G LTE network, laying the foundations for the development of "VoLTE" (Voice Over LTE).

YESTERDAY END 2013		TODAY 1st HALF 2015		TOMORROW 2017	
~50%	Coverage Mobile Ultra BroadBand 4G (LTE)	>83%	Coverage Mobile Ultra BroadBand 4G (LTE)	>95%	Coverage Mobile Ultra BroadBand 4G (LTE)
~18%	Coverage Fixed Ultra BroadBand (NGAN)	37%	Coverage Fixed Ultra BroadBand (NGAN)	~75%	Coverage Fixed Ultra BroadBand (NGAN)

Online data security: Cybersecurity

The security of personal data and communications is one of the key themes of the digital revolution. Telecom Italia's Cybersecurity department is one of the largest in Europe, working to protect data and stop hacking.

Urban Security IT Cloud
Is a **cloud solution used by the local police** in Milan and Rome to gather information on the ground and to map out and manage worsening situations.

TIMProtect
Offers **complete device protection** from typical online threats, thanks to advanced and innovative technology. The service includes "parental control", online transactions and privacy protection and an antivirus protection.

Telecom Italia centers of excellence
- **Security Lab** studies cybersecurity threats, analyzes new risk scenarios, looks for innovative tools, tests them and holds lab trials to identify the best solutions;
- **Security Operation Center (SOC)** is the monitoring center that manages security alarms from telecoms networks and Data Centers, which host Telecom Italia and client applications.

Connectivity for everyone

New technologies bring new services. TIM is committed to making these services accessible to an ever-increasing number of clients, from any device, anywhere. This is shown by its increasingly integrated offerings (fixed, mobile, TV, Digital Life) designed for all customer segments (young, senior, families, ethnic). TIM also offers solutions for every requirement to encourage take-up of new devices (e.g. smartphones, tablets, smart TV) which enable access to more advanced internet services and draw value from latest-generation broadband technologies.
However, connectivity has nothing to do with impersonal distance; it is about men and women coming together and talking. Calls and voice are still the main way to feel close to people, so for this reason TIM is the only operator to offer free minutes that never expire: clients own their minutes, which are never lost if they are not used up and can be enjoyed at any time.

Daily life and leisure time

Useful solutions for everyone's life that exploit the potential of fixed and mobile ultra-broadband are increasingly part of our daily routine. For schools, for example, **TIMcollege** is the first offering on the Italian market for students providing a complete solution with a tablet, LTE connectivity, and all school books and courses.
Leisure time is also experiencing a digital revolution, thanks to platforms accessible everywhere, through various devices. **Music can be streamed** on a mobile phone and played in the home with a tablet or a PC. TIMmusic now offers 20 million songs and, with more than 2 million customers, it is the leading Italian streaming player. In addition, in 2015 TIMmusic had 200 million songs available for streaming, 400 thousand active users and around 200 monthly songs streamed each month per customer, demonstrating the market appreciation for the new services and content added in recent months.
Books are being read in digital format on ereaders, tablets and smartphones that are becoming veritable pocket libraries: **TIMreading**, with 55,000 registered users, is TIM's publishing service with a catalog of more than 90,000 eBooks, over 50 magazines and the main national and sports daily newspapers.
Finally, **TIMgames** is a mobile platform dedicated to digital games, offering a constantly updated catalog of 1,700 games from leading publishers. With TIMgames, customers can access all content from any smartphone or tablet (Android and iOS) with a simple "all you can play" subscription.
But Television is probably the medium that is undergoing the biggest revolution, shifting from linear TV to Video on Demand, via new technologies that are accompanying traditional broadcasting and new pay TV formulas.

TV on the internet

Films are being watched via broadband on TVs in the home, PCs and tablets, also simultaneously on several devices, with consumers deciding where and when to start their private viewing. **TIMvision,** TIM's on demand TV service, with more than 6,000 titles including films, TV series and content for children, recorded more than 11 million viewings, with 260,000 subscribers, at the end of 2014 – double the 2013 figure, demonstrating that TV via the internet is already a reality. This trend has further strengthened in 2015, with more and more TIM customers (both inside and outside the home) choosing TIMvision for the whole family's entertainment.

TIM Vision	OVER 6,000 SHOWS	also in high definition	EXCLUSIVELY ON DEMAND	wherever and whenever you want (home TV, smartphone, tablet, TIMvision website, etc.)	NO ADVERTS

From April 2015, thanks to the **partnership between Telecom Italia and Sky**, the most complete TV offering is now available "without a dish". This is a further confirmation of the natural "convergence" between media and TLC which, with 'quadruple play' offers like TIM Smart&Sky, integrates fixed and mobile telephony, broadband and ultra-broadband connectivity services and premium television content accessible "any time and anywhere" on all devices connected to the network.

TIM Sky	OVER 150 CHANNELS	in high definition	60 HD CHANNELS	1 3D channel	2,500 TITLES	available on SKY ON Demand

The partnership with SKY is one of the key components of TIM's strategy for TV via the internet, which began and will continue with TIMvision, a streamlined offering that makes clear to customers how important it is to have a quadruple play offering for inside and outside the home. In addition to being a content offering, TIMvision is also an open platform that can host premium content and services of the best digital entertainment providers on its decoder

The first major example of this model, which sees Telecom Italia as an enabler of TV via internet in all its forms, is the agreement reached with **Netflix, the biggest online streaming platform in the world with over 65 million customers.** This service is profoundly changing television consumption, by offering a rich catalog of original content, specifically designed for digital consumers and their habits. When Netflix decided to launch its service in Italy it identified Telecom Italia as the ideal partner to work with in meeting the **challenge of convergence between networks and content**.



@Giuseppe_Recchi

Innovating the way Italians watch TV, stimulating demand for broadband: this is the agreement with #Netflix



@MarcoPatuano

We have signed the agreement with #Netflix, a major step forward for the @TIM_Official video strategy

This approach is also being adopted by Mediaset via the TIM platform, where, in addition to a vast on-demand offering, it has decided to broadcast 22 live channels on the superfast networks, which include the best of TIM Serie A and Champions League soccer. The offering, called Premium Online, will significantly expand the choice of national and international content for TIM customers, stimulating the use of broadband and ultra-broadband connection infrastructure, which represents the future, not only for the entertainment market, but also for the growth of Italy's economy.



@Giuseppe_Recchi

The agreement with Mediaset is strengthening our strategy: offering premium content on the internet and reducing the digital divide



@MarcoPatuano

TV via fiber of @TIM_Official is expanding. From September the entire Mediaset Premium Online offering will be on @TIM_Vision

For businesses

Alongside a functioning administrative system, the driving force behind development and quality of life is an ecosystem of businesses that generate value for employees and society. Telecom Italia's business solutions are based on technological innovation, enabling increased productivity and efficiency.

From the Nuvola Italiana - a platform that provides **Hosting, Cloud Storage, Disaster Recovery, IT security services and communication** - it is a short step to the NuvolaStore. NuvolaStore is a marketplace for small and medium-sized enterprises to find, buy and manage the most advanced IT solutions quickly and easily. Services include Digital Invoicing, a reality that both government and business must now embrace, as well as secure digital signatures, providing a new way to sign documents using a smartphone instead of the usual devices like smart cards or tokens.

Now, the "**Extended Expo**" project offers the chance to get to know the advanced digital solutions that Telecom Italia is developing, either alone or with partners. Thanks to the development of mobile platforms with technologies such as NFC, Augmented Reality, Visual Search, new solutions are close at hand: integrated solutions for tourism, info-mobility, geolocation services, e-commerce, digital signing and much more.

Companies and institutions that sign up to this initiative benefit from high visibility in the **digital showcase of the Smart City Expo 2015**, with the chance to organize and take part in conventions, workshops and meetings, and to screen their own videos in Expo locations.

The Commitment to the Public Administration

Telecom Italia is participating in the program of cost reduction and process efficiency in the Public Administration, with a number of initiatives involving local authorities and a diversified offering with solutions that facilitate the relationship between citizens and institutions.

In particular:

- **CONSIP MOBILE 6**: Telecom Italia won the CONSIP Mobile 6 contract (24 months, for a maximum of 900 thousand lines), which covers around 19 thousand central and local authorities, providing traditional voice and data services as well as mobile email services, device management, mobile apps and workforce management, confirming its place as key operator for the public administration;
- **DIGITAL IDENTITY**: Trusted Identity and Mobile Identity to convey the identity of users securely through dedicated apps or latest-generation SIMs;
- **DIGITAL PUBLIC ADMINISTRATION:** "paperless" services based on Cloud technology, Electronic invoicing, Advanced Electronic Signature to optimize resources in total security;
- **SOLUTIONS FOR THE HEALTH SECTOR:** apps to check ambulance equipment, access to customer details or medical records from mobile and tablet;

- **DIGITAL SCHOOL**: solutions for the world of education such as the Kit Scuola Digitale (Digital School Kit) and the Scuolabook Network platform, launched in collaboration with Alfabook, the leader in the digital educational publishing sector, acquired in July 2015 by Telecom Italia.

Telecom Italia also works closely with Municipalities and Regions for digital development through the **"Contest Italia Connessa"**, part of the Connected Italy Project, now in its third edition, as well as the initiatives for the development of ultra-broadband infrastructure for the development of digital services across the country.
As regards ultra broadband (UBB), Telecom Italia has won the recent tenders called by various regions in southern Italy in line with the objectives of the European Digital Agenda and the strategic guidelines adopted by the Italian Government on the subject.

New developments for customers

FEBRUARY 25, **2015**
The **Digital Invoice** service launches on Nuvola Store for professionals and small businesses

MARCH 9, **2015**
Superfibra arrives, enabling speeds of 50 Mb/s on the Fiber Optic network

MARCH 31, **2015**
TIM, in collaboration with Samsung, presents **TIM2go**, a Tablet sharing initiative for Expo2015.

APRIL 16, **2015**
TIM and Sky launch **fiber-optic TV**

APRIL 30, **2015**
TIM introduces the first Italian **Smart City** at Expo 2015

MAY 26, **2015**
Free home insurance with phone bill for TIM clients

JUNE 18, **2015**
TIM holds its second **Energy Day** sharing company's results to the its energy saving and environmental protection policies as well as its green projects

JUNE 29, **2015**
TIM Italia Connessa : contest for the digital development of Italian towns starts



BRAZIL

Marketing Policy Evolution

Tim Brasil is developing segmented marketing initiatives to better use the capacity and coverage of its data network in order to strengthen its position in the postpaid segment and defend its market share in the prepaid segment, putting in place the following actions:

- defending its position in the prepaid segment by securing and defending Tim Brasil's position in the customer's choice of both the first and the second SIM card (target is to defend the customer base), offering low-cost solutions for voice consumption, offset by an expected higher data utilization;
- moving the driver of growth in the postpaid segment from migration from prepaid contracts and postpaid capped contracts (so-called "Controle" contracts) by focusing on gross-adds growth. Also improving the profitability of the "Controle" offer by expanding the data component of the bundled offer;
- focusing on pure postpaid contracts thanks to a geographically segmented strategy of gross-adds, focusing on network availability and the competitive dynamics of the local market, providing targeted offers for customers of more value. Confirming the focus on the availability of a broad portfolio of terminals, mainly smartphones, maintaining alignment with the most innovative offers on the market.

As regards the broadband offer, Live TIM closed the first half of 2015 with more than 165 thousand customers, an increase of 74% compared with the same period of 2014. Today, Live TIM has a target market of approx. 1.8 million potential customers, considering the areas of Sao Paulo and Rio de Janeiro, and continues to show robust growth.

New developments for customers



APRIL **2015**
Launch of the new prepaid offer with 10MB + WhatsApp access, without affecting the free use quota, at a fixed cost of 0.99 reais per day of use.
Launch of the LIVE TEAM Blue Box offer for broadband customers, which integrates OTTs and traditional Pay TV offerings in a single entertainment center.



MAY **2015**
Extension to postpaid of the benefit of accessing WhatsApp without affecting the free use quota.



JUNE **2015**
Offer for prepaid customers throughout the country of "Infinity Dia" – daily on-net voice traffic at a fixed rate.



MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed markets

Telecom Italia Reference Offers for 2013 and 2014
At the end of the public consultations initiated by the Authority in 2014 and in the first few months of 2015, the Telecom Italia Reference Offers for 2013 were all finally approved and published. Regarding the Reference Offers for 2014, the corresponding public consultations have been initiated by the Authority (apart from that relating to collection, termination and transit of calls on the fixed public telephone network with TDM and VoIP/IP interconnection); nevertheless, to date, the prices of all Telecom Italia wholesale services for 2014 have not yet been finally approved by AGCom.

Wholesale access services
The 3rd cycle of analysis of the access market (retail and wholesale) on the copper and fiber fixed network was launched on September 4, 2012 with Resolution 390/12/CONS. The 3rd cycle was intended to cover the period 2014-2016 and was subsequently extended to 2017.
On July 28, 2015, the Authority issued a press release announcing the approval of the proposal made at the end of the public consultation held on February 13, 2015. The aforesaid proposal has to be notified to the European Commission, which has the power to express an opinion on it within thirty days from notification. Definitive approval of the proposal is expected by next autumn.
Specifically, the Authority has announced the prices and rules for wholesale access to Telecom Italia's copper and fiber network, which are standardized across the entire country. The main rules introduced relate to:

a) disaggregated access to the copper lines from the local exchange (unbundling) or the street cabinet (sub-loop unbundling), in line with the current regulatory framework;
b) the disaggregated supply of line maintenance and activation services under unbundling and sub-loop unbundling arrangements;
c) new non-discrimination measures designed to reduce differences in the supply and quality of access services between the internal divisions of Telecom and competing operators;
d) administrative simplification, by harmonizing the system of SLAs and penalties across the various access services, greater efficiency in procedures for approving Telecom Italia reference offers;
e) more stringent penalties for Telecom Italia in the event of delay in the provision of access services and fault repair;
f) the use of MOV (Multi-Operator Vectoring) for access to the cabinet;
g) measures to encourage the unbundling of smaller exchanges;
h) the switching-off, by Telecom Italia, of exchanges opened for unbundling, with incentives for co-located operators to switch to fiber.

With regard to requirements b) and c), above, Telecom Italia must – within 60 days of publication of the final decision – make a proposal for implementation that will be submitted to the Authority, which will approve it through a dedicated procedure.

The table below shows the prices for the three years 2015–2017, while in 2014 the prices were the same as in 2013.

wholesale access services (euro/month/line)	2015	2016	2017
Unbundling	8.61	8.61	8.61
Sub Loop Unbundling	5.57	5.43	5.30
Naked BITSTREAM	13.59	12.80	12.46
Naked FTTC VULA (30 Mbps)	13.58	13.42	13.27
Naked FTTC VULA (50 Mbps)	15.38	15.20	15.02
VULA FTTH (100 Mbps/10 Mbps)	23.15	22.64	22.12
VULA FTTH (40 Mbps/40 Mbps)	32.08	31.36	30.65
VULA FTTH (100 Mbps/100 Mbps)	81.37	79.57	77.77

Interconnection services on the fixed network

On April 20, 2015, the Authority initiated the procedure (Resolution 182/15/CONS) for the 3rd cycle of market analysis of interconnection services on the fixed public telephone network. On June 19, the specific qualitative and quantitative Questionnaire was sent to all operators to gather market information. Telecom Italia and the other operators are currently completing this Questionnaire.

High-quality wholesale access from fixed workstations

On November 17, 2014, the public consultation was launched (Resolution 559/14/CONS) on the 3rd cycle of market analyses of high-quality wholesale access from fixed workstations (market no. 4, 2014 Recommendation, formerly the market relating to terminal segments of leased lines). On July 17, the European Commission, while reiterating the need to avoid the retroactive application of decisions for fixing end-user prices, did not make any negative comments on the AGCom proposal. On July 31, 2015 the final decision was notified to Telecom Italia.

Retail fixed markets

Starting on May 1, 2015, Telecom Italia initiated a process of price simplification for its fixed network Consumer customers. The previous basic offer (rental plus telephone services according to consumption) was replaced by a flat-type offer ("Tutto VOCE" - "All VOICE"). For a single price (29 euros per month, including VAT) the customer has both access to the line as well as unlimited calls to fixed and mobile numbers. Customers who prefer to maintain an offer with voice traffic charged according to consumption can still migrate free of charge to the Telecom Italia "Voice" offer (19 euros per month, including VAT), i.e. rental offer only, with a cost for domestic calls to all fixed and mobile numbers of 10 cents per minute (including VAT), with no connection fee. Fixed network customers with broadband access charged according to consumption are instead migrated to an offer which includes unlimited traffic, both for voice and data services ("TUTTO" – "ALL" – offer, at 44.90 euros per month, including VAT). Customers who do not agree to the offer changes described above still have the entire range of Telecom Italia offers available to them.

The subsidized financial conditions provided for particular categories of users, such as for example, holders of Purchase Cards (so-called "Social Cards") also remain unchanged.

Effective from May 1, 2015, prices for traffic for Business customers subscribing to the Telecom Italia basic offer have changed. The change is structured as described below:

- the monthly rental for GTN lines has increased from 22.50 euro per month (excluding VAT) to 24.90 euro per month (excluding VAT). The rental fee has also been increased for certain types of ISDN lines, both single and multiple;
- for the main traffic routes (local, inter-district and fixed-to-mobile) the connection charge is now 30 euro cents (excluding VAT) and a price of 5 euro cents (excluding VAT) is applied for each minute of conversation.

In addition, effective from July 1, the billing method has been changed from the previous bi-monthly to monthly frequency.

In April 2015, Telecom Italia launched the first joint offer with Sky on the market, the result of an important collaboration between the two companies. The "TIM Sky" offer is the first 'quadruple play' offer in Italy, which integrates fixed and mobile telephone services, broadband and ultra-broadband connectivity and premium television content accessible from all devices connected to the network. The

“TIM Sky” offer is available for TIM consumer customers that have a fiber optic connection from 30 up to 100 Megabits per second and ADSL at 20 Megabits per second.

Universal Service

Following the preliminary investigations which ended in 2014 (pursuant to Resolution 46/13/CIR and 100/14/CIR), the Authority established that "*the provision of Universal Service obligations for 2006 and 2007 does not result in a cost*" and therefore the other Operators are not required to pay any contributions. Following this decision, the Company asked AGCom to verify the market conditions for keeping or removing the Universal Service obligations that fall to Telecom Italia alone, and urged the Ministry of Economic Development to begin the review procedure of the Universal Service obligations as soon as possible. In response to this request, on September 4, 2014, the Authority initiated the preliminary investigations to define the procedures for designating appointed operators pursuant to Art. 58 of the Italian Electronic Communications Code (CCE). Subsequently, the Ministry of Economic Development, with a letter of November 28, 2014, asked AGCom to inform it of the outcome of the procedure and to suspend any conclusions, pending definition of a common process. To date, the preliminary investigation is in fact suspended.

On January 22, 2015 the ruling of the Lazio Administrative Court was published, which upheld the complaint lodged by Telecom Italia against Resolution 1/08/CIR (with which AGCom introduced the new methodology for calculating the Universal Service charges) and annulled the resolution; the appeal to the Consiglio di Stato was heard on June 25. The ruling of the Consiglio di Stato – on which the appeals currently pending concerning the determination of the Net Cost to be admitted to the contribution mechanism also rest – could lead to the recalculation of the 2006 and 2007 Net Cost already verified by the auditor appointed by AGCom. The above-mentioned Consiglio di Stato decision is not expected to be announced before September 2015.

On July 7, 2015, the ruling of the Consiglio di Stato was published which annulled Resolutions 106 and 109/11/CIR with which AGCom had renewed the procedures for sharing the Net Cost of the Universal Service, to be applied to both fixed and mobile operators, for the years 1999-2000 and 2002-2003, as a result of the previous rulings of the Consiglio di Stato of February 2010. The Consiglio di Stato ruling is not self-executing and therefore the Authority must issue a ruling on the outcome of the decision.

Wholesale mobile markets

On July 14, 2015, the Authority notified the European Commission of the proposed decision prepared as a result of the public consultation for the 4th cycle of analysis of the mobile termination market, which was initiated on February 11, 2014. The Authority's proposed measure establishes that all operators offering voice termination services on their own mobile network, including therefore full MVNOs, have significant market power. The proposed measure also provides for free negotiation of the termination price for calls from non-EU countries and the value of the mobile WACC was set at 10.25%, different from the WACC proposed during the market analysis relating to fixed access (equal to 9.18%). Finally, with regard to the financial conditions, the Authority proposed a termination value "of no more than 0.98 euro cents per minute" for the entire period 2014-2017. This obligation for full MVNOs will be effective from the date of publication of the final decision. The European Commission has the power to express an opinion on the proposed decision within thirty days of notification.

AGCom contribution fee

On March 5, 2015, the AGCom resolution containing the guidelines for the payment of the 2015 contribution fee were published (Resolution 567/14/CONS). The Authority confirmed the revenues recorded under the item A1 "Revenues from sales and services" of the 2013 income statement as the tax base and set a contribution rate of 0.115%. The contribution rate for the electronic communications market, for the year 2015, is different from the rate applied to the remaining markets covered by the Authority (e.g. the media and publishing markets), set at 0.02%. Furthermore, the deadline for making the payment has been brought further forward to April 1, 2015, on which date Telecom Italia paid, via reverse charge and with reservations, the amount of 6.5 million euros calculated according to the parameters resulting from the Consiglio di Stato ruling, applying the AGCom rate for 2014 of 0.115 percent. Telecom Italia appealed to the Lazio Administrative Court against Resolution 567/14/CONS with justifications similar to those used in 2014.

Antitrust
For information on the pending disputes relating to Proceedings A428, I757 and I761 see the Note "Contingent liabilities, other information, commitments and guarantees" of the Half-Year Consolidated Financial Statements of the Telecom Italia Group at June 30, 2015.

BRAZIL

700 MHz Spectrum Cleanup
With reference to the clean-up activities related to the acquisition of user rights to the 700 MHz band which took place in 2014, it is pointed out that in March 2015 the legal entity AED was established, jointly held by all the successful bidders of the license. In April, TIM disbursed the first contribution to AED, for a value of 370 million reais.

"Plano Geral de Metas de Competição" (PGMC)
In June 2015, the Board of Directors of Anatel decided to initiate the first two-year review process of the entities with significant market control - " grupos detentores de Poder de Mercado Significativo". At the same time, the technical staff of Anatel is conducting an analysis for application of the framework defined in the General de Plano de Metas Competição of 2012, aimed at promoting the measures necessary to foster greater competition in the telecommunications sector.

"Marco Civil da Internet"
Within the scope of the framework law on the definition of guidelines for the development of Internet services in Brazil, known as "Marco Civil da Internet", by the end of 2015 the concepts of network neutrality and the legal traffic shaping and network degradation Brazilian standards will be defined by Presidential Decree, based on the opinions issued by the two bodies, the Internet Steering Committee and ANATEL.

MEDIA

Digital frequencies
AGCom adopted Decision 181/09/CONS, enacted in article 45 of Italian Law 88/2009, setting forth criteria for the LLU digital switchover of terrestrial television networks. On the basis of this measure, the Ministry for Economic Development (MISE) allocated user rights to the digital frequencies. The measure was necessary due to the infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed. The infringement proceeding is still pending.
Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.
Specifically, on June 28, 2012, the decision was taken to definitively assign the user rights of digital frequencies for 20 years.
In terms of the steps taken to address the findings of the EU Commission, in 2010 AGCom planned – via Resolution 497/10/CONS – a 'beauty contest' for the assignment of the user rights to digital dividend frequencies. The contest was however canceled on April 28, 2012 with the entry into force of Italian Law 44/12 and replaced with a competitive tender under new rules set out by AGCom in Resolution 277/13/CONS (adopted on April 11, 2013) for three lots of frequencies (L1, L2 and L3).
The only party that participated in that tender – which was carried out in June 2014 and which Persidera (then TIMB) was unable to participate in, because it was incorrectly equated to RAI and Mediaset – was the Cairo group, which was awarded the MUX L3 for 31,626,000 euros. The Cairo group will use EI Towers for the construction, operation and maintenance of the network.
Also under the infringement procedure, AGCom completed the analysis of the conditions and methods of use of the transmission capacity for the broadcasting of audiovisual content, which was aimed at evaluating the possible introduction of 'must carry' obligations for network operators that hold five MUXs.
The analysis showed that, at present, there do not appear to be any problem issues that justify the imposition of 'must carry' obligations at national level.

Contribution fees for user rights

On September 30, 2014, following a public consultation, AGCom published Resolution 494/14/CONS setting the criteria for determining the contribution fees for user rights of television frequencies. In particular, it established:

- the value of Lot L3 of the digital dividend auction (awarded to the Cairo Group), discounted at a rate equal to the rate for 15-year 2013 Italian state bonds (BTPs), as the benchmark value;
- an increase of 5% for the second, 10% for the third, 15% for the fourth, and 20% for the fifth MUX, as an anti-monopoly measure;
- a discount of up to 30% for the DVB-T2 MUX up to 2018;
- a discount of at least 70% for local operators;
- a glide path not exceeding 8 years for non-integrated operators (such as Persidera), halved for integrated operators (such as RAI and Mediaset). During the glide-path phase, the anti-hoarding measure referred to in the preceding paragraph does not apply to non-integrated operators.

Considering that these contribution fees are additional to the administrative fees and user fees for the connection bridge frequencies (Article 34, Article 35 and Attachment 10 of Italian Legislative Decree 259/03), AGCom has suggested that the Ministry for Economic Development conduct a full review of these specific fess to take account of the particular characteristics of terrestrial television networks.
Persidera, also on the basis of an opinion given by an influential lawyer, appealed against this decision on the grounds that the criteria adopted by the Authority lead to unreasonable, discriminatory and non-proportional results (approximately 15% of additional costs on the total market value). It is important to point out in this regard that the EU Commission, with a letter dated July 18, 2015 to AGCom and the Ministry of Economic Development, reiterated the importance of setting contributions that take account of the characteristics of the Italian television broadcasting market, as it is affected by several factors, including "*the advantages that incumbent operators have benefited from in the transition to the digital system, as well as subsequently, and in particular, as acknowledged by the Italian authorities in their 2009 proposal, the advantages of incumbent integrated vertical operators that have a significant number of multiplexes*".

Effectively suspending the AGCom measure, the Ministry of Economic Development, with a decree (published in the Official Gazette on January 19, 2015) established that, by January 31, 2015, as an advance for the year 2014, network operators must pay 40% of the amount paid in 2013, so as to ensure income flows to the Government budget, pending the establishment of the contribution fee regime to be applied to network operators and service providers.

Potential use of frequencies for mobile technology

Once the global conference on the regulation of the radio spectrum – to be held in Geneva in November 2015 (WRC-15) – has been concluded, 700 MHz band frequencies (between 694-790 MHz, corresponding to television channels 49-60 UHF) currently allocated to broadcasting, will be able to be allocated on a co-primary basis to broadband mobile services.
Ahead of this deadline, it is likely that the EU authorities will reorganize the frequency spectrum to enable the development of mobile broadband services, with a consequent reduction in the resources allocated to digital terrestrial television.

In Italy the 700 MHz band is more than 60% occupied by national network operators with user rights expiring in 2032. This makes its release particularly difficult, requiring a more complicated procedure than that used for the 800 MHz band, used only by local broadcasters.
It is highly probable, however, that the reallocation process will involve the re-farming of lower frequencies i.e., the return of the frequencies in exchange for financial compensation.
There is a remote possibility that, if the right regulatory and technical conditions arise at the right moment, the operators currently assigned the user rights could use these frequencies to provide mobile broadband services.

In this regard, the agreement between TI Media and Gruppo Editoriale L'Espresso sets out the procedures through which TI Media will be able to acquire the user rights for channel 55 UHF allocated to the MUX TIMB2.
In particular, TI Media has reserved itself two different alternative purchase options, involving: (i) purchase of the user rights of UHF CH 55 or (ii) purchase of the entire share capital of TIMB2 S.r.l., a newly formed company, to which this right of use would be conferred.
Both options may be exercised during the period from June 30, 2016 to June 30, 2019.
In the case of granting the user right to CH 55, a leasing contract for such right of use will be signed between the two companies.
The abovementioned transactions can take place without the need for authorization from the competent authority as they are intragroup transactions.

On September 1, 2014, Pascal Lamy submitted the report on the future use of the UHF spectrum to the European Commission. The report is the result of the work of the High Level Group on UHF formed in January 2014 and consisting of representatives of broadcasters, mobile operators and manufacturers.
Pascal Lamy proposes a "2020-2030-2025" time scale to meet the objectives of the European Digital Agenda, providing broadcasters a stable route to invest and grow in the medium to long term, structured as follows:

- allocation of the 700 MHz band to mobile broadband services in 2020 with a margin of 2 years (2018-2022) to take account of different market situations in the Member States;
- allocation of the bandwidth under 700 MHz (470-694 MHz) to broadcast services across Europe until 2030;
- re-evaluation of the scenario in 2025 with an assessment of the state of the market and technology.

This report will serve as an input to the European Commission in establishing the spectrum policy, also in view of the 2015 ITU-R World Conference (WRC-15), the outcome of which could lead to more specific and stricter measures being adopted for Member States.

CORPORATE BOARDS AT JUNE 30, 2015

BOARD OF DIRECTORS

The ordinary shareholders' meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016). The same shareholders' meeting also appointed Giuseppe Recchi as Chairman of the Company's Board of Directors.

On April 18, 2014, the Board of Directors appointed Marco Patuano as Chief Executive Officer of the Company.

As a result, the Board of Directors of the Company is now composed as follows:

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar Davide Benello (independent) Lucia Calvosa (independent) Flavio Cattaneo (independent) Laura Cioli (independent) Francesca Cornelli (independent) Jean Paul Fitoussi Giorgina Gallo (independent) Denise Kingsmill (independent) Luca Marzotto (independent) Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at June 30, 2015:

- **Control and Risk Committee:** composed of the Directors: Lucia Calvosa (Chairman appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;
- **Nomination and Remuneration Committee**: composed of the Directors: Davide Benello (Chairman appointed in the meeting of May 9, 2014), Jean Paul Fitoussi, Denise Kingsmill and Luca Marzotto (appointed by the Board of Directors on March 26, 2015, as a replacement for the Director Flavio Cattaneo).

BOARD OF STATUTORY AUDITORS

The ordinary shareholders' meeting of May 20, 2015 appointed the Company's Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone
Acting Auditors	Vincenzo Cariello Paola Maiorana Gianluca Ponzellini Ugo Rock
Alternate Auditors	Francesco Di Carlo Gabriella Chersicla Piera Vitali Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders' meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia's financial reports.

MACRO-ORGANIZATION CHART AT JUNE 30, 2015



BOARD OF DIRECTORS
COMPLIANCE DEPARTMENT
V. CAVALLO
IT & SECURITY COMPLIANCE
R. MAZZILLI
AUDIT DEPARTMENT
F. M D'ANDREA
CHAIRMAN
GIUSEPPE RECCHI
CORPORATE SOCIAL RESPONSIBILITY
M. LOGLI
• TELECOM ITALIA FOUNDATION
• Chairman Office
INSTITUTIONAL COMMUNICATION
I. DOMPE'
PUBLIC & REGULATORY AFFAIRS
F. BRESCIA
LEGAL AFFAIRS
A. CUSIMANO
MANAGING DIRECTOR
MARCO PATUANO
BUSINESS TRANSFORMATION & QUALITY
P. LABRIOLA
ADMINISTRATION, FINANCE AND CONTROL
P. PELUSO
• TI MEDIA
• TELECOM ARGENTINA
BUSINESS SUPPORT OFFICE
F. VANTELLINI
PEOPLE VALUE
M. DI LORETO
• HR SERVICES
STRATEGY & INNOVATION
M. DI MAURO
• TIM VENTURES
BRAND STRATEGY & MEDIA
C. VENTURA
NATIONAL WHOLESALE SERVICES
S. CIURLI
• TI SAN MARINO
CONSUMER
S. DE ANGELIS
BUSINESS
S. BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
OPERATIONS
G.R. OPILIO
• INWIT
TELECOM ITALIA SPARKLE
A. TALOTTA
PRESIDÊNCIA TIM PARTICIPAÇÕES
R. ABREU
FAST ROLLOUT FTTH/B PROJECT
C. Filangieri
OPEN ACCESS
S. Paggi
CARING SERVICES DIVISION
P. Tazzioli
• TELECONTACT CENTER
NETWORK
G. Ferigo
ENGINEERING & TILAB
G. Styf Sjöman
INFORMATION TECHNOLOGY
G. Pancaccini
• TI INFORMATION TECHNOLOGY
PLANNING & OPERATIONS EVOLUTIONS
C. Filangieri
GLOBAL ADVISORY SERVICES
S. Dionisi

INFORMATION FOR INVESTORS

TELECOM ITALIA S.P.A. SHARE CAPITAL AT JUNE 30, 2015

Share capital	10,723,490,008.00 euros
Number of ordinary shares (without nominal value)	13,471,133,899
Number of savings shares (without nominal value)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on June 2015 average prices)	21,062 million euros

The ordinary and savings shares of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. and the ordinary shares of INWIT S.p.A. are listed in Italy (FTSE index) whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index). The Telecom Italia S.p.A. ordinary and savings shares and the Tim Participações S.A. ordinary shares are also listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders at June 30, 2015 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):


TELECOM
ITALIA GROUP
1.20%
ITALIAN
INSTITUTIONAL
COMPANIES
5.35%
OTHER FOREIGN
SHAREHOLDERS
0.06%
VIVENDI (*)
14.90%
FOREIGN
INSTITUTIONAL
COMPANIES
61.13%
OTHER ITALIAN
SHAREHOLDERS
13%
FOREIGN
COMPANIES
3.62%
ITALIAN
COMPANIES
0.74%

(*) Direct and indirect equity investment

As per specific notice, also available on the Company's website, on June 17, 2015 the deed was signed for the non-proportional demerger of Telco S.p.A. (formerly owner of 22.30% of the ordinary share capital of Telecom Italia) in favor of four newly-established beneficiary companies each fully controlled by the shareholders of Telco.

Once the transaction became effective, the shareholders' agreement in place between those shareholders was automatically dissolved, originally signed on February 29, 2012 and last renewed on February 27, 2015, which was significant for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.
As result of the demerger, the four beneficiary companies referred to above (each fully controlled by each of the shareholders Telefónica, Mediobanca, Generali and Intesa Sanpaolo) were allocated their respective share of the interest held by Telco in Telecom Italia, and specifically: 14.72% to the newco controlled by Telefónica, 4.30% to the newco of the Generali group, and 1.64% to each of the newcos controlled respectively by Intesa Sanpaolo and Mediobanca.
Subsequently, pursuant to Article 120 of Italian Legislative Decree 58/1998, on June 22 and 26, 2015 respectively, Generali and Telefónica announced the substantial reduction to nil of their interest. Following this initial change, on June 30, 2015 Telefónica made an announcement of a potential interest of 6.48%.

MAJOR HOLDINGS IN SHARE CAPITAL

At June 30, 2015, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct/Indirect	14.90%
JPMorgan Chase & Co.	Indirect	(*) 6.04%
People's Bank of China	Direct	2.07%

(*) plus an additional 0.96% without voting rights.

On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.79% of the total ordinary shares of Telecom Italia S.p.A. at June 30, 2015.
In addition, JPMorgan Chase & Co. notified Consob of a change in its indirect equity investment in Telecom Italia S.p.A., which on July 1, 2015 was equal to 3.59%, plus an additional 1.05% without voting rights.

COMMON REPRESENTATIVES

- The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).
- By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2014-2016.
- By decree of June 12, 2015, the Court of Milan appointed Monica Iacoviello as the common representative of the bondholders for the "Telecom Italia S.p.A. 1,250,000,000 euros 5.375% Notes due 2019" up to the approval of the 2017 Annual Report.

RATING AT JUNE 30, 2015

At June 30, 2015, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB-	Negative

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

RELATED PARTY TRANSACTIONS

In accordance with Article 5, paragraph 8 of Consob Regulation 17221/2010 concerning "related party transactions" and the subsequent Consob Resolution 17389/2010, no significant transactions were entered into in the first half of 2015 as defined by Article 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2015.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2014 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2015.

Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note "Related party transactions" in the Half-year condensed consolidated financial statements at June 30, 2015 of the Telecom Italia Group.

ALTERNATIVE PERFORMANCE MEASURES

In this Half-year Financial Report at June 30, 2015 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain *alternative performance measures* are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

- **EBITDA**: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- **Organic change in Revenues, EBITDA and EBIT**: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.
  Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Half-Year Financial Report provides a reconciliation between the “reported figure” and the "comparable” figure.

- **Net Financial Debt**: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Half-Year Financial Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.
  To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called "Net financial debt carrying amount"), "Adjusted net financial debt" is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross financial debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	**Financial assets**
C=(A - B)	**Net financial debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial assets/liabilities**
E=(C + D)	**Adjusted net financial debt**

SUSTAINABILITY SECTION

Over the past year, Telecom Italia has established a new sustainability strategy based on creating economic and social value, transforming Corporate Social Responsibility into Corporate Shared Value (CSV), with the aim of linking economic and financial results to the social progress created by responding to the needs expressed by the sectors in which the Group operates. Telecom Italia performs a leading role in the digital transformation of the Country, promoting technological innovation in telecommunications as a tool for improving people's daily lives. The evolution towards Corporate Shared Value allows this value to be expressed by strengthening the reputation of Telecom Italia as an innovative company able to provide concrete solutions to social needs, with a constant focus on environmental protection.

To this end, three strategic areas of action have been identified:

- digitisation, connectivity and social innovation;
- environmental protection;
- digital culture.

DIGITISATION, CONNECTIVITY AND SOCIAL INNOVATION

Our Company stands as a digital ecosystem "enabler", connecting companies, government bodies and local communities, so as to create positive synergies for development. The contribution we make to developing the sectors in which we operate doesn't stop at infrastructure projects but ranges from digital solutions for government local bodies to cloud services for businesses, from digital platforms for healthcare and applications for people with disabilities to technologies for reducing energy use by cities and companies.

With this in mind, Telecom Italia has chosen to become a founding member of the Digital Champions association.
The "digital champion", a position created by the European Union in 2012, is an innovation ambassador, appointed by each Member State of the European Union and the European Commission to promote the benefits of an inclusive digital society. The project involves the appointment of a digital champion for each municipality in Italy to represent European authorities across the Country. This partnership qualifies Telecom Italia as the first company to be linked to a wider and geographically extensive network of Italian innovators. The joint projects between Telecom Italia and the Association are:

- Italiani.Digital, a true online help desk to answer questions Italians have about digital technology;
- #DigitalDays on E-Billing;
- Digital Championship, a digital talent show to bring out the Country's digital talents and share the best practice developed in the different geographical areas.

Furthermore, the recent WithYouWeDo crowdfunding platform receives requests for donations from public and private entities intending to implement projects in the fields of social innovation, environmental protection and digital culture. In addition to providing the technological and communication support for the platform (withyouwedo.telecomitalia.com), Telecom Italia undertakes to make a contribution equal to 25% of the sums raised (up to a maximum of 10,000 euros per project) at least for the first 9 projects in terms of funds raised.

ENVIRONMENTAL PROTECTION

Energy

The technological developments we are making for the transmission network (FTTCab, LTE, OPM/EDGE/OPB technologies) and the new Information Technology installations create an increased energy requirement for Telecom Italia which is estimated in total for 2015 at around 110 GWh. During the first half of the year, a number of previously launched actions were completed and new actions were taken regarding energy efficiency, with the aim of reducing the said growth to zero and, in the meantime, cutting down on the consumption made in 2014.

And as for electricity self-generation, which accounts for a small but not insignificant percentage of the total requirement, particular attention is paid to generation efficiency, prioritising local own consumption in particular.

Cogeneration and trigeneration systems allow greater efficiency to be achieved compared to conventional electricity generation, allowing energy savings in the order of 30% to be made. These systems play an increasingly important role in Data Processing Centres (DPCs), where they contribute to covering electricity and air conditioning requirements.

Electricity generation from renewable sources, which, while increasing gradually, only accounts for 0.1% of the company's total requirement, is continuing with activities aimed at experimenting with and testing innovative solutions, including solar cooling plants, which combine thermal solar panels with a cooling machine, and 3 kW wind power plants installed on Telecom Italia towers.

During the first half of the year, a number of efficiency measures were taken and work continues on previously launched multiannual projects:

- Trigeneration – a further 3 cogeneration and 1 of the 4 plug&play plants were commissioned. The remaining three plants are due to be commissioned by the end of 2015;
- Lighting Project – the plan continues to replace conventional neon light fittings in the main office premises with new LED lights fitted with motion sensors and intensity adjustment depending on the amount of daylight, as well as a similar plan involving fixed network exchanges. It is important to underline that the use of LED tubes, which produce a cold light, also allows energy used for air conditioning to be saved.
- Power supply systems - work continues to optimise power stations, replacing them with new higher performance equipment in some cases and performing retrofit work in others to replace rectifier modules and maintain the existing structure and cabling;
- Air conditioning systems - work continues to replace obsolete cooling and air conditioning systems with new higher performance equipment, in addition to targeted free cooling projects, in the mobile network area, involving the installation of air ducts positioned directly over the series 6000 Radio Base Station (RBS) chassis produced by Ericsson to extract heat, allowing an even more efficient use of the system;
- DPCs – the programme to implement efficiency improvements identified as being required in one of the Data Processing Centres, as a result of an energy audit, was completed and optimisation work continued in the others.

A number of previously launched efficiency improvement projects will only demonstrate the savings achieved in the second half of this year. These include:

- trigeneration plants: further efforts to improve the performance of systems by increasing the average rate of operation;
- power systems: in order to increase the reliability of the power supply system in exchanges, reducing or eliminating the use of batteries, the introduction of dynamic Uninterruptible Power Supplies (UPS)[1] to replace static UPSs has begun;

1 UPS (Uninterruptible Power Supplies) are energy storage systems that ensure the continued operation of equipment to which they are connected in the event of a power cut. Compared to static ones, dynamic uninterruptible power supplies ensure high performance and are particularly suitable where power requirements are high but the available space is small.

- air conditioning systems - further work to optimise air conditioning:
  - mobile network: elimination of cooling, a solution applied to some RBSs situated over 500 metres above sea level;
  - exchanges: modernisation of cooling units with quick management of calibration set points using the "well-being" button, which allows the temporary improvement of room temperature for the duration of the work being carried out by engineers. In particular, also in the context of exchanges, the CAGE project is currently being implemented, which provides for the creation of an indoor container (known as a "cage") with room for 7 exchange racks that can be filled gradually. This container is fitted with a cooling system, a fire-fighting system and a controlled access system;
  - offices: project to improve the air conditioning of offices by replacing machines with an average service life of over 10-15 years to comply with regulations. The greater efficiency of the latest generation of machines has resulted in a proposed plan to replace UPSs and cooling units in offices.
- Experiments - testing phases:
  - experiments continue for the purpose of identifying new areas of efficiency for fuel cells: in addition to existing hydrogen cylinder fuelled systems, the use of electrolysers for the direct production of hydrogen on site is being considered, both for new systems and by retrofitting existing ones;
  - research and measurement of the efficiency resulting from the Vigilent probes system and the respective actuators[1] on air conditioning systems in DPC rooms;
  - rebalancing with Voltage Optimization of the incoming voltage of electronic equipment (380V) with energy savings in the order of 5-10% and benefits in terms of service life.

During the first half of the year, field tests were carried out of a number of “software” type solutions which allow greater energy efficiency to be achieved (the savings achieved amount to around 900 kWh a year for each site involved) and, shortly, these will be activated in all 2G radio base stations judged to be suitable. Experiments will also begin on specific solutions for 3G, 4G and multi-RAT (Radio Access Technology).

IO RICICLO

The IoRiciclo initiative encourages people to hand back their old handsets in exchange for a discount on new ones in TIM stores, responding to European directives that establish handset recovery targets. In terms of CSV, this project increases footfall in the over 1,200 retail outlets already included in the TIM Valuta collection network and expands the collection service to around 2,000 stores, while also allowing revenues from the sale of services and appliances in TIM stores to increase thanks to promotions associated with the return of used products.

DIGITAL CULTURE

For growth and social development to be achieved in the digital era, all citizens must be able to acquire the skills they need to make full use of the benefits offered by the Web and new technologies. In the knowledge that an effective schooling system and adequate standards of education and training play a fundamental role in the growth and socio-economic development of the Country, Telecom Italia is committed to implementing projects to support digital education and schooling, including by supplying infrastructure and tools.

For a while now Telecom Italia has developed and supported digital education projects and is promoting implementation of the Italian government's plan, which aims to achieve a digital transformation in schools, thanks to the EducaTI project.

The project is divided into three areas: *Programme the Future, You Teach* and *A Social Life.*

The first aims to introduce schools, mainly primary ones, to the basic concepts of information technology and computational thought: the training path is based on the Code.org educational material and available via the programmailfuturo.it platform. The second is a creative context aimed at engaging

1 Systems that can optimise the environmental conditions in DPC rooms in real time.

students, stimulating their creative skills to produce an original video that suggests "healthier and more informed" ways of using the Internet and social networks in particular. The third initiative arises from a collaboration with the Postal and Communication Police to run an education road show designed to educate people regarding legality on the Internet, presenting students, families and visitors with the main pitfalls of the Web and in particular the risks children face when browsing the Internet.

In the field of Digital Culture, Telecom Italia also runs projects aimed at bringing high quality cultural content and digital languages together, making the most of the interaction opportunities offered by the Web. In so doing, the Company is asserting itself as an innovative partner in the Italian cultural and artistic world.
In this context, the partnership with the National Academy of Saint Cecilia for the PappanoinWeb project conceived to bring great classical music to the Web, is now in its fifth year. Over the previous four years of the programme, the concerts offered have been watched by over 150,000 users in streaming on telecomitalia.com, particularly thanks to the listening guides, exclusive interviews and the opportunities to interact with an expert musicologist at the Academy during direct broadcasts. Around 2,000 colleagues were able to experience the excitement backstage, with the protagonists, and to view the real difficulties of a high level musical performance.

With regard to writing, the Eutopia webzine (stemming from a partnership between Telecom Italia and Editori Laterza) fulfils the objective of acquainting the public, particularly the young, with the debate on the prospects for a new European model of society, while the partnership with Scuola Holden in Turin is experimenting with new ways of teaching and sharing ideas, knowledge and creativity by digital means. Through the Web, the public can be allowed to participate in master classes and special events happening in the School. The collaboration has allowed a pioneering multimedia laboratory to be set up and original dissemination projects to be run, including the #wehaveadream social writing experiment. Scuola Holden also supports a working group formed by the best students, communication of all the stages in the travelling Digital Championship project, promoted by Telecom Italia and the Digital Champions Association.

RESEARCH AND DEVELOPMENT

Research and development activities at Telecom Italia are carried out by the Information Technology, Engineering & TILab, Innovation & Industry Relations departments, which oversee the analysis of new technologies and the engineering of services offered to customers.
Also particularly important are the research laboratories and business incubators.
TIM #Wcap Accelerator is the TIM business accelerator and an integral part of the open innovation strategy that supports the development of ideas in the digital sector by allocating business grants. It has 4 accelerators in Milan, Bologna, Rome and Catania. In premises measuring over 3,000 square metres, start-ups benefit from acceleration paths, mentoring and networking opportunities, as well as co-working spaces, technical resources and infrastructure.

Between its launch date in 2009 and 2014, the TIM #Wcap programme has brought together over 7,000 projects, supported 220 start-ups and disbursed 4.5 million euros, and 21 start-ups have become suppliers to Telecom Italia, thus making a strong contribution to the whole digital economy supply chain. In 2014, the TIM #Wcap programme was boosted by a new reward-based crowdfunding platform, on which business projects can receive funding from the community.

The Call for Ideas for the 2015 edition of the programme ended with over 1,000 applications, the allocation of 40 business grants, each worth 25,000 euros, and a 4-month acceleration path, which will be followed by eight months of mentoring and co-working, a whole year of digital innovation in which start-ups will have the best chance of developing their project and launching it on the market.

New generation network projects

During the first part of the year, a number of projects were implemented for new generation networks, including:

- NGASP Monitoring: the first version of a new information gathering, processing and presentation tool has been released to monitor the quality of service provided to the customer base.
- Access gateway innovation: developments and simulations have been completed to provide support for smart home services (Energy@Home and Home Monitoring).
- Telephone apps: new releases of the "home and office cordless" app for wi-fi voice via FIBRE and ADSL modem. The various functions include access to the contacts directory integrated with the original one of the device, viewing of recent landline calls (received, made, missed) and access to supplementary services and voice mail.
- Capillary Network: a new segment of the multi-service access network for meters and sensors in the world of the IoT[1], integrated with fixed and mobile network assets and with the engineering, design, planning and management processes of Telecom Italia. The capillary networks are the first concrete element for the development of smart urban infrastructures, the enabling platforms for the development of new services characterising the smart cities of the near future. During the first half of the year, a capillary network consisting of over fifteen 169MHz mobile network systems was installed in certain areas of the cities of Genoa, Parma and Reggio Emilia. This installation and the subsequent network management are part of the pilot project planned by AEEGSI[2], which provides for over 16,000 points to be covered by the last quarter of the year.
- Augmented Reality: as part of the activities done to support Open Access engineers, augmented reality apps were developed to guide installation/maintenance activities on the new generation network. EXPO 2015 saw the release of the eXplico mobile solution based on the use of geo-referencing integrated with context information, allowing wi-fi cabinets and masts to be identified.
- New generation fixed access network (NGAN): activities were completed for the introduction to the field of the new DSLAM FTTCab systems, supplied by ALU and Huawei, for 50Mbit/s access services with VDSL2 technology, with the capacity to host up to 192 accesses per cabinet. In addition to increasing the maximum number of customers who can be served by each roadside cabinet, these new system include cards that allow energy use to be significantly reduced while providing the same standard of service. Laboratory tests have also been carried out on the first prototypes of access solutions based on Enhanced-VDSL and G.fast technology, which may further increase the speed of Internet access services. A successful experimental trial was carried out on the FTTCab network in Vicenza of the Vectoring VDSL2 function, which allows mutual interference between copper access cables to be offset in order to increase their performance and significantly raise the percentage of lines that can reach a speed of 100Mbit/s. As requested by AGCOM, and working with other operators, detailed technical specifications have been drawn up for a Multi Operator Vectoring system for a future application of Vectoring functions in multi-operator contexts as well.

Future Internet application projects

Proximity technology services that make life easier for users

- The TIM Wallet Consumer/Business service allows physical wallets to be replaced by virtual ones on mobile phones using NFC and QRCode technology[3]. Purchases are made or access is gained to sites by placing the phone close to a reader, such as a POS or turnstile. Already tested by Telecom Italia employees, the application has been marketed under the TIM Wallet brand. In particular, Mediolanum payment cards, as well as a co-branded TIM SmartPAY card, as a collaboration between Telecom Italia, VISA and Intesa Sanpaolo, have been launched, plus other Intesa Sanpaolo and UBI cards and the Badge app for access to company offices. In some cities, the app also allows bus tickets to be purchased with phone credit. Also incorporated is an option to buy a ticket for EXPO and use it as an NFC or QRCode. Furthermore, loyalty cards can be recognised and virtualised in order to

1 Internet of Things
2 Electricity, Gas and Water System Authority
3 Near Field Communication: a technology that supplies short range bi-directional wireless connectivity (up to a maximum of 10 cm)

use them as a smart phone bar code. Finally, an option has been added to use and virtualise coupons and, with the help of a group of employees, the use of virtual coupons to be spent in big shopping centres was tested.

Smart applications for the Internet of the future

- Telecom Italia is actively involved in creating the Future Internet platform (FIWARE) and services, also through cooperation projects funded by the European Union (Future Internet Public Private Partnership - FI-PPP), to enable and support customers in creating and using services based on advanced Internet technologies, including cloud robotics. Telecom Italia is also promoting these technologies through the involvement of smart cities which, as ideal users of the experimental FI-WARE (FIWARE Lab) environment, can make their data available in an open format and promote the development of services and applications for the benefit of citizens.
- Telecom Italia managed the end-to-end design and implementation of a number of mobile apps usable by visitors to EXPO 2015 and, in particular, by visitors to the Italian pavilion. These applications provide information, services and entertainment during the event, as well as details about participating countries, using mobile LTE broadband connectivity and leveraging innovative technologies developed by Telecom Italia in the field of augmented reality and visual searching. For urban areas and the Country as a whole, Telecom Italia has also coordinated and developed the Reggia+ app to allow the Royal Villa of Monza to be discovered in augmented reality, at the gates of EXPO 2015, with an activity that involves partners Nuvola Verde Onlus and Accademia+ and is intended to:
  - breathe new life into cultural heritage through technologies like mobile augmented reality, which allow people to use their mobile phone to interact directly and smartly with the surrounding environment, particularly with the historical rooms of the Royal Villa of Monza, the furnishings of which are reproduced in 3D and viewed in their original position simply by framing the various rooms with one's device;
  - train young secondary school students (the so-called “Jedi, new leaders”) to use digital technology (working with the Schools Department of Lombardy), through ad hoc workshops that Telecom Italia is holding, and train augmented reality professionals on the new tools available for the market (particularly the ARTES platform); this training will then be useful in creating the Expo+ app to augment the EXPO 2015 pavilions;
  - to form a basis for the new Royal Villa (Monza) visitors' app, which will be available on 50 tablets on hire to visitors until the end of 2015.
- The latest versions of FriendTV for smart phone and tablet, initially released at the beginning of 2014, continued to be available in the Apple and Android app stores. FriendTV is a guide for the main television channels, strongly integrated with social media, which allows users to participate in real time in the most highly commented programmes on the Web. The app was designed and developed as part of the SocialTV project, which aims to leverage the spread of "second screen" services and real time interactivity conveyed through social media.
- Telecom Italia is working on the development of visual analysis technologies, for which it has filed numerous patents, including some that form part of technologies to extract semantic descriptions automatically from visual content by means of Deep Learning, for the purpose of obtaining information to allow the development of apps and platforms based on processing multimedia content, which constitutes the majority of data transmitted via the Internet.
- In the context of the Innovation Platform, which offers APIs for the development of cloud-based services, two building blocks (Transcoding and Streaming) have been developed for the exposure of APIs aimed at the world of adaptive video streaming.

Development of big data solutions[1]

The Joint Open Lab Trentino SKIL (Semantics & Knowledge Innovation Lab) has developed the CitySensing big data platform which, using advanced data analysis technologies, processes the flow of data from the Telecom Italia mobile network and social networks to monitor urban phenomena (e.g. the possible pedestrianisation of areas and mobility), during particular events. Over the course of this year,

1 Definition coined by the Computer Community Consortium in 2008 for a set of diverse pieces of information that is so large and complex as to require capture, processing, management, analysis and display tools that differ from conventional ones

the project served as inspiration for a newly engineered solution that Telecom Italia is offering government bodies or major event organisers as one of the first products built by exploiting Big Data.

Mobile Territorial Lab (MTL)[1] is the SKIL project for the enhancement of personal big data: the combined data that individuals generate through the access to digital services and via their smartphones and that transform people into local sensors, as theorised in the smart city models. MTL has developed advanced transparent personal data management technologies, including My Data Store, an example of a personal data store which has become one of the top reference cases of the World Economic Forum[2] and a candidate for the GSMA award as one of the most innovative privacy and personal identity apps. In addition to increasing the variety of personal data collected by apps or devices connected with the personal data store model, SKIL encourages the use of this model, both in collaboration with local institutions and with industrial and commercial partners, in order to make the most of the potential of personal big data to create added value for the user. In this context, SKIL has kicked off the creation of other local laboratories federated with MTL. The first of these laboratories, LivLab (Livorno Living Laboratory), was inaugurated in Livorno in April this year. In this testing process, Unicoop Tirreno is relying on My Data Store to provide fidelity card holders with feedback and transparency regarding their spending data. Combining the spending data with data collected from other sources allows Unicoop and Telecom Italia to create added value services for consumers, in order to support clients in adopting sustainable lifestyles (with a lower environmental and economic impact) which are consistent with Unicoop's values.

Following the great success achieved in 2014, this year the second edition of the TIM Big Data Challenge was launched. Many partners and government bodies have made over ten Big Datasets available to participants ranging from the world of telecommunication to that of utilities, mobility and many others. Unlike the previous edition, the data are not limited solely to Milan and the Trentino, but are available for seven Italian cities, allowing the whole Country to be covered, from north to south. A panel consisting of representatives of academia, industry and the media will assess the projects submitted and reward the best two projects during the presentation to be held in Rome next September.

Projects with positive environmental impacts

- The smart city innovation project continues with the development of application prototypes aimed at testing the solutions developed. During the first half of the year, the first trial took place with employees of the app developed for multimodal transport and car pooling for travel to and from work. Activities were also implemented to extend smart parking trials, monitor vehicular access and improve the management of the company's fleet. The various initiatives taking place aim to optimise the use of private and public transport, with economic as well as environmental benefits.
- Telecom Italia is the coordinator of the INTrEPID "INTelligent systems for Energy Prosumer buildings at District level" project, a pilot project for which is underway with the involvement of 56 users in Italy and Denmark. The pilot project provides for the use of remotely controlled Wi-Fi fridges, a series of energy monitoring sensors available for various technologies and the use of an IoT platform, developed by Telecom Italia, and business intelligence modules to generate suggestions for users, aimed at saving energy for the management of energy demand. A machine learning system allows lessons to be learned on the way household appliances are used, in order to help users change their habits and reduce consumption peaks, thus making the use of energy sources and the electricity network more sustainable. The project is being carried out with external partners including ENEL Ingegneria e Ricerca, Honeywell and RSE (Ricerca sul Sistema Energetico).
- In April 2015, working with its Energy@home Association partners, Telecom Italia organised a conference on Smart Homes and Energy Efficiency. In a global context of increasing interest in energy efficiency, the conference showcased Italian research projects studying architectures, technologies and business models for new services which, by leveraging communication between Smart Home and Smart Grid, are able to tailor power consumption to the needs of the network and

1 www.mobileterritoriallab.eu
2 http://www3.weforum.org/docs/WEF_IT_UnlockingValuePersonalData_CollectionUsage_Report_2013.pdf

the comfort and lifestyles of the people living in the house. Over 130 researchers took part in the conference and speakers also included the Italian Regulatory Authority for Electricity.
- The Telecom Italia Data Centre in Rozzano tested an independent service robot used to monitor temperature levels and achieve energy savings. The data gathered by the robot are processed by the platform in cloud computing, where optimisation algorithms analyse any potential anomalous heat situations, known as "hot spots".

Projects with positive social impacts

- At the end of 2014, the digital island innovation project, a combination of smart street furniture, led to the installation of an internal prototype within Telecom Italia, for the purpose of creating an open platform for testing smart city services. At the beginning of this year, the services and applications offered were further developed, with the aim of carrying out tests that can directly involve employees working in the offices where the prototype is installed. The digital islands are the smart nodes of smart cities, designed for the physical as well as the "digital" well-being of citizens by being incorporated in smart technology street furniture.
- Collaboration was extended and further consolidated with the eco-design department of the faculty of architecture of the Polytechnic of Turin with the aim of promoting a systemic approach to designing solutions, even in research projects, so that all the relevant elements are taken into account (materials, processes, lifecycle of the solution), including the impact on the ecosystem.
- The innovative iLIVEonLTE, set up to test the new TIM 4G network as a means to send live video, continues life as LIVEonTIM, an official TIM channel. Research continues on new systems and technologies to involve the public live.
- Augmented reality applied to art: "Tino" is the TIM-powered app that creates movement in the characters of "Le notti di Tino di Bagdad" (Tino from Bagdad’s nights), a transmedia production broadcast in bus shelters.
- In the Telecom Italia “Smart Social Spaces” Joint Open Lab S-Cube, services and applications are being tested for Smart Spaces: physical places where, thanks to ultra broadband connections and Internet of Everything technologies, people can test new ways of interacting with objects and space. Smart Home, Smart Retail and Smart City are the three projects being developed in the laboratory, offering users immediate, strongly personalised and contextualised information, while making it easier for citizens to play a part in creating the Smart City.

Commitment to Ambient Assisted Living (AAL) with European projects and field tests

- In the field of orthopaedic tele-rehabilitation, activities took place in two main directions: extension to new clinical cases and optimisation of the performance. With regard to the first of these, thanks to a new collaboration between JOL WHITE and the Viareggio hospital, a new activity was launched to establish tele-rehabilitation protocols for functional post-operative recovery in cases of partial or total prosthesis of the knee. It is important to remember that Fisio@Home was originally designed for the rehabilitation of the knee in cases of reconstruction of the cruciate ligament. With regard to optimising performance, however, the old sensors are being replaced with new more efficient sensors that are easier to use. This requires integration with the Android app used by the patient when performing the exercises.
- As part of the development of a tele-monitoring system for patients affected by Parkinson's disease, two patent applications were filed relating to the upper and lower limbs respectively. Furthermore, the option of monitoring new motor tasks was added and, thanks to a collaboration with the Italian Auxology Institute, an activity was launched to extend use of the system to the tele-rehabilitation of neurological patients. Finally, based on the data collected during the trials, machine learning techniques were applied to developing a UPDRS automatic assessment algorithm to emulate the assessment made by the neurologist according to this standardised scale.
- Using Cassiel 2.0, remote assistance is provided to elderly people, monitoring them and receiving alarm signals in cases of emergency. The data collected by sensors located in dwellings are processed to perform behavioural analyses with a view to improving quality of life. The complete solution includes a reminder service, called RicordaMI, to monitor therapies and ensure their

completion. With the involvement of pharmacies in entering dosages on the system, and adopting a simple tablet app, the system also becomes usable by people with mild cognitive impairments.

- WebSensor is a prototype for remote monitoring of progress in Parkinson's disease developed with the support of neurologists. A set of sensors worn on the feet and hands monitors the exercises performed by the patient and sends the respective data to a platform that processes them and supplies parameters that can be used to assess the status of the disease. The hand sensors, which are often uncomfortable to wear, can be replaced by an appropriate stereoscopic (LeapMotion) camera that frames the hand and automatically extracts the exact position of the fingers in space. This information allows the neurologist to assess the state of the disease.
- PAPI, a prototype for the remote rehabilitation of patients affected by slight cognitive function deficits has been tested on 30 people over 65. The system provides a kit of interactive games for Android tablets, designed with neurologists to simulate the patient's various cognitive functions. The games communicate with a remote server to send data relating to the patient's performance and to download the game settings. The games are being tested in collaboration with NeuroCare in Cascina (Pisa). These experiments have enabled their improvement, making them more interesting for users and integrating them with other ones created by third parties involving the rest of the family, in a kind of game show that encourages their use (GameBus project).
- Phaser is a project funded by EIT ICT Labs to prevent cardiovascular diseases. The consortium includes Philips, which provides a special clock with sensors to detect physical activity, Imperial College for medical support, and Technical University Eindhoven for technical support. The system works out a cardiovascular risk index with a series of associated suggestions, thanks to a series of static and dynamic parameters detected by the watch and by electromedical equipment as a basis. To achieve the greater involvement of patients, the service is also designed to be delivered with gaming techniques, creating teams that challenge one another to achieve personalised objectives. The service has been enhanced with additional parameters (e.g. waist circumference, number of cigarettes smoked), improving the accuracy of the suggestions.
- Fit to Perform is a high social impact initiative funded by EIT ICT Labs to prevent road accidents using wearable sensors. The consortium includes Philips, insurance company Cardif and Scuola Superiore Sant'Anna, which provided the medical support. The system monitors sleep history and correlates it with instant stress, calculating an attention risk index which can be used both by the user to intervene (Quantified Self principle) and the insurer to establish discount policies that encourage driving with an optimal risk status.
- Personalized Playful Spaces is a project funded by EIT ICT Labs for the rehabilitation and monitoring of autistic children. Children can interact with a space or sensorised objects that stimulate them when playing and provide the specialist with information on the state of the child. The project is a partnership with JOL SCUBE, which works on sensorised environments, and with the Polytechnic of Milan and SAM Foundation for scientific and medical support.

Solutions for "scuola 3.0" ("school 3.0")

- As part of the collaboration between Telecom Italia and the Regional Education Department of Piedmont, a training course was held for secondary school teachers to teach them how to use the Open Source ROS (Robot Operating System) framework, which is the "standard *de facto*" framework for writing "hardware dependent" robotic applications. Once the first phase has been completed, the same teachers will be consulted on how to launch a course, to be held next year, aimed at a selected group of students.
- Working with Consoft Sistemi and Horizons, a solution has been created for Italian libraries that belong to the MLOL (Media Library On Line) service for books to be lent in digital form. The solution uses the SOCIETY (SOCIal Ebook communiTY) platform, an existing multidevice collaborative reading tool with which Telecom Italia is supporting young people affected by specific learning difficulties (SLDs). Telecom Italia retains its intellectual ownership of the e-reading software integrated with the MLOL service.

FONDAZIONE TELECOM ITALIA

The mission of Fondazione Telecom Italia (FTI) is to promote the culture of digital change and innovation, promoting integration, communication, economic and social growth.

In keeping with the mission and activities of the Company, three areas of intervention have been identified:

- Education: innovation in teaching and education, promoting initiatives aimed at updating the technology in Italian schools and introducing radical innovations in educational methods and tools;
- Innovation culture: becoming a reference point for innovation culture through an annual international conference, two university lectures and research publications on topics related to business and the history of innovation;
- Social empowerment: promoting the processes of change taking place in society through new technologies for social enterprises, to help them "do good well".

Open Call on communication impairments
With an open call, FTI decided to focus on language disorders, which account epidemiologically for over 70% of neuropsychiatric conditions in children and which the World Health Organization says are a warning bell for mental health, considering that in 2/3 of cases they tend to develop into psychiatric disorders in adolescence and adulthood unless dealt with appropriately. 205 projects were received and out of these 3 winners were selected.

Volis Project
Hearing loss affects 70,000 people in Italy. The Volis project aims to develop Italian sign language (LIS) and verbal language comprehension tests with the help of lip reading and all the available language techniques that can be used with deaf or hearing children with communication or language impairments associated with developmental disorders, such as intellectual disabilities and autistic spectrum disorders. These tests will be implemented on an online platform accessible to all the professionals involved (communication assistants, educators, teachers, speech therapists, psychologists, child neuropsychiatrists), subject to registration and authentication. The cloud-based platform will record the answers given by the child being tested, producing an output that will be related to the relevant medical history. This will allow the level of understanding of sign language by the child to be determined and any clinical treatment proposals to be made. Furthermore, the protocol created will be made available in Open API (Application Programming Interface) mode.

SI DO RE MI Project
Autism affects 1 in 150 children in Italy. There are over 6.2 million children currently between the ages of 1 and 12 years old. The number of children interested by the project is therefore estimated to be around 42,000. The project provides for the development of a system that uses cloud computing to control sound and music generated by the gestures of children affected by autism. The acoustic feedback thus created is intended to emphasise and stimulate interaction with the surrounding world. The data related to children interacting with the system is monitored remotely by specialists to analyse trends in the disorder.

Cinque Petali (Five Petals) Project
Cinque Petali, a project run by the Piacenza local health authority, is dedicated to children with language/learning disorders. It aims to strengthen the technological tools available to support rehabilitation and develop preventive action for children, with a view to reducing the occurrence of forms of behaviour during development that can develop into psychiatric disorders. The Piacenza local health authority intends to support all the children in its care who are affected by serious communication impairment with a diagnosis of developmental disorders. The project intends to supply 100 iPads equipped with the main compensatory computer programs (which children will use at school, at home and in their leisure time) with individual and customised paths aimed at ensuring independent

communication, integration and interaction for socialising with their peers, networking and constant monitoring of the child by the healthcare system.

Tenders launched by the Foundation

Invisible assets, places and mastery of traditional crafts

2013 saw the end of a tendering process in which the "invisible assets" of historic and artistic heritage were associated with the recovery and reassessment of ancient crafts. The tender process attracted great interest among non-profit-making organisations, municipalities and universities. Projects received: 478 - Towns interested: 272 - Crafts involved: 168.

In 2014, the projects underwent a careful selection process: the criteria used to choose from among the proposals received are originality, degree of replicability, extent of interaction with the local community and future self-sustainability, as well as the use of innovative technologies. The following 8 projects were selected at the end of the assessment process:

- Fondazione Genti d'Abruzzo, Pescara (TessArt'è Project);
- Scuola Superiore Sant'Anna, Pisa (AMica Project. Immersive Virtual Environments for Communicating Handicraft Skills);
- Municipality of Vigevano (Shoe Style Lab Project - History and innovation in footwear in Vigevano);
- Fondazione Valle Delle Cartiere, Toscolano Maderno (Brescia) (Toscolano 1381 Project - A paper, a history, a future);
- Istituto Suor Orsola Benincasa, Naples (Art in Light Project);
- Arci Genova, Municipality of Genoa, Auser Genova and Liguria (Staglieno Factory Project);
- Associazione Clac, Palermo (Crezi Food Kit Project);
- Cooperativa Sociale Centro di Lavoro San Giovanni Calabria, Verona (Digital technology to relaunch black art Project).

Promoting the integration of foreign citizens

In 2013 FTI launched a tender process for "Promoting the integration of foreign citizens by using technological platforms". The purpose of this tender is to help towns with a resident population of over 50,000 inhabitants, where at least 9% of the population are foreign, to improve knowledge of the services available for foreign users, guiding users and operators and making it easier for them to use the available services by creating portals, communication points in the main meeting places and specific free apps.

Projects received: 25 out of 56 municipalities eligible - Regions involved out of the number eligible to take part: 9 out of 11.

AgendaImpegno

For the third year running, FTI and Telecom Italia have been working with "Libera Associazione contro le Mafie", an association founded by Father Luigi Ciotti, on a new project that aims to encourage action, contributions and discussions on important issues ranging from respect for the Italian Constitution to the right to work, from environmental protection to the fight against poverty, from respect for women to combating bullying. This all takes place through a dedicated space on the Internet. The contributions were often enriched by interviews with influential people.

Initiatives involving employees

FTI is also very careful to look within the Company with initiatives that promote the volunteering spirit of its employees actively engaged in social work with non-profit organisations.
In 2015, FTI also confirmed a corporate volunteering initiative involving many employee "angels" from all over Italy who, passionately and enthusiastically, support FTI in its philanthropic activities.

Furthermore, during the first half of the year, two important projects were launched in the field of education: *Curriculum Mapping* and *I linguaggi della contemporaneità (Contemporary languages)*.
The *Curriculum Mapping* project involves the creation of a platform to map curricula: a useful tool to facilitate the sharing of programmes between teachers of the same subject and between schools in the same education network, their supervision by head teachers, the orderly and integrated use of digital educational content by students.
Mapping the curriculum means making the school curriculum and its component parts intelligible, shareable and transparent.
Curriculum Mapping provides a synoptic view of the school's fundamental educational values, the relevant skills and their application in different cultural contexts and at different levels or grades of education, annual planning for every education year and cycle, the structuring of education units forming the programme. Originating as an innovative approach in the USA, where it is widespread, Curriculum Mapping is combined with the skills-based planning launched in Italian and European schools and allows some very important aims to be achieved: sharing objectives and programmes between teachers in the same school or groups of schools; making digital educational content accessible to teachers and students; monitoring, updating and adapting disciplinary planning in real time; allowing curriculum supervision by teaching coordinators.

The *I linguaggi della contemporaneità (Contemporary languages)* project is intended to reinvigorate and update the teaching of contemporary history in secondary schools, moving beyond the combination of text book and classroom lesson to integrate narrative strategies drawn from sources including television, cinema, theatre, photography and literature. In 2015, for the third year running, the Fondazione per la Scuola - Compagnia di San Paolo has significantly expanded the protocol used so far: the basic teaching philosophy of the initiative remains the same, but the conceptual and research perspectives and the areas of work have been revised and recalibrated to take account of the potential of the digital network.

TELECOM ITALIA PEOPLE

A summary of the numbers relating to the Group people can be seen in the table below:

(units)	06.30.2015	12.31.2014	Changes
Italy	52,746	52,878	(132)
Abroad	13,169	13,138	31
Total personnel on payroll	**65,915**	**66,016**	**(101)**
Agency contract workers	2	9	(7)
Total personnel	**65,917**	**66,025**	**(108)**
Non-current assets held for sale - abroad	16,290	16,420	(130)
Total	**82,207**	**82,445**	**(238)**

Excluding personnel concerned with non-current assets held for sale (Telecom Argentina Group) and agency contract workers, the Group's workforce has decreased by 101 units compared to December 31, 2014.

These changes are due to:

- net turnover (net of changes to scope) down by 101 units, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change
Domestic	345	514	(169)
Brazil	2,007	1,938	69
Media and others	4	5	(1)
Turnover	**2,356**	**2,457**	**(101)**

Turnover: detail by BU	Recruited	Departed	Internal transfers Group +	Internal transfers Group -	Total change
Domestic	131	(302)	214	(212)	(169)
Brazil	2,007	(1,938)	0	0	69
Media and others	3	(2)	1	(3)	(1)
Turnover	**2,141**	**(2,242)**	**215**	**(215)**	**(101)**

People Caring

A number of specific initiatives continued in 2015 with a view to:

- improving the balance between working life and free time, supporting employees and their families in their requirements;
- supporting volunteering initiatives by employees;
- promoting diversity in the workplace;
- promoting the mental and physical well-being of colleagues, particularly through information areas on the Intranet.

Work-life balance

- 20 Nurseries: in addition to the 10 nurseries (in 8 cities), 10 discount agreements were signed with an equal number of external nurseries at the Turin, Rome, Padua, Bologna and Trento.
- Company loans up to March 2015: 106 loans disbursed for various requirements, 42 loans for home purchases and renovations and 31 granted to new parents with children under three years of age;
- Time saving:
  - handling of official formalities: 38 offices in 12 cities;
  - laundry/shoe repairs: operational in 5 offices in Milan and Rome;
  - 1 newsagent in Rome;
  - wellness area: an area in Rome and two wellness areas (actual gyms) in Rome and Naples;
  - discount agreements: 35 online offers of products/services now exist as a result of Telecom Italia's partnership agreements, primarily on a national scale (property, travel and holidays, banks and financial institutions, pay-TV, car hire, transport, miscellaneous).
- Stays for employees' children:
  - traditional 15-day summer camps for children between the ages of 6 and 12 run by 15 centres (4,340 participants);
  - themed 14-day summer stays for children between the ages of 12 and 17, in Italy, at 19 centres (2,513 participants) and abroad (UK, Ireland and United States) at 8 colleges, 2 of which in the USA (with 970 participants);
  - scholarships abroad: 20 scholarships were granted to young people between the ages of 15 and 17 for one-year stays abroad (Europe, Argentina, Canada, USA, China and Japan) and 100 for four-week stays (in Ireland, Spain, Finland, Denmark, China and Japan).
- Motivational initiatives relating to sport, art, culture, entertainment and historical events, working with several different Company departments: around 6,000 tickets and invitations to exclusive areas have been assigned in 2015. The initiative "Bimbi in Campo" allowed the children of some employees to accompany players of the TIM Serie A football teams onto the field at a number of different matches during the 2014/2015 championship.
- Mobility management: in order to assist colleagues with commuting between home and work, an "intranet mobility" has been created in some of the major cities to answer questions from colleagues and provide an opportunity to share cars (car pooling). The initiative has been launched in Genoa, Milan, Florence and Rome and includes a total of 165 crews. 20 Company offices have been provided with a shuttle service, making 350 journeys a day and 32 offices have been equipped with bicycle racks.
- Counselling service: in order to help employees deal with difficulties of professional and personal nature, a People Caring Centre (PCC) counselling service is provided by professional psychologists across the Country. Since the service opened (January 2011), 400 colleagues have contacted the Centre, either by telephone or email, and 340 have started a course of counselling.
- In the renewed People Caring Centre intranet area, information, advice and suggested reading lists were published, to help improve psychological well-being.
- "Wellness area" on the intranet, gathering together all services offered by Telecom Italia for personal health, accident prevention and physical well-being, in collaboration with Fondazione Telecom Italia and Fondazione Veronesi.

Support for volunteering initiatives by employees

- At the beginning of 2015, the "Programma il Futuro" (Future Programme) was launched by the Ministry of Universities and Research to promote the introduction of curriculum planning in primary schools. The initiative is being implemented by CINI (Consorzio Interuniversitario Nazionale per Informatica - National Inter-University Consortium for Information Technology) and Telecom Italia is the first company to have joined the programme and the only to be one acting as a "Sponsor" partner. For this project, Telecom Italia will make volunteers available from among its staff (100 colleagues to begin with) to work in classes that request their presence within the area where the candidate lives or works.
- Another project relates to the big volunteering campaign organised for the EXPO Milan 2015 universal exhibition, where, in one area, local colleagues (around 80) are working on a voluntary basis for one day within the exhibition area and, in another area, the parents and adult children of

employees (around 100) are involved for a two-week period. The EXPO Milan 2015 Programme is primarily intended to involve adult citizens in welcoming and supporting Visitors and Participants from all over Italy and the world, giving a clear message and image of welcome, integration, universality and solidarity, transmitting the values and contents of the theme through information and awareness-building work.

- Long-distance child adoption - approximately 1,000 employees continue to support CIAI (Centro Italiano Aiuti all'Infanzia), Comunità di Sant'Egidio and Save the Children, subscribing to the "Sosteniamo un bambino a distanza" long-distance adoption programme.
- Telecom Italia Blood Donors Group: 35 blood donation days were organised in 5 cities.
- 204 "*banchetti della solidarietà*" (solidarity stalls) were set up by charities in company premises, with the involvement of employees.

Promoting diversity

- Telecom Italia continued the intense programme of activities and projects connected with Diversity Management, with a view to valuing diversity as a form of enrichment and stimulus, as well as seen as a vehicle in an inclusive climate that is open to contribution by all.
- Telecom Italia is the top company in the 2015 LGBT Diversity Index, the annual ranking drawn up by Parks, the association for the inclusion of gay and lesbian people in the world of work, which analyses companies that are open to diversity. Telecom Italia has received this accolade as a result of its development of diversity management programmes with the strategic aim of promoting the inclusion of LGBT people. In particular, Telecom Italia has made its employment policies more inclusive by extending healthcare and the supplementary insurance policy to cohabiting partners, regardless of gender, and by making the company's caring services, including nurseries, summer camps and study trips available to their children. Telecom Italia grants gay and lesbian couples who marry abroad periods of paid leave identical to the marriage leave granted to heterosexual couples. In partnership with the charity I-Ken and the training consortium S.A.F.IM, in 2014, the company hosted the "Diversity on the Job" project in Naples, offering 8 traineeships to people suffering from severe social alienation, particularly among those suffering from discrimination because of their sexual orientation and/or gender identity.
- Meetings and seminars were held at the "TIMFactory" in Rome, dedicated to valuing diversity and to a culture of comparison and differences. It is a versatile place, open both within the Company and externally. It is a space that is open to everyone, where knowledge can be given and received, where people can meet, workshops, performances, debates, study and working groups can be organised, where perspectives can be expanded and other people's differences be adopted as one's own. Also presented were books dedicated to inclusion, such as "Global Inclusion" by Andrea Notarnicola and "Diverso sarò io", a collection of stories related to diversity.
- The activity of the Diversity Board continues; blogs about valuing diversity remain active, allowing discussions and the exchange of related documents.
- In the field of age diversity, in order to ensure the full integration and promotion of the skills of senior employees in the Company and overcome age-related stereotypes, three role model meetings were organised (in Genoa, Cagliari and Potenza) involving around 180 employees. The aim is to promote exchanges between generations and instil new energy. On the subject of "Company Generations", Telecom also took part in various meetings organised with the Wise Growth network founded by Maria Cristina Bombelli, who has worked for many years on identifying and developing internal strategies for valuing diversity and plural management.
- In order to support the children of colleagues with the challenging task of gaining familiarity with job seeking techniques, Telecom Italia and the company HRC Academy worked together to organise ten days of information and training in several Italian cities. Investment in young people is an extremely important part of our People Strategy.
- Three Welfare Labs were organised with associated companies ValoreD and Variazioni SrL: Parental Leave Management, Remote Working, Welfare Plan and Taxation. The Labs allowed groups to reflect on the process of implementing welfare solutions, a system for enhancing and sharing concrete solutions in the associated companies and a path towards achieving the systematisation of technical and theoretical skills.

- The Comunico-IO project continued with the aim of promoting communication between the hearing impaired and other colleagues, improving their ability to operate fully independently using state-of-the-art technological tools. In previous years, the 57 employees involved in the project had been supplied with a mobile phone - with Comunico-IO application software on the Android platform - and a high definition web cam, which interact with a computer running the internal chat and Internet access services. Using new apps such as Comunico-IO Desktop (PC extension of the smart phone version of Comunico-IO) and the Comunico-IO IPO app, which allows a smart phone to be used by visually impaired people, real-time integrated communication can take place between deaf, hard of hearing and visually impaired people.
- A company policy has been drawn up for the adaptation of fixed and mobile work stations for colleagues with disabilities.
- Two online e-learning courses have been launched as part of a series entitled "Diversamente responsabili" (Differently responsible), the first aimed at the company as a whole, regarding diversity management and valuing diversity, and the second specifically intended for the managers of people with disabilities.

New skills and development

- During the first half of the year, the "Individual Performance Feedback" process was carried out. Aimed at non-managerial resources and concentrating on performance in 2014, it focuses on performing a qualitative assessment aimed at identifying areas of strength and improvement, as well as helping employees enhance their performance through an open discussion with their manager.
  The process was completed on May 31st, 2015 and involved around 47,900 non-managerial staff from the Telecom Italia Group, with a 99.8% coverage.
  March 2nd also saw the launch of the new Performance Management system for 2015, which involves the whole company (manager, professionals and employees), planned during 2014 in one of the People Strategy design workshops. May 31st saw the end of the target assignment phase involving around 21,600 people, which corresponds to 98.5% of eligible people. The stocktaking phase of the new system will begin at the end of 2015 and end in the first few months of 2016. The assessment will cover both objectives (top-down and manager-employee methods) and behaviour, this being measured using the new Telecom Italia Leadership Model launched at the end of 2014 and rated for the first time using the multirater (head-colleague-employee) method. In order to support the deployment of the new process, in addition to a specific communication campaign open to all the Group companies involved, the “3 L Model and Performance Management” Path has been launched for approximately 4,000 managers in Digital Learning and usable in multidevice mode. The path is currently being implemented for the rest of the company's employees.
- Also during the first half, a decision was taken to implement the new Telecom Italia onboarding programme. This structured Programme is aimed at new employees and is the first stage of their individual development and growth path. It supports and "harmonises" the process of joining the Company, providing inclusive programmes for two separate targets, collective ones (for new graduates and junior professionals) and individual ones (for managers and senior professionals). It lasts one year and involves welcome, caring and monitoring activities, as well as activities intended to deepen their knowledge of the Company, collective and individual training, tutoring, management and administration support. The macro-planning stage began at the end of 2014, with the aim of speeding up the time-to-perform and quickly build engagement among new recruits, as well as strengthening their willingness to remain in the Company.
- The new Succession Planning system aimed at building a group-wide succession portfolio for Telecom Italia to guarantee business continuity, oversight of critical position and the managerial development of the best talents. The process is divided into 4 stages:
  - definition of the critical roles and their current and future leadership profiles with a view to achieving strategic objectives;
  - building a talent pool that will form a successors' bench;
  - developing the talent pool by promoting and redistributing successors starting from the skill gaps between successors and critical roles expected over the coming three years;

- periodic assessment of the successors' bench to ensure consistency with the strategy and constant informational alignment with the relevant stakeholders (Executive Directors, Nomination and Remuneration Committee, Board of Directors).

  The population involved consists of the first tiers to the Executive Directors and the Board of Directors and other tier 2 and tier 3 executives, selected according to a number of criteria (relevance of their role, professional seniority, managerial standing and readiness) and is subdivided into two tranches. The assessment and feedback stage for participants in the first tranche was completed in the first half of the year. The assessment process for tranche 2 is ongoing.

- Over the first half of the year, Telecom Italia's new potential assessment system was devised, which provides for different kinds of assessment to be introduced which, while responding to a common logic and using similar tools, aim to achieve different goals:
  - Recruiting Assessment: acquiring skills from the market that are needed for business transformation;
  - Talent Assessment: creating and nurturing a talent pool for management turnover in the medium and long term;
  - Leadership Assessment: ensuring that executive management positions are covered;
  - Assessment for operational coordination roles: ensuring that operational coordination roles are covered in "factory settings";
  - Assessment for managerial roles: ensuring that existing, evolving and new managerial positions are covered;
  - Top Executive Assessment: creating a portfolio of successors to oversee critical positions (Executive Directors and first/second tiers).

  During the first half of the year, in addition to the Top Executive Assessments, 50 people were involve in individual assessments for managerial roles, in order to guarantee that open, existing or new positions are covered, while 88 people were involved in assessments for operational coordination roles.
- With regard to internal and external recruiting activities, activities focused on re-engineering the system, process and respective tools with a view to increasing customisation and innovation in keeping with market developments and the specific requirements of Telecom Italia.
- Alongside the project activities, involving 53 training internships in Italy's main cities, opportunities for alternating between school and work were promoted with the aim of facilitating future career choices among young people completing their studies. The candidate recruitment phase benefited from 63 Employer Branding initiatives that were attended by over 5,800 young people from secondary schools and the academic world.
- With regard to Internal Recruiting, 24 professional profile (Job Posting) searches were carried out, which led to a pool of over 850 applications being received from professional motivated to improve their employability.

Collaboration with universities

Telecom Italia has launched a new relationship model with leading universities which is centred on enhancing talent to transfer innovation to the Company.
Partnerships & Research is responsible for seeking and establishing collaboration with universities and centres of excellence in Italy and abroad that focus on research and innovation useful to business. The goal is to strengthen and accelerate Telecom Italia's ability to innovate while at the same time contributing to the development of young people, offering them the opportunity to gain new skills and experiences.
The main activities in the first half of the year can be summarised as follows:

- Telecom Italia funds scholarships to promote the achievement of postgraduate qualifications by young engineering and economics graduates. the Group is currently investing in 4 main Master's programmes:
  - Master in Digital Life and Smart Living (Scuola Superiore Sant'Anna di Pisa) which offers a training programme to transfer advanced technical knowledge (for ICT, photonic, perception, robotic, biorobotic technologies) and provide the skills needed to guide a strong and sustainable transition towards "smart services";

- Management, Innovation and Service Engineering – MAINS (Scuola Superiore Sant'Anna di Pisa) focused on managing innovative processes in the service economy, with the aim of training professionals who can increase the competitive capacity of businesses by relying on the interaction between services and innovation;
- Master in Inventive Engineering (Sapienza) focused on implementing a training programme to provide cross-cutting knowledge associated with the technological development of new products, enhanced by lectures provided by the Technion Institute of Technology, Israel;
- Master in Big Data (Tor Vergata), entirely dedicated to training new professionals with solid and innovative skills in this field, with the aim to training the new professional figure of the Data Scientist. This master's programme is currently at the planning stage.

- Since 2011, 130 3-year research doctorate scholarships have been launched for young graduates dedicated to developing specific research projects of interest to the company, the subjects of which range from cloud computing to geomarketing, from big data to e-health, from LTE (Long Term Evolution) to robotics, including issues related to web law and economics.
- As of June 2015, the community of PhD students assigned to 56 research projects according to a multidisciplinary logic (economists and engineers on the same projects) is guided by over 50 company and university tutors. A further 40 doctorate scholarships have been made available for the 31st cycle.
- For the purpose of planning new forms of collaboration with schools and universities, a permanent national and European observatory has been created on issues connected with the transition from school to work and the development of new skills for young people, which includes participating in research, conferences and working groups promoted - amongst others - by the European Union and the European Round Table of Industrialists (ERT). The aim is to allow the refreshing of skills and to provide contact with market dynamics, partners, professionals and national and international students.
- The second edition of the Tim Chair in Market Innovation was held at the Bocconi University of Milan during the first half of 2015, as part of the Master's Degree in Economics and Management of Innovation and Technology (EMIT). The programme includes the main development, creation and marketing models for technology-based products and services, highlighting the changing scenarios in some of the main industrial sectors, including telecommunications.
- As part of the collaboration with the Bocconi University of Milan regarding research aimed at creating sustainable value, Telecom Italia supports the CReSV (Sustainability and Value Research Centre) for the improvement of innovative and sustainable business models.
- The 7th "School Business Network" project continues, confirming the collaboration between Telecom Italia and 35 selected schools across the country. The project, which was launched in 2009, aims to create a structured relationship with senior schools, particularly in order to enhance our internal skills, get in touch with young people across the country and at the same time promote the company's image.
- June 16th saw the organization of the #TIMUDay event in synergy with Strategy & Innovation and TILab to highlight all the partnerships existing between the Group and the academic world (PhD, Masters, Stages, Dissertations). The event received excellent feedback, both internally, within the Group, and from external stakeholders invited to take part.
- During the first half of 2015, a working group was up to facilitate alignment between the departments interested in the current initiatives relating to schools; during the meetings, plans were made for periodic meetings to be held on the main projects taking place in the various areas (Maestri di Mestiere, Progetto ScuolaExpo, You teach, Una vita da social, Tutor digitali, Programma per il futuro, e-schooling).

Training and knowledge management

The Knowledge Management department, created to facilitate the way the Company as a whole learns (learning organisation), implemented a series of initiatives to deploy the knowledge management model devised the previous year.

In particular, at the beginning of the year, 8 pilot projects were launched, most of which generated professional communities. The intention is both to see how the communities can promote socialising,

dissemination and creation of new knowledge, as well as to study their mechanisms, approaches, tools and potential within the knowledge management model.
While having different themes, the pilot projects launched have the common aim of developing and promoting interdepartmental integration, dialogue, exchanges between people, enhancement of experience and the creation of new ideas:

- Community - Digital Agenda aims to ensure a single system of oversight, while also promoting widespread dissemination and understanding of the implications of the Italian Digital Agenda for Telecom Italia;
- Community - Sweet Home Smart Home aims to develop ideas and projects for Smart Homes, to promote and raise awareness of the Smart Home theme and co-create innovative ideas for new services;
- Community - Listen to Improve aims to identify actions for improving products/services by involving stakeholders close to the end user to understand the customer's requirements better and gather feedback;
- Community - Roaming and services for travellers aims to develop potential “services for travellers” by making the most of experiences, knowledge, ideas and opportunities using crowdsourcing methods;
- Community - Knowledge Sharing Conferences aims to gather and share external knowledge acquired through participation in conferences and support the management of attendance of the conferences themselves;
- Confederation Knowledge aims to structure and simplify access to data and information and corporate documentation areas relating to different application contexts and domains (laws and regulations, procedures, policies, technical documentation, commercial offers, etc.);
- Fiber Opportunity Development aims to map and support the management of equipment problems connected with optical fibre services at the client's site and to develop new proposals and related offer opportunities;
- Community - People Value Area aims to provide tools to improve the skills of people working in the People Value area, encouraging networking and promoting a close relationship between the People Value department and all colleagues.

A KPI system has been set up, in particular for communities, which allows network evolution and development to be monitored in terms of accesses, exchanges of formalised knowledge (knowledge objects), active involvement in discussions, use of digital Identity tools (personal profile, use of skill tags, etc.).
Furthermore, particularly for the Sweet Home Smart Home community, two experimental initiatives have been implemented:

- “Learning Camp”, an initiative aimed at sharing experiences and best practices, in which community experts discussed Smart Home projects in order to highlight situations and experiences in which they were able to find solutions to problems or to generate innovative ideas. The stories discussed were then retold by the same participants in a video, published as a testimony of best practice within the community and accessible to users via the company intranet;
- analysis and evolution of the Community in collaboration with Roma 3 University by applying the Network Analysis method.

A communication plan was launched to disseminate the model and other knowledge management activities, the first deliverables of which were:

– raising awareness among top managers of the dissemination and adoption of Digital Identity (personal profile) tools;
– an issue of Sincronizzando dedicated to Knowledge Management (model, tools, projects implemented);
– campaign encouraging people to complete their personal profile on the Intranet;
– dedicated meetings with Top Management to disseminate the Knowledge Management model and activities and to identify the specific needs of departments regarding knowledge management and development.

Internal communication

Internal events and participation

During the first half, communication was boosted by the introduction of a cascade system of events involving people from all areas of the Company. The meetings focused on disseminating the key themes of the 2015-2017 Business Plan launched in the Management Meeting of 25 March 2015, addressed to managers and broadcast in video-streaming to everyone in the Group.

A number of "instant events" were organised in the Company's main offices by the team of Positive Tellers, the Company's selected "narrators" trained using the most innovative visual and social network education techniques to disseminate the main business content among their colleagues.

Between April and June, the Departments involved all their people in meetings led by departmental managers to implement, in their professional context, the main themes of the Business Plan.

A structured listening system monitors participation, satisfaction, contributions and qualitative results of the meetings planned under the cascade system.

The programme of road shows across Italy continues to disseminate the 2015-2017 People Strategy programme, formalised in a brochure containing illustrative diagrams and summarised data, published online and distributed by email to all the Group's employees. In the same venues and on the same days as the People Strategy road show, local presentations of the Technological Plan are organised.

As part of the People Strategy Programme, the Internal Communication function has ownership of the *Cantiere Identità* (*Identity Workshop*), which involves around 20 People Value and line managers.
The purpose of this Workshop is to build and establish an identity for the Telecom Italia Group to support the business transformation, strengthening the sense of belonging to the Group and contributing to the improvement of performance. The central themes of the new system of values are leadership, people, excellence and the customer. Dissemination, supported by the message from senior management, is made possible in particular by the Positive Tellers present in all the Company's offices.

A new Local Meetings format was launched in June, during which the Company's executive directors and top management present strategies, plans and objectives to an audience of around 1,000 colleagues.

During the first half, two *Parli@mone* events were organised and broadcast in video-streaming to the whole Company. In these, the Company's executive directors continue their dialogue with people and present updates on the main economic data for the quarter.

Publishing

- Intranet: work has been completed to transfer this to a new social platform that allows exchanges, sharing, the creation of working groups and direct interaction on the network, ensuring people's active involvement. Publishing is entrusted to a team of Content Managers, around 300 enabled colleagues form the information and social backbone of the new platform.
- Sincronizzando: in 2014, Telecom Italia's periodical evolved into a webzine with the aim of contributing to developing the country's digital culture. Two editions were published during the first half, the first dedicated to the rebranding programme and the second to knowledge management issues. The webzine allows contributions from managers, colleagues and external experts to be published, promoting online interaction between the publishers and their target audience.
- Multimedia Channel: this is being developed to allow colleagues to post their multimedia contributions on the platform.
- Internal Communication Video-newsletter: the communication mix has been enhanced by a tool with a renewed format and content. The traditional newsletter addressed to all the Group's employees has evolved into a video-newsletter with colleagues reporting the main news of the month on video.

Listening and involvement activities and projects

The ninth edition of the climate survey in Italy and Brazil, carried out in 2014, involved a total of 69,000 people. During the first half of 2015, the results were presented to company departments, which are drawing up improvement plans.

The listening system has been boosted by focus groups: during the first half of 2015, over 300 of the Group's employees were involved. These were representative of the workforce as a whole in terms of their gender, geographical presence and organisation.

Health and safety protection

During the first half, action regarding health and safety at work was mainly concerned with areas of assessment and preventive actions concerning specific professionals in the company's organisation. In May 2015, the new version of the Risk Assessment Document was issued.

In the risk assessment area, particular attention has been paid to work-related stress: in February, the third preliminary assessment was conducted on the Company's population, divided into 16 uniform groups of workers, which found the risk of work-related stress to be "insignificant". This assessment excluded Consumer Customer Care workers and technical Network personnel, who were involved in the detailed 2014 assessment associated with the “Let's support change” project and for whom specific mitigation actions are being undertaken to improve the stress-generating factors previously identified.

A noteworthy project in 2015 focused on taking instrumental measurements relating to the environment and safety at work, involving the purchase of 4 new mobile units allocated to local offices to ensure more detailed specialised support for the Company's technical departments, creating local and central roving laboratories to make HSE interventions more effective, constantly improving by Telecom Italia's focus on prevention and protecting the safety of its personnel and the community.

In the first half, the Company continued with its commitment to providing safety training to all Company staff with different programmes based on the risks to which workers are exposed. Also launched, as they are every year, were the safe driving courses for staff who use company cars.

A programme of "safety moments" is continuing in the presence of staff from the Health, Safety & Environment department (launched during 2013 for the Open Access area), during which managers meet their employees to deal with issues regarding any accidents that have occurred, health monitoring, equipment and suggestions for improvement. 40 meetings are planned for 2015, 10 for each local area, extending involvement to all the Company's departments.

In terms of discussion, the benchmarking activities promoted by Telecom Italia with the involvement of the main companies of the Italian networks (Enel, Poste Italiane, Ferrovie dello Stato, Terna, Anas, Autostrade per l'Italia, Vodafone, etc.) continued, with regular meetings to discuss matters of health and safety and workshops, with the participation of sector experts and institutional entities (workshops have already been held on the following topics: training - Telecom Italia; proxies and contracts - Enel; road safety and accident prevention - Vodafone; work-related stress - Poste Italiane). The meetings and workshops aim to share the best practices adopted by the companies adhering to the working party.

As regards activities done to strengthen awareness of health and safety related topics in the supply chain, periodic inspections of the main suppliers continued. During the first half of the year, audits were carried out of 50% of the Network companies, the results of which contribute to the vendor rating assessments, and inspections were started of the main companies providing infrastructure maintenance services on a national scale.

Two technical meetings were also organised involving all the fixed Network companies, to discuss specific aspects of safety associated with contracted activities.

Industrial relations

Telecom Italia S.p.A.

The first part of the year featured several discussion and information sessions with union representatives in accordance with the established national and local industrial relations structure.

In compliance with current legal provisions, Telecom Italia S.p.A. carried out the procedures required with the relevant union representatives regarding two separate corporate transactions, both successfully completed with an agreement between the Parties.

In particular, the Telecom Italia S.p.A. business unit was transferred from the *Tower* department to Società Infrastrutture Wireless Italiane S.p.A.. This initiative fulfils the objective of establishing an independent radio network infrastructure operator who can develop and enhance the Towers business involving various electronic communication service operators and ICT players.

As part of the procedure, specific agreements were signed on maintaining the salary levels and contractual terms and conditions applicable to the employees affected by the transfer, which also provide specific employment guarantees.

The same discussion procedure was carried out in respect of the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., which carried out to rationalise and simplify the Group's structure, while at the same time enhancing Persidera S.p.A..

Discussions also continued with executive employee representatives, allowing socially sustainable instruments to be identified, in addition to the ones normally available in the Company, to assist with the necessary right-sizing, ensuring it is not traumatic and is able to reconcile staff turnover administration and management remix requirements.

Furthermore, the Company and the Unions held discussions on the extent of Telecom Italia's involvement in EXPO 2015, as Official Global Partner, and the related need to oversee the event as effectively as possible, contributing to the success of the event as a whole.

Remuneration policy

The Group remuneration policy is established in such a way as to guarantee the necessary levels of competitiveness of the Company on the employment market. The remuneration structure is primarily aimed at ensuring a correct balance of the fixed and variable components, both in the short and long-term, alongside benefit systems and other instruments such as the Employee's Broad based Share Ownership Plan.

As a continuation from 2014, the short-term management incentive (MBO) policies provide a "gate" mechanism for all managers for the achievement of corporate objectives. In a significant break with the previous period, each beneficiary of the incentive system will be set an objective with a weight of 20% based on the overall result of the assessment made through the new Performance Management system.

In 2015, for the CEO, the top management and a selected number of managers, a bonus deferral mechanism will be introduced for the 2015 MBO, which provides for the bonus accrued to be disbursed half in cash and half in two-year freely assigned non-transferable rights to Telecom Italia shares.

The Company's remuneration policy also includes a long-term variable component aimed at achieving consistency between the interests of management and those of shareholders, by sharing in the business risk. This component consists of the 2014-2016 Stock Options Plan, implemented over the course of 2014, with a view to focusing management on generating value for shareholders, particularly by achieving an increase in the share price.

Employees share ownership plan

June 2014 saw the launch of a new Employee's Share Ownership Plan or PAD (*Piano di Azionariato Diffuso*) under which all permanent employees of Telecom Italia S.p.A and its subsidiaries with registered office in Italy could buy shares with a 10% discount on the average official price of Telecom

Italia shares in the month preceding the subscription period (0.84 euro cents instead of 0.94 euro cents).
On 4 August this year, employees who have held onto their shares uninterruptedly for one year and have remained as employees of the Group for the same period, will be assigned ordinary Telecom Italia shares known as bonus shares, in a ratio of 1 bonus share for every 3 shares subscribed.

TELECOM ITALIA GROUP HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015


TIM
TELECOM
ITALIA

Contents

TELECOM ITALIA GROUP HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)	note	6/30/2015	*of which related parties*	12/31/2014	*of which related parties*
Non-current assets					
Intangible assets					
Goodwill	4)	29,839		29,943	
Intangible assets with a finite useful life	5)	6,648		6,827	
		36,487		**36,770**	
Tangible assets	6)				
Property, plant and equipment owned		12,314		12,544	
Assets held under finance leases		1,756		843	
		14,070		**13,387**	
Other non-current assets					
Investments in associates and joint ventures accounted for using the equity method	7)	59		36	
Other investments	7)	48		43	
Non-current financial assets	8)	2,793	*472*	2,445	*374*
Miscellaneous receivables and other non-current assets		1,663		1,571	
Deferred tax assets		1,035		1,118	
		5,598		**5,213**	
Total Non-current assets	**(a)**	**56,155**		**55,370**	
Current assets					
Inventories		365		313	
Trade and miscellaneous receivables and other current assets	9)	6,028	*131*	5,615	*152*
Current income tax receivables		34		101	
Current financial assets	8)				
Securities other than investments, financial receivables and other current financial assets		1,975	*172*	1,611	*66*
Cash and cash equivalents		4,752	*481*	4,812	*174*
		6,727	*653*	6,423	*240*
Current assets sub-total		**13,154**		**12,452**	
Discontinued operations/Non-current assets held for sale	10)				
of a financial nature		294		165	
of a non-financial nature		4,122	*23*	3,564	*19*
		4,416		**3,729**	
Total Current assets	**(b)**	**17,570**		**16,181**	
Total Assets	**(a+b)**	**73,725**		**71,551**	

Equity and Liabilities

(millions of euros)	note	06/30/2015	of which related parties	12/31/2014	of which related parties
Equity	11)				
Share capital issued		10,723		10,723	
less: Treasury shares		(89)		(89)	
Share capital		**10,634**		**10,634**	
Paid-in capital		1,725		1,725	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		6,052		5,786	
Equity attributable to owners of the Parent		**18,411**		**18,145**	
Non-controlling interests		4,281		3,554	
Total Equity	**(c)**	**22,692**		**21,699**	
Non-current liabilities					
Non-current financial liabilities	12)	30,973	*530*	32,325	*469*
Employee benefits	17)	1,020		1,056	
Deferred tax liabilities		460		438	
Provisions	18)	608		720	
Miscellaneous payables and other non-current liabilities		1,005	*1*	697	*1*
Total Non-current liabilities	**(d)**	**34,066**		**35,236**	
Current liabilities					
Current financial liabilities	12)	6,849	*80*	4,686	*107*
Trade and miscellaneous payables and other current liabilities	19)	8,061	*201*	8,376	*213*
Current income tax payables		101		36	
Current liabilities sub-total		**15,011**		**13,098**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	10)				
of a financial nature		350		43	
of a non-financial nature		1,606	*11*	1,475	*16*
		1,956		**1,518**	
Total Current Liabilities	**(e)**	**16,967**		**14,616**	
Total Liabilities	**(f=d+e)**	**51,033**		**49,852**	
Total Equity and Liabilities	**(c+f)**	**73,725**		**71,551**	

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	1st Half 2015	of which related parties	1st Half 2014	of which related parties
Revenues		**10,097**	*234*	**10,551**	*270*
Other income		131	–	183	5
Total operating revenues and other income		**10,228**		**10,734**	
Acquisition of goods and services		(4,374)	*(143)*	(4,557)	*(181)*
Employee benefits expenses		(1,705)	*(54)*	(1,596)	*(49)*
Other operating expenses		(888)	–	(559)	–
Change in inventories		58		43	
Internally generated assets		314		280	
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		**3,633**		**4,345**	
of which: impact of non-recurring items	27)	*(399)*		*71*	
Depreciation and amortization		(2,130)		(2,154)	
Gains (losses) on disposals of non-current assets		279		35	
Impairment reversals (losses) on non-current assets		–		(1)	
Operating profit (loss) (EBIT)		**1,782**		**2,225**	
of which: impact of non-recurring items	27)	*(122)*		*109*	
Share of losses (profits) of associates and joint ventures accounted for using the equity method	7)	–		(5)	
Other income (expenses) from investments		4		15	
Finance income	21)	1,579	*72*	865	*42*
Finance expenses	21)	(3,063)	*(47)*	(2,111)	*(42)*
Profit (loss) before tax from continuing operations		**302**		**989**	
of which: impact of non-recurring items	27)	*(139)*		*120*	
Income tax expense		(193)		(417)	
Profit (loss) from continuing operations		**109**		**572**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	10)	330	*39*	260	*38*
Profit (loss) for the period	22)	**439**		**832**	
of which: impact of non-recurring items	27)	*(111)*		*101*	
Attributable to:					
Owners of the Parent		**29**		**543**	
Non-controlling interests		410		289	

(euros)		1st Half 2015	1st Half 2014
Earnings per share:			
Basic and Diluted Earnings Per Share (EPS)	23)		
Ordinary Share		0.00	0.02
Savings Share		0.00	0.03
of which:			
from Continuing operations attributable to Owners of the Parent			
Ordinary Share		0.00	0.02
Savings Share		0.00	0.03

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 11

(millions of euros)		1st Half 2015	1st Half 2014
Profit (loss) for the period	(a)	**439**	**832**
Other components of the Consolidated Statements of Comprehensive Income			
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		56	(129)
Net fiscal impact		(15)	35
	(b)	**41**	**(94)**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Net fiscal impact		–	–
	(c)	**–**	**–**
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	**41**	**(94)**
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		(21)	41
Loss (profit) transferred to the Separate Consolidated Income Statement		(63)	(15)
Net fiscal impact		18	(7)
	(e)	**(66)**	**19**
Hedging instruments:			
Profit (loss) from fair value adjustments		1,168	(61)
Loss (profit) transferred to the Separate Consolidated Income Statement		(812)	(99)
Net fiscal impact		(98)	45
	(f)	**258**	**(115)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(389)	28
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		(1)	–
Net fiscal impact		–	–
	(g)	**(390)**	**28**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Loss (profit) transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(h)	**–**	**–**
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	**(198)**	**(68)**
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	**(157)**	**(162)**
Total comprehensive income (loss) for the period	(a+k)	**282**	**670**
Attributable to:			
Owners of the Parent		**(23)**	**567**
Non-controlling interests		305	103

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2014 to June 30, 2014

(millions of euros)	Equity attributable to owners of the Parent									Non-controlling interests	Total equity
	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total		
Balance at December 31, 2013	**10,604**	**1,704**	**39**	**(561)**	**(377)**	**132**	**–**	**5,520**	**17,061**	**3,125**	**20,186**
Changes in equity during the period:											
Dividends approved								(166)	**(166)**	(128)	**(294)**
Total comprehensive income (loss) for the period			19	(115)	214	(94)	–	543	**567**	103	**670**
Effect of Rete A acquisition								–	**–**	40	**40**
Issue of equity instruments								(4)	**(4)**	–	**(4)**
Other changes						(72)		89	**17**	17	**34**
Balance at June 30, 2014	**10,604**	**1,704**	**58**	**(676)**	**(163)**	**(34)**	**–**	**5,982**	**17,475**	**3,157**	**20,632**

Changes from January 1, 2015 to June 30, 2015 Note 11

(millions of euros)	Equity attributable to owners of the Parent									Non-controlling interests	Total equity
	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total		
Balance at December 31, 2014	**10,634**	**1,725**	**75**	**(637)**	**(350)**	**(96)**	**–**	**6,794**	**18,145**	**3,554**	**21,699**
Changes in equity during the period:											
Dividends approved								(166)	**(166)**	(84)	**(250)**
Total comprehensive income (loss) for the period			(66)	258	(285)	41	–	29	**(23)**	305	**282**
INWIT - effect of sale of the non-controlling interest								253	**253**	509	**762**
Convertible bond issue maturing 2022 - equity component								186	**186**		**186**
Issue of equity instruments								17	**17**		**17**
Other changes								(1)	**(1)**	(3)	**(4)**
Balance at June 30, 2015	**10,634**	**1,725**	**9**	**(379)**	**(635)**	**(55)**	**–**	**7,112**	**18,411**	**4,281**	**22,692**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		note	1st Half 2015	1st Half 2014
Cash flows from operating activities:				
Profit (loss) from continuing operations			109	572
Adjustments for:				
Depreciation and amortization			2,130	2,154
Impairment losses (reversals) on non-current assets (including investments)			4	6
Net change in deferred tax assets and liabilities			3	231
Losses (gains) realized on disposals of non-current assets (including investments)			(279)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			–	5
Change in employee benefits			19	(16)
Change in inventories			(54)	(50)
Change in trade receivables and net amounts due from customers on construction contracts			(128)	(465)
Change in trade payables			(562)	(532)
Net change in current income tax receivables/payables			129	104
Net change in miscellaneous receivables/payables and other assets/liabilities			397	(329)
Cash flows from (used in) operating activities	**(a)**		**1,768**	**1,645**
Cash flows from investing activities:				
Purchase of intangible assets		5)	*(879)*	*(691)*
Purchase of tangible assets		6)	*(2,251)*	*(1,016)*
Total purchase of intangible and tangible assets on an accrual basis (*)			(3,130)	(1,707)
Change in amounts due for purchases of intangible and tangible assets			*637*	*(354)*
Total purchase of intangible and tangible assets on a cash basis			(2,493)	(2,061)
Acquisition of control in subsidiaries or other businesses, net of cash acquired			–	(8)
Acquisitions/disposals of other investments			(24)	(1)
Change in financial receivables and other financial assets			(639)	(330)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets			595	76
Cash flows from (used in) investing activities	**(b)**		**(2,561)**	**(2,324)**
Cash flows from financing activities:				
Change in current financial liabilities and other			696	516
Proceeds from non-current financial liabilities (including current portion)			3,325	3,022
Repayments of non-current financial liabilities (including current portion)			(3,931)	(3,377)
Share capital proceeds/reimbursements (including subsidiaries)			186	–
Dividends paid (*)			(204)	(208)
Changes in ownership interests in consolidated subsidiaries			784	–
Cash flows from (used in) financing activities	**(c)**		**856**	**(47)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	10)	**21**	**(349)**
Aggregate cash flows	**(e=a+b+c+d)**		**84**	**(1,075)**
Net cash and cash equivalents at beginning of the period	**(f)**		**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**		**(106)**	**(1)**
Net cash and cash equivalents at end of the period	**(h=e+f+g)**		**4,888**	**5,220**
(*) of which related parties				
Total purchase of intangible and tangible assets on an accrual basis			69	63
Dividends paid			–	–

Additional Cash Flow Information

(millions of euros)	1st Half 2015	1st Half 2014
Income taxes (paid) received	(33)	(49)
Interest expense paid	(1,485)	(2,266)
Interest income received	573	1,239
Dividends received	2	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2015	1st Half 2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,752	4,983
Bank overdrafts repayable on demand – from continuing operations	(2)	(30)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	138	267
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,888	**5,220**

NOTE 1
FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the "**Parent**") and its subsidiaries form the "Telecom Italia Group" or the "Group".
Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.
The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1.
The duration of Telecom Italia S.p.A., as stated in the company's bylaws, extends until December 31, 2100.
The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.
The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.
The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2015 have been prepared on a going concern basis (further details are provided in the Note "Accounting policies") and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as "**IFRS**"), as well as the laws and regulations in force in Italy.
In particular, the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2015 have been prepared in accordance with IAS 34 (*Interim Financial Reporting*) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2014 Telecom Italia Group consolidated financial statements.
For purposes of comparison, the consolidated statement of financial position at December 31, 2014 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, as well as the consolidated statement of changes in equity for the first half of 2014.
The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2015 are expressed in euro (rounded to the nearest million unless otherwise indicated).
Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2015 was approved by resolution of the Board of Directors' meeting held on August 6, 2015.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **consolidated statement of financial position** has been prepared by classifying assets and liabilities according to the "current and non-current" criterion;
- the **separate consolidated income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group's industrial sector.

  In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

  In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- the **consolidated statement of comprehensive income** includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;
- the **consolidated statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (*Statement of Cash Flows*).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their nature do not occur continuously during the normal course of business operations (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets; expenses/income stemming from corporate-related reorganizations also in connection with extraordinary corporate transactions (mergers, spin-offs, etc.); expenses connected to fines levied by regulatory agencies; and impairment losses on goodwill and/or other intangible and tangible assets).
Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

- that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
- whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.
The term "operating segment" is considered synonymous with "Business Unit".
The operating segments of the Telecom Italia Group are as follows:

- **Domestic**: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology) as well as INWIT S.p.A. and the units supporting the Domestic sector;
- **Brazil**: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;
- **Media**: through Persidera S.p.A. it operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;
- **Other Operations**: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

NOTE 2
ACCOUNTING POLICIES

GOING CONCERN

The half-year condensed consolidated financial statements at June 30, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).
In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group's ability to continue as a going concern:

- the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:
  - changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;
  - variations in business conditions;
  - changes to laws and regulations (price and rate variations);
  - outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;
  - financial risks (interest rate and/or exchange rate trends, changes in the Group's credit rating by rating agencies);
- the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2014 consolidated financial statements in the paragraph devoted to the "Share capital information" under the Note "Equity";
- the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note "Financial risk management".

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2015 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2014, to which reference should be made, except for:

- the use of the new standards and interpretations adopted by the Group since January 1, 2015, hereinafter described;
- the changes required because of the nature of interim financial reporting.

Furthermore, in the half-year condensed consolidated financial statements at June 30, 2015, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded, net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to "Deferred tax liabilities"; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in "Deferred tax assets".

USE OF ESTIMATES

The preparation of the half-year condensed consolidated financial statements at June 30, 2015 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.
With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2014.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2015

As required by IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*), the following is a brief description of the IFRS in force from January 1, 2015.

- Improvements to the IFRS (2011-2013 cycle)
  On December 18, 2014, EC Regulation no. 1361-2014 was issued, applying several improvements to the IFRS for the period 2011 -2013, at EU level.
  The improvements to the IFRS specifically concern the following aspects:
  - "Amendment to IFRS 3 – *Business combinations*"; the amendment clarifies that IFRS 3 does not apply in the accounting for the establishment of a joint arrangement (IFRS 11) in its financial statements;
  - "Amendment to IFRS 13 – *Fair value measurement*"; the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 to be classified as financial assets/liabilities;
  - "Amendment to IAS 40 – *Investment property*".

  The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2015.

- Improvements to the IFRS (2010–2012 cycle)
  On December 17, 2014, EC Regulation no. 28-2015 was issued, applying several improvements to the IFRS for the period 2010 -2012, at EU level. In particular, the following is noted:
  - IFRS 2 - *Share-based payments* (Definition of vesting condition): the amendment clarifies the meaning of "vesting conditions" by separately defining "performance conditions" and "service conditions";
  - IFRS 3 - *Business combinations* (Accounting Recognition of "contingent consideration" in a business combination): the amendment clarifies how any "contingent consideration" agreed within a business combination must be classified and measured;
  - IFRS 8 - *Operating segments* (Aggregation of operating segments and reconciliation of the total of the reportable segments' assets to the entity's assets): the amendment introduces an additional disclosure to be made in the financial statements. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;
  - IAS 24 - *Related party disclosures* (key management personnel services): the amendment clarifies that any company (or any member of a group it belongs to) that provides key

management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2015.

- Amendments to IAS 19 - *Employee Benefits* (Defined Benefit Plans - Employee contributions)

  On December 17, 2014, EC Regulation no. 29-2015 was issued, applying some amendments to IAS 19 (Employee benefits) at EU level.

  These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.

  The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2015.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NON YET ENDORSED BY THE EU

At the date of preparation of the accompanying half-year condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

	Mandatory application starting from
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
Amendments to IFRS 11 (*Joint Arrangements*): Accounting for acquisitions of interests in joint operations	1/1/2016
Amendments to IAS 16 (*Property, Plant and Equipment*) and IAS 38 (*Intangible Assets*) - Clarification of acceptable methods of depreciation and amortization	1/1/2016
Amendments to IFRS 10 *(Consolidated Financial Statements)* and to IAS 28 *(Investments in Associates and Joint Ventures):* Sale or contribution of assets between an investor and its associate/joint venture	To be set
Improvements to the IFRS (2012-2014 cycle)	1/1/2016
Amendments to IAS 27: Equity method in the Separate Financial Statements	1/1/2016
Amendments to IFRS 12 (*Disclosure of Interests in Other entities*), IFRS 10 (*Consolidated Financial Statements*) and to IAS 28 (*Investments in Associates and Joint Ventures*) – Investment Entities: Consolidation exception	1/1/2016
Amendments to IAS 1 (*Presentation of Financial Statements*): disclosure initiative	1/1/2016
IFRS 15 (*Revenue from Contracts with Customers*)	1/1/2017(*)
IFRS 9 (*Financial Instruments*)	1/1/2018

(*) On July 22, 2015 the IASB decided to confirm the postponement by one year, until January 1, 2018, of the entry into force of IFRS 15. The formal amendment to the standard is due to take place in September.

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

NOTE 3
SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at June 30, 2015 compared to December 31, 2014 are listed below.

Subsidiaries entering/exiting the scope of consolidation:

Company		Business Unit	Month
Entry:			
INWIT S.p.A.	New company	Domestic	January 2015
Exit:			
Olivetti Engineering S.A.	Liquidated	Domestic	March 2015
Olivetti France S.A.S.	Liquidated	Domestic	May 2015
Olivetti I-Jet S.p.A.	Liquidated	Domestic	June 2015
Telecom Italia Sparkle Hungary K.F.T.	Liquidated	Domestic	June 2015

In addition to that noted above, the changes in the scope of consolidation at June 30, 2015 compared to June 30, 2014 are listed below:

Company		Business Unit	Month
Entry:			
Telecom Italia Ventures S.r.l.	New company	Domestic	July 2014
Merger:			
Flagship Store Bologna 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Bolzano 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Catania 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Firenze 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Milano 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Milano 2 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Modena 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Roma 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Roma 2 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Sanremo 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Taranto 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Torino 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Verona 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Vicenza 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
TLC Commercial services S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Advalso S.p.A.	Merged into Olivetti S.p.A.	Domestic	July 2014
Med 1 (Netherlands) B.V.	Merged into Med 1 Italy S.r.l.	Domestic	December 2014
Med 1 Italy S.r.l.	Merged into Med Nautilus Italy S.p.A.	Domestic	December 2014

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	6/30/2015		
Companies:	**Italy**	**Outside Italy**	**Total**
subsidiaries consolidated line-by-line(*)	24	58	82
Joint ventures accounted for using the equity method	1		1
associates accounted for using the equity method	18		18
Total companies	**43**	**58**	**101**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	12/31/2014		
Companies:	**Italy**	**Outside Italy**	**Total**
subsidiaries consolidated line-by-line(*)	24	61	85
associates accounted for using the equity method	16	-	16
Total companies	**40**	**61**	**101**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	6/30/2014		
Companies:	**Italy**	**Outside Italy**	**Total**
subsidiaries consolidated line-by-line(*)	41	61	102
associates accounted for using the equity method	14	-	14
Total companies	**55**	**61**	**116**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

NOTE 4
GOODWILL

Goodwill shows the following breakdown and changes during the first half of 2015:

(millions of euros)	12/31/2014	Increase	Decrease	Impairments	Exchange differences	6/30/2015
Domestic	**28,443**					**28,443**
Core Domestic	**28,031**					**28,031**
International Wholesale	**412**					**412**
Brazil	**1,471**				(104)	**1,367**
Media	**29**					**29**
Other Operations	**–**					**–**
Total	**29,943**	**–**	**–**	**–**	**(104)**	**29,839**

The decrease of 104 million euros is entirely due to exchange differences relating to the goodwill of the Brazil Business Unit.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. At June 30, 2015 no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units in the annual financial statements were therefore confirmed.

NOTE 5
INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 179 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	6/30/2015
Industrial patents and intellectual property rights	**2,223**	408	(657)			(70)		323	**2,227**
Concessions, licenses, trademarks and similar rights	**3,120**	140	(200)			(22)		2	**3,040**
Other intangible assets	**134**	34	(73)			(1)			**94**
Work in progress and advance payments	**1,350**	297			(2)	(70)	37	(325)	**1,287**
Total	**6,827**	**879**	**(930)**	**–**	**(2)**	**(163)**	**37**	**–**	**6,648**

Additions in the first half of 2015 include 149 million euros of internally generated assets (151 million euros in the first half of 2014).

Industrial patents and intellectual property rights at June 30, 2015 essentially consist of applications software purchased outright and user license rights of unlimited duration acquired, and relate to Telecom Italia S.p.A. (1,254 million euros) and the Brazil Business Unit (941 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2015 mainly refer to:

- unamortized cost of telephone licenses and similar rights (2,123 million euros for Telecom Italia S.p.A. and 365 million euros for the Brazil Business Unit). In the first quarter of 2015 the Parent renewed the GSM license for a period of 3 years, namely until June 2018, for a price of 117 million euros, already fully paid;
- Indefeasible Rights of Use -IRU (282 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);
- TV frequencies of the Media Business Unit (130 million euros).

Other intangible assets with a finite useful life at June 30, 2015 essentially consisted of 80 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A. and mainly related to commissions for the sales network on customer contracts with a set contractual period. Additions for the first half of 2015 included the outlay, of around 2 million euros, incurred for the acquisition of approx. 100,000 mobile telephone customers from the company Noverca Italia S.r.l..

Work in progress and advance payments include the acquisition by the Tim Brasil group, in 2014, of the user rights for the 700 MHz frequencies through which it will be able to offer fourth generation technology mobile services (4G). The assignment of the license also entailed participation in the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters. The total investment made in 2014 amounted to around 2.9 million reais.
Since the assets require a period of more than 12 months to be ready for use, in the first half of 2015, borrowing costs of 37 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate in reais used for the capitalization of borrowing costs is 11.51%. Capitalized borrowing costs have been recorded as a direct reduction of the income statement item "Finance expenses - Interest expenses to banks".

NOTE 6
TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 230 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2015
Land	**131**	8				(1)		**138**
Buildings (civil and industrial)	**320**	14	(19)			(1)	10	**324**
Plant and equipment (*)	**10,912**	804	(1,021)		(94)	(159)	353	**10,795**
Manufacturing and distribution equipment	**40**	5	(8)				1	**38**
Other	**440**	29	(86)		(2)	(11)	46	**416**
Construction in progress and advance payments	**701**	387			(2)	(10)	(473)	**603**
Total	**12,544**	**1,247**	**(1,134)**	**–**	**(98)**	**(182)**	**(63)**	12,314

(*) The amounts shown in Depreciation and Other changes take account of the effects resulting from the remeasurement of the Provision for restoration costs due to the revision of the useful life of the passive infrastructure of the Base Transceiver Stations, as detailed in the Note "Provisions".

Additions in the first half of 2015 include 165 million euros of internally generated assets (129 million euros in the first half of 2014). Two properties and the related land were also purchased, previously leased under financial leases, for a total outlay of 27 million euros; the purchase resulted in additions at June 30, 2015 of 12 million euros under the item "Buildings (civil and industrial)" and of 8 million euros under the item "Land", as well as a reduction in the remaining financial debt of 7 million euros. In addition, the column "Other changes" includes 4 million euros for the reclassification of the remaining value of these properties, as assets held under financial lease and the related improvements made.

With regard to the depreciation of the passive infrastructure of the mobile telephone Base Transceiver Stations, with effect from January 1, 2015, the Parent Telecom Italia has revised their useful life from thirteen to twenty-eight years and applied this change on a prospective basis.
This revision was made to take account of the update of the average expected duration of the leases of the areas that infrastructure is located on, also in view of the plan to generate value from these assets, including through the subsidiary INWIT S.p.A., and in consideration of their technical obsolescence.
In particular, the useful lives were updated on the basis of the average duration of the leases, as well as of an appraisal by an external expert.
As a result, in the first half of 2015, 12 million euros less of depreciation expense was recognized for the period.
For the assets at June 30, 2015, the lower estimated depreciation for future periods may be broken down as follows:

- 12 million euros for the remaining six months of 2015;
- 24 million euros for the year 2016;
- 22 million euros for the year 2017;
- 19 million euros for the year 2018.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 913 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation	Other changes	6/30/2015
Buildings (civil and industrial)	**813**	16	676	(62)	11	**1,454**
Plant and equipment leased	**–**		301	(3)	(19)	**279**
Other	**2**		7	(1)	(1)	**7**
Construction in progress and advance payments	**28**	4			(16)	**16**
Total	**843**	**20**	**984**	**(66)**	**(25)**	**1,756**

The additions consisted of improvements and incremental expenses incurred for movable and immovable and third-party assets used on the basis of finance lease agreements.

In late 2014, Telecom Italia launched an important real estate project, aimed on the one hand at rationalizing the utilization of space for industrial use in line with the evolution of next-generation networks, and on the other at optimizing the number of office/other buildings by creating functional "hubs" adopting a modern and more efficient occupation of space, at re-qualifying the workplace in such a way - by ensuring habitability and identity - as to encourage exchange, communication and relations among colleagues in order to stimulate change, dynamism and individual initiative

The project involves a process of restructuring, the closure of a number of properties and renegotiations of agreements with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments. In particular, with regard to the first half of 2015 the following is noted:

- properties of strategic importance have been selected, in relation to current or likely use, based on the technological evolution of the network and the new ICT services. As already reported above, two of these properties were purchased in June 2015;
- in June 2015 the renegotiation and/or signing of new contracts was completed on an initial block of around 500 property leases. Prior to this renegotiation, in accordance with IAS 17 (Leasing), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement; the remaining contracts were defined as financial leases, and were therefore accounted for, in accordance with IAS 17, with recognition of the Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or signing of new contracts resulted, on the one hand, in the change of classification from operating leases to financial leases; on the other – with regard to the properties whose contracts were already classified as financial leases – in the "re-measurement" of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at June 30, 2015 of 676 million euros in terms of higher fixed assets and related payables for financial leases.

The item plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form finance lease for 977 million reais (around 301 million euros). "Other changes" in this item only include the effect of exchange rate fluctuations.
Under the transaction, the gain for the tangible assets not yet definitively sold has been held in suspense in deferred income (809 million reais corresponding to around 233 million euros).

NOTE 7
INVESTMENTS

Investments in associates and joint ventures accounted for using the equity method are composed as follows:

(millions of euros)	6/30/2015	12/31/2014
Tiglio I	8	8
Tiglio II	–	1
Other	28	27
Total Associates	**36**	**36**
Alfiere	23	–
Total Joint Ventures	**23**	**–**
Total investments in associates and joint ventures accounted for using the equity method	**59**	**36**

The list of investments in associates and joint ventures accounted for using the equity method is presented in the Note "List of companies of the Telecom Italia Group".
On June 19, 2015 Telecom Italia S.p.A. acquired 50% of the share capital of the company Alfiere S.p.A. at a price of 23 million euros. The company owns several buildings in the EUR area in Rome that will be used by Telecom Italia as Head Quarter.

Other investments refer to the following:

(millions of euros)	6/30/2015	12/31/2014
Assicurazioni Generali	3	3
Fin.Priv.	19	15
Sia	11	11
Other	15	14
Total	**48**	**43**

On July 10, 2015, the sale was completed of the non-controlling interest in Sia S.p.A. (4.11%) at a price of 22 million euros.

NOTE 8
FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)		6/30/2015	12/31/2014
Non-current financial assets			
Securities, financial receivables and other non-current financial assets			
Securities other than investments		4	6
Financial receivables for lease contracts		85	92
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,532	2,163
Receivables from employees		32	30
Non-hedging derivatives		137	149
Other financial receivables		3	5
Total non-current financial assets	**(a)**	**2,793**	**2,445**
Current financial assets			
Securities other than investments			
Held for trading		–	–
Held-to-maturity		–	–
Available-for-sale		1,622	1,300
		1,622	**1,300**
Financial receivables and other current financial assets			
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		–	–
Receivables from employees		12	12
Financial receivables for lease contracts		44	55
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		253	223
Non-hedging derivatives		41	18
Other short-term financial receivables		3	3
		353	**311**
Cash and cash equivalents		**4,752**	**4,812**
Total current financial assets	**(b)**	**6,727**	**6,423**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(c)**	**294**	**165**
Total non-current and current financial assets	**(a+b+c)**	**9,814**	**9,033**

Financial receivables for lease contracts refer to:

- Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;
- the portion of rental contracts, with the rendering of accessory services under the "full rent" formula;
- finance leases on rights of use (Brazil Business Unit).

"Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature" refer mainly to the mark-to-market component of the hedging derivatives, whereas "Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature" mainly consist of accrued income on derivative contracts. Further details are provided in the Note "Derivatives".

Securities other than investments (included in current assets) relate to listed securities, classified as available-for-sale due beyond three months. They consist of 250 million euros of Italian and European treasury bonds held by Telecom Italia S.p.A. and 724 million euros of Italian treasury bonds held by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 12/03/2012); and 642 million euros of bonds held by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.
In addition, Telecom Italia Finance S.A. had investments in repurchase agreements (“Repo”) on government bonds expiring on September 2015 for a total value of 400 million euros.

Cash and cash equivalents decreased by 60 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Liquid assets with banks, financial institutions and post offices	3,363	3,224
Checks, cash and other receivables and deposits for cash flexibility	1	1
Securities other than investments (due within 3 months)	1,388	1,587
Total	**4,752**	**4,812**

Cash and cash equivalents at June 30, 2015 do not include amounts relating to the Sofora - Telecom Argentina group (classified as Discontinued operations), totaling 204 million euros (130 million euros at December 31, 2014).

The different technical forms used for the investment of liquidity as of June 30, 2015 can be analyzed as follows:

- maturities: all deposits have a maximum maturity date of three months;
- counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor's with regard to Europe, and with leading local counterparts with regard to investments in South America;
- Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,385 million euros (1,585 million euros at December 31, 2014) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

NOTE 9
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 413 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Amounts due on construction contracts	**56**	**58**
Trade receivables:		
Receivables from customers	3,340	3,300
Receivables from other telecommunications operators	860	774
	4,200	**4,074**
Miscellaneous receivables and other current assets:		
Other receivables	973	911
Trade and miscellaneous prepaid expenses	799	572
	1,772	**1,483**
Total	**6,028**	**5,615**

Trade receivables amount to 4,200 million euros (4,074 million euros at December 31, 2014) and are net of the provision for bad debts of 654 million euros (685 million euros at December 31, 2014). The increase in trade receivables, of 126 million euros, was mainly due to the changes in the receivables due from other telecommunication operators.
Trade receivables refer in particular to Telecom Italia S.p.A. (2,766 million euros) and the Brazil Business Unit (916 million euros), and include 114 million euros (same amount at December 31, 2014) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use – IRU.

Other receivables amounted to 973 million euros (911 million euros at December 31, 2014) and were net of a provision for bad debts of 97 million euros (101 million euros at December 31, 2014). Details are as follows:

(millions of euros)	6/30/2015	12/31/2014
Advances to suppliers	36	65
Receivables from employees	29	24
Tax receivables	471	529
Sundry receivables	437	293
Total	**973**	**911**

Tax receivables included 441 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 27 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:

- receivables from factoring companies totaling 67 million euros, of which 20 million euros from Mediofactoring (an Intesa Sanpaolo group company) and 47 million euros from other factoring companies;
- receivables of Telecom Italia S.p.A. from social security and assistance agencies of 90 million euros;

- receivable for the Italian Universal Service (1 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A. obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;
- receivables from the Italian State and the European Union (190 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;
- miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (46 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade and miscellaneous prepaid expenses included 556 million euros attributable to the Parent Telecom Italia and mainly related to: the deferral of costs connected to the activation of new contracts (342 million euros), building leases (48 million euros), rent and maintenance (57 million euros), insurance premiums (21 million euros).

NOTE 10
DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Starting from 2013 the Sofora group - Telecom Argentina has been classified under discontinued operations. Accordingly, the related figures are classified in the consolidated statement of financial position under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale".
The Telecom Italia Group, in signing the amendment agreements described below, has confirmed its intention to implement the program for the disposal of the interest in Sofora. These agreements have substantially confirmed the purchasing counterparty's obligation to complete or to ensure the completion of the transaction. The postponement of the date envisaged for the completion of the sale has been caused by, and is still dependent on, conditions outside the Company's control, which could not be reasonably foreseen at the date of signature of the original sale agreement.

AGREEMENTS FOR THE DISPOSAL OF THE SOFORA - TELECOM ARGENTINA GROUP

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of 960 USD million.
In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for a total amount of 108.7 USD million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina fell to 19.30%.
The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, is subject to the condition precedent of obtaining the necessary authorizations.
On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech. In particular:

- the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing – also including other related assets – totaling 215.7 USD million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now equal to 14.47%;
- the sale of the controlling interest of 51% in the capital of Sofora to Fintech is due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority;
- the guarantees of performance by Fintech are secured by a pledge made on October 29, 2014 in favor of Telecom Italia and Telecom Italia International, on a debt security for the amount of 600.6 USD million issued by Telecom Italia International and purchased by Fintech.

Starting from the end of July 2014, the Argentinian Government is in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is the consequence of impediments of a technical and legal nature, and the main market indicators are not any showing signs of other problem issues, this event may nevertheless aggravate the adverse trends in the Argentinian macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.

However, since the price for the sale of Sofora - Telecom Argentina group was set in US dollars, in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		6/30/2015	12/31/2014
Discontinued operations/Non-current assets held for sale:			
of a financial nature		294	165
of a non-financial nature		4,122	3,564
Total	**(a)**	**4,416**	**3,729**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			
of a financial nature		350	43
of a non-financial nature		1,606	1,475
Total	**(b)**	**1,956**	**1,518**
Net value of the assets related to the disposal group	**(a-b)**	**2,460**	**2,211**
of which amounts accumulated through the Comprehensive Income Statement		*(1,238)*	*(1,257)*
Net value of the assets related to the disposal group attributable to the Owners of the Parent		343	307
of which amounts accumulated through the Comprehensive Income Statement		*(154)*	*(157)*
Net value of the assets related to the disposal group attributable to Non-controlling interests		2,117	1,904
of which amounts accumulated through the Comprehensive Income Statement		*(1,084)*	*(1,100)*

The amounts accumulated in Equity through the Consolidated Statements of Comprehensive Income relate to the "Reserve for exchange differences on translating foreign operations", and total -1,238 million euros (-1,257 million euros at December 31, 2014).

The **assets of a financial nature** are broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current financial assets	34	30
Current financial assets	260	135
Total	**294**	**165**

The **assets of a non-financial nature** are broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current assets	3,482	2,962
Intangible assets	*1,470*	*1,176*
Tangible assets	*1,991*	*1,766*
Other non-current assets	*21*	*20*
Current assets	640	602
Total	**4,122**	**3,564**

The **liabilities of a financial nature** are broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current financial liabilities	56	25
Current financial liabilities	294	18
Total	**350**	**43**

The **liabilities of a non-financial nature** are broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current liabilities	655	579
Current liabilities	951	896
Total	**1,606**	**1,475**

— • —

The items relating to "Profit (loss) from Discontinued operations/Non-current assets held for sale" within the separate consolidated income statements are shown below:

(millions of euros)		1st Half 2015	1st Half 2014
Income statement effects from Discontinued operations/Non-current assets held for sale:			
Revenues		**1,880**	**1,453**
Other income		1	3
Operating expenses		(1,361)	(1,073)
Depreciation and amortization, gains/losses on disposal of non-current assets		–	1
Operating profit (loss) (EBIT)		**520**	**384**
Finance income (expenses), net		(7)	16
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		**513**	**400**
Income tax expense		(179)	(138)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**(a)**	**334**	**262**
Other minor entries	(b)	(4)	(2)
Profit (loss) from Discontinued operations/Non-current assets held for sale	**(a+b)**	**330**	**260**
Attributable to:			
Owners of the Parent		**48**	**48**
Non-controlling interests		282	212

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first half of 2015 and the first half of 2014 are shown in the table below:

(euro)	1st Half 2015	1st Half 2014
Earnings per share from Discontinued operations/Non-current assets held for sale		
(Basic=Diluted)		
Ordinary Share	0.02	0.01
Savings Share	0.02	0.01

Furthermore, the consolidated statements of comprehensive income include translation of foreign operations gains of the Sofora - Telecom Argentina group of 19 million euros in the first half of 2015 (losses of 376 million euros in the first half of 2014). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a positive 349 million euros in the first half of 2015 (negative 116 million euros in the first half of 2014).

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Discontinued operations/Non-current assets held for sale:		
Cash flows from (used in) operating activities	388	144
Cash flows from (used in) investing activities	(541)	(436)
Cash flows from (used in) financing activities	174	(57)
Total	**21**	**(349)**

NOTE 11
EQUITY

Equity consisted of:

(millions of euros)	6/30/2015	12/31/2014
Equity attributable to owners of the Parent	18,411	18,145
Non-controlling interests	4,281	3,554
Total	**22,692**	**21,699**

The composition of **Equity attributable to owners of the Parent** is the following:

(millions of euros)	06/30/2015	12/31/2014
Share capital	10,634	10,634
Paid-in capital	1,725	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	6,052	5,786
Reserve for available-for-sale financial assets	9	75
Reserve for cash flow hedges	(379)	(637)
Reserve for exchange differences on translating foreign operations	(635)	(350)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(55)	(96)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	–	–
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	7,112	6,794
Total	**18,411**	**18,145**

On the basis of the resolution passed by the Shareholders' Meeting held on May 20, 2015, the profit for the year 2014 shown in the financial statements of the Parent Telecom Italia S.p.A. was allocated as follows:

- 166 million euros for the distribution of a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law;
- 7 million euros to the legal reserve;
- 25 million euros to the Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code" to service the mandate approved in the same Shareholders' Meeting;
- 438 million euros to retained earnings.

Movements in **Share Capital** during the first half of 2015, amounting to 10,634 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2014 and June 30, 2015

(number of shares)		at 12/31/2014	Share issues	at 6/30/2015	% of share capital
Ordinary shares issued	(a)	13,470,955,451	178,448	13,471,133,899	69.09%
less: treasury shares	(b)	(162,216,387)	–	(162,216,387)	
Ordinary shares outstanding	(c)	13,308,739,064	178,448	13,308,917,512	
Savings shares issued and outstanding	(d)	6,026,120,661	–	6,026,120,661	30.91%
Total Telecom Italia S.p.A. shares issued	**(a+d)**	**19,497,076,112**	**178,448**	**19,497,254,560**	**100.00%**
Total Telecom Italia S.p.A. shares outstanding	**(c+d)**	**19,334,859,725**	**178,448**	**19,335,038,173**	

Reconciliation between the value of shares outstanding at December 31, 2014 and June 30, 2015

(millions of euros)		Share capital at 12/31/2014	Change in share capital	Share capital at 6/30/2015
Ordinary shares issued	(a)	7,409	–	**7,409**
less: treasury shares	(b)	(89)	–	**(89)**
Ordinary shares outstanding	(c)	7,320	–	**7,320**
Savings shares issued and outstanding	(d)	3,314	–	**3,314**
Total Telecom Italia S.p.A. shares capital issued	**(a+d)**	**10,723**	**–**	**10,723**
Total Telecom Italia S.p.A. shares capital outstanding	**(c+d)**	**10,634**	**–**	**10,634**

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of "Future potential changes in share capital" are presented in the Note "Earnings per share".

NOTE 12
FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		6/30/2015	12/31/2014
Financial payables (medium/long-term):			
Bonds		17,972	22,039
Convertible bonds		3,162	1,401
Amounts due to banks		4,859	4,812
Other financial payables		1,068	920
		27,061	**29,172**
Finance lease liabilities (medium/long-term)		**1,880**	**984**
Other financial liabilities (medium/long-term):			
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,549	2,058
Non-hedging derivatives		483	111
Other liabilities		–	–
		2,032	**2,169**
Total non-current financial liabilities	**(a)**	**30,973**	**32,325**
Financial payables (short-term):			
Bonds		4,654	2,635
Convertible bonds		56	10
Amounts due to banks		1,505	1,274
Other financial payables		264	353
		6,479	**4,272**
Finance lease liabilities (short-term)		**159**	**169**
Other financial liabilities (short-term):			
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		196	224
Non-hedging derivatives		15	21
Other liabilities		–	–
		211	**245**
Total current financial liabilities	**(b)**	**6,849**	**4,686**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	**(c)**	**350**	**43**
Total Financial liabilities (Gross financial debt)	**(a+b+c)**	**38,172**	**37,054**

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015 the Shareholders' Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may subject to adjustments in line with market practice for this type of financial instrument; the number of Telecom Italia S.p.A. issuable for the conversion is 1,082,485,386, subject to adjustments.

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2015		12/31/2014	
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	9,858	8,810	9,924	8,174
GBP	2,543	3,575	2,539	3,260
BRL	5,561	1,602	4,799	1,488
JPY	36	–	19,919	137
EURO		23,835		23,952
Total excluding Discontinued Operations		**37,822**		**37,011**
Discontinued operations		350		43
Total		**38,172**		**37,054**

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	6/30/2015	12/31/2014
Up to 2.5%	5,416	4,904
From 2.5% to 5%	7,530	6,545
From 5% to 7.5%	15,728	16,678
From 7.5% to 10%	5,275	4,491
Over 10%	673	569
Accruals/deferrals, MTM and derivatives	3,200	3,824
Total excluding Discontinued Operations	**37,822**	**37,011**
Discontinued operations	350	43
Total	**38,172**	**37,054**

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	6/30/2015	12/31/2014
Up to 2.5%	8,581	6,238
From 2.5% to 5%	8,926	10,273
From 5% to 7.5%	12,012	12,364
From 7.5% to 10%	3,373	2,715
Over 10%	1,730	1,597
Accruals/deferrals, MTM and derivatives	3,200	3,824
Total excluding Discontinued Operations	**37,822**	**37,011**
Discontinued operations	350	43
Total	**38,172**	**37,054**

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

(millions of euros)	maturing by 6/30 of the year:						
	2016	2017	2018	2019	2020	After 2020	Total
Bonds (*)	4,249	545	2,880	3,288	720	12,354	24,036
Loans and other financial liabilities	914	1,477	129	1,423	1,235	665	5,843
Finance lease liabilities	145	104	113	101	107	1,450	2,020
Total	**5,308**	**2,126**	**3,122**	**4,812**	**2,062**	**14,469**	**31,899**
Current financial liabilities	799						799
Total excluding Discontinued Operations	**6,107**	**2,126**	**3,122**	**4,812**	**2,062**	**14,469**	**32,698**
Discontinued operations	348						348
Total	**6,455**	**2,126**	**3,122**	**4,812**	**2,062**	**14,469**	**33,046**

(*) With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under "Convertible bonds", the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current portion	17,972	22,039
Current portion	4,654	2,635
Total carrying amount	**22,626**	**24,674**
Fair value adjustment and measurements at amortized cost	(590)	(1,060)
Total nominal repayment amount	**22,036**	**23,614**

Convertible bonds consisted of:

- the Mandatory Convertible Bond *Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.*" issued by Telecom Italia Finance S.A. and
- the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022,

and were broken down as follows:

(millions of euros)	6/30/2015	12/31/2014
Non-current portion	3,162	1,401
Current portion	56	10
Total carrying amount	**3,218**	**1,411**
Fair value adjustment and measurements at amortized cost	82	(111)
Total nominal repayment amount (*)	**3,300**	**1,300**

(*) For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The Bond convertible into ordinary shares was accounted for by recognizing:
a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;
an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.
The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 25,336 million euros, up 422 million euros compared to December 31, 2014 (24,914 million euros) as a result of the new issues, repayments and buybacks in the first half of 2015.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/15 (%)	Market value at 6/30/15 (millions of euros)
Bonds issued by Telecom Italia S.p.A.								
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	99.981	120
GBP	500	702.8	5.625%	6/29/05	12/29/15	99.878	101.767	715
Euro	663.3	663.3	5.125%	1/25/11	1/25/16	99.686	102.447	680
Euro	708	708	8.250%	3/19/09	3/21/16	99.740	105.361	746
Euro	400	400	3 month Euribor + 0.79%	6/07/07	6/07/16	100	100.005	400
Euro	625.7	625.7	7.000%	10/20/11	1/20/17	(a) 100.185	109.143	683
Euro	736	736	4.500%	9/20/12	9/20/17	99.693	106.740	786
GBP	750	1,054.3	7.375%	5/26/09	12/15/17	99.608	110.224	1,162
Euro	714.1	714.1	4.750%	5/25/11	5/25/18	99.889	108.346	774
Euro	629	629	6.125%	6/15/12	12/14/18	99.737	114.145	718
Euro	942.4	942.4	5.375%	1/29/04	1/29/19	99.070	111.829	1,054
GBP	850	1,194.8	6.375%	6/24/04	6/24/19	98.850	108.580	1,297
Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	107.079	770
Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	111.447	610
Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	109.454	617
Euro	(b) 196.5	196.5	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	196
Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	113.732	1,005
Euro	(e) 2,000	2,000	1.1250%	3/26/15	3/26/22	100	106.049	2,121
Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	100.628	1,006
GBP	400	562.3	5.875%	5/19/06	5/19/23	99.622	105.706	594
USD	1,500	1,340.6	5.303%	5/30/14	5/30/24	100	100.219	1,344
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	101.569	681
Subtotal		16,974.3						18,079
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.								
Euro	(c) 1,300	1,300	6.125%	11/15/13	11/15/16	100	145.113	1,886
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	130.318	1,323
Subtotal		2,315						3,209
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.								
USD	(d) 765.2	683.9	5.250%	9/28/05	10/01/15	99.370	100.775	689
USD	1,000	893.73	6.999%	6/04/08	6/04/18	100	110.393	987
USD	1,000	893.73	7.175%	6/18/09	6/18/19	100	112.599	1,006
USD	1,000	893.73	6.375%	10/29/03	11/15/33	99.558	102.579	917
USD	1,000	893.73	6.000%	10/6/04	9/30/34	99.081	97.421	871
USD	1,000	893.73	7.200%	7/18/6	7/18/36	99.440	108.097	966
USD	1,000	893.73	7.721%	6/04/08	6/04/38	100	112.746	1,008
Subtotal		6,046.3						6,444
Total		25,335.6						27,732

(a) Weighted average issue price for bonds issued with more than one tranche.
(b) Reserved for employees.
(c) Mandatory Convertible Bond.
(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.
(e) Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015 the Shareholders' Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first half of 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 3/26/2022	Euro	2,000	3/26/2015

On May 20, 2015 the Shareholders' Meeting of Telecom Italia S.p.A. approved the share capital increase reserved to servicing the conversion of the unsecured equity-linked bond.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million JPY 3.550% [1]	JPY	20,000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% [2]	Euro	514	6/15/2015

[1] Early repayment of the AFLAC Private Placement maturing 5/14/2032.
[2] Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

Buybacks

On January 21, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% [1]	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125% [2]	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1 billion euros, maturing September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%

[1] Net of buybacks by the Company of 172 million euros during 2014.

[2] Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A. maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues of Telecom Italia S.p.A. maturing between January 2017 and January 2019, buying back a total nominal amount of 467 million euros.
On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 564 million USD.
Accordingly, at June 30, 2015 the bonds bought back were reclassified under "Current financial liabilities" (for more details see the Note "Events Subsequent to June 30, 2015").

Medium/long-term **amounts due to banks** of 4,859 million euros (4,812 million euros at December 31, 2014) increased by 47 million euros. Short-term amounts due to banks totaled 1,505 million euros, increasing 231 million euros (1,274 million euros at December 31, 2014). Short-term amounts due to banks included 840 million euros for the current portion of medium/long-term amount due to banks. In addition, Telecom Italia Finance S.A. has repos in place expiring September 2015 of 400 million euros of government securities.
As of June 2015, Telecom Italia Finance S.A. has investments in repurchase agreements (“Repo”) on government bonds for a total value of 400 million euros expiring on September 2015
Medium/long-term **other financial payables** amounted to 1,068 million euros (920 million euros at December 31, 2014) and increased by 148 million euros. They included:
– 91 million euros of remaining payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016;
– 250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. of which 150 million euros expiring October 2019 and 100 million euros expiring April 2019;
– 148 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029 and
– 600.6 million USD (equivalent to 537 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by Telecom Italia Group in Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group.

Short-term other financial payables amounted to 264 million euros (353 million euros at December 31, 2014), down 89 million euros. They included 127 million euros of the current portion of the medium/long-term other financial payables, of which 95 million euros relating to the remaining payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term **finance lease liabilities** totaled 1,880 million euros (984 million euros at December 31, 2014) and mainly related to property leases accounted for using the financial method established by IAS 17. The increase, with respect to the end of 2014, mainly consisted of:

- 676 million euros from the renegotiation and/or signing of new contracts of Telecom Italia S.p.A. that resulted in the change of classification from operating leases to financial leases, and the remeasurement of liabilities already considered as financial leases, following the contractual amendments made, and
- 301 million euros for the partial sale and lease back of the telecommunications towers in Brazil. Short-term finance lease liabilities amounted to 159 million euros (169 million euros at December 31, 2014).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,549 million euros (2,058 million euros at December 31, 2014). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 196 million euros (224 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 483 million euros (111 million euros at December 31, 2014) and consisted of 472 million euros for the value of the option embedded in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). At June 30, 2015 the measurement of the embedded option resulted in the recognition in the income statement of an expense of 360 million euros (expense of 227 million euros at June 30, 2014).

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 15 million euros (21 million euros at December 31, 2014). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

"COVENANTS" AND "NEGATIVE PLEDGES" EXISTING AT JUNE 30, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With regard to the loans taken out by Telecom Italia S.p.A. ("Telecom Italia") with the European Investment Bank ("EIB"), at June 30, 2015, the nominal amount of outstanding loans amounted to 2,400 million euros, of which 600 million euros at direct risk and 1,800 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros need to apply the following covenant:

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by banks or entities approved by the EIB for a nominal amount of 1,800 million euros and the loan of 300 million euros, signed on July 30, 2014 (direct risk), must apply the following covenants:
"Inclusion clause", covering a total of 1.15 billion euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts that are not present in or are stricter than those granted to the EIB, the EIB will have the right to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;
"Network Event", covering a total of 850 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.
The loan agreements contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.
In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2015:

(billions of euros)	6/30/2015		12/31/2014	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	**7.0**	**-**	**7.0**	**-**

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.
Telecom Italia also has access to:

- a bilateral term loan from Banca Regionale Europea expiring August 3, 2016, for 100 million euros, drawn down for the full amount;
- a bilateral term loan from Cassa Depositi e Prestiti expiring October 21, 2019, for 150 million euros, drawn down for the full amount;
- a bilateral term loan from Mediobanca expiring November 10, 2019, for 200 million euros, drawn down for the full amount.

In addition, on April 10, 2015, a bilateral term loan was signed with Cassa Depositi e Prestiti for an amount of 100 million euros with a 4-year expiry, drawn down for the full amount.

TELECOM ITALIA RATING AT JUNE 30, 2015

At June 30, 2015, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

NOTE 13
NET FINANCIAL DEBT

The following table shows the net financial debt at June 30, 2015 and December 31, 2014, calculated in accordance with the criteria indicated in the "Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses", issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.
For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.
This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)		6/30/2015	12/31/2014
Non-current financial liabilities		**30,973**	**32,325**
Current financial liabilities		**6,849**	**4,686**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		**350**	**43**
Total Gross financial debt	**(a)**	**38,172**	**37,054**
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(85)	(92)
Non-current hedging derivatives		(2,532)	(2,163)
	(b)	**(2,617)**	**(2,255)**
Current financial assets			
Securities other than investments		(1,622)	(1,300)
Financial receivables and other current financial assets		(353)	(311)
Cash and cash equivalents		(4,752)	(4,812)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(294)	(165)
	(c)	**(7,021)**	**(6,588)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	**28,534**	**28,211**
Non-current financial assets (°)			
Securities other than investments		(4)	(6)
Other financial receivables and other non-current financial assets		(172)	(184)
	(e)	**(176)**	**(190)**
Net financial debt(*)	**(f=d+e)**	**28,358**	**28,021**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	**(g)**	(1,366)	(1,370)
Adjusted net financial debt	**(f+g)**	**26,992**	**26,651**

(°) At June 30, 2015 and at December 31, 2014, "Non-current financial assets" (b+e) amounted to 2,793 million euros and 2,445 million euros, respectively.
(*) For details of the effects of related party transactions on net financial debt, see the specific table in the Note "Related party transactions".

NOTE 14
FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF THE TELECOM ITALIA GROUP

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

- market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
- credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with regard to the liquidity investments of the Group;
- liquidity risk: connected with the need to meet short-term financial commitments.
-

These financial risks are managed by:

- the establishment, at central level, of guidelines for directing operations;
- the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;
- the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;
- the monitoring of the results achieved;
- the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

IDENTIFICATION OF RISKS AND ANALYSIS

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates, or has bond issues, principally Europe, the United States, Great Britain and Latin America.
The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.
The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group's operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%–75% for the fixed-rate component and 25%–35% for the variable-rate component.
In managing market risk, the Group has adopted Guidelines on "Management and control of financial risk" and mainly uses the following financial derivatives:

- Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;
- Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in US dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparties with at least a "BBB-" rating from Standard & Poor's or an equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

- sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the half-year condensed consolidated financial statements at June 30, 2015;
- the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;
- in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;
- the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;
- the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Price risk – Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued in November 2013 by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.") is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at June 30, 2015, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increased by 10%, the value of the embedded option would suffer a negative change of 177 million euros, whereas for a decrease of 10%, the change would be positive by 170 million euros.

Exchange rate risk – Sensitivity analysis

At June 30, 2015 (as was the case at December 31, 2014), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements of each subsidiary was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group's derivatives. In particular:

- with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

- if at June 30, 2015 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement for 37 million euros (57 million euros at December 31, 2014).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

(millions of euros)	6/30/2015			12/31/2014		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	20,409	4,927	25,336	18,437	6,477	24,914
Loans and other financial liabilities	3,526	4,337	7,863	3,276	4,553	7,829
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	**23,935**	**9,264**	**33,199**	**21,713**	**11,030**	**32,743**
Total current financial liabilities (*)	**424**	**375**	**799**	**39**	**415**	**454**
Total excluding Discontinued Operations	**24,359**	**9,639**	**33,998**	**21,752**	**11,445**	**33,197**
Discontinued operations	348	–	348	42	-	42
Total	**24,707**	**9,639**	**34,346**	**21,794**	**11,445**	**33,239**

(*) At June 30, 2015, variable-rate current liabilities included 112 million euros of payables to other lenders for installments paid in advance which are classified in this line item even though they are not correlated to a definite rate parameter (179 million euros at December 31, 2014).

Total Financial assets (at the nominal investment amount)

(millions of euros)	6/30/2015			12/31/2014		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	–	3,363	3,363	–	3,225	3,225
Securities	1,237	1,769	3,006	884	1,988	2,872
Other receivables	1,278	601	1,879	831	444	1,275
Total excluding Discontinued Operations	**2,515**	**5,733**	**8,248**	**1,715**	**5,657**	**7,372**
Discontinued operations	108	185	293	51	113	164
Total	**2,623**	**5,918**	**8,541**	**1,766**	**5,770**	**7,536**

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

(millions of euros)	6/30/2015		12/31/2014	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	24,973	5.70	24,742	5.89
Loans and other financial liabilities	9,649	4.09	8,823	3.86
Total (*)	**34,622**	**5.26**	**33,565**	**5.36**

(*) Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Total Financial assets

(millions of euros)	06/30/2015		12/31/2014	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	3,363	0.15	3,225	0.22
Securities	3,006	6.85	2,872	7.08
Other receivables	176	6.22	193	7.19
Total (*)	**6,545**	**3.39**	**6,290**	**3.56**

(*) Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.
As for market risk management using derivatives, reference should be made to the Note "Derivatives".

CREDIT RISK

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.
The Telecom Italia Group's maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a "non-recourse" basis.
Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note "Trade and miscellaneous receivables and other current assets".

For the credit risk relating to the asset components which contribute to the determination of "Net financial debt", it should be noted that the management of the Group's liquidity is guided by conservative criteria and is principally based on the following:

- money market management: the investment of temporary excess cash resources;
- bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparties. Moreover,

deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on "Management and control of financial risk".
In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

LIQUIDITY RISK

The Group pursues the objective of achieving an "adequate level of financial flexibility" which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.
Over 19% of the gross financial debt at June 30, 2015 (nominal repayment amount) will become due in the next 12 months.
Current financial assets at June 30, 2015, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.
The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at June 30, 2015. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Financial liabilities – Maturities of contractually expected disbursements

(millions of euros)		maturing by 6/30 of the year: 2016	2017	2018	2019	2020	After 2020	Total
Bonds [*]	Principal	4,249	545	2,880	3,288	720	12,354	24,036
	Interest portion	1,349	1,180	1,063	866	645	6,785	11,888
Loans and other financial liabilities	Principal	914	1,477	129	1,423	1,235	665	5,843
	Interest portion	54	183	(73)	(32)	33	(908)	(743)
Finance lease liabilities	Principal	145	104	113	101	107	1,450	2,020
	Interest portion	176	173	168	163	158	1,856	2,694
Non-current financial liabilities [**]	**Principal**	**5,308**	**2,126**	**3,122**	**4,812**	**2,062**	**14,469**	**31,899**
	Interest portion	**1,579**	**1,536**	**1,158**	**997**	**836**	**7,733**	**13,839**
Current financial liabilities	**Principal**	**799**	**–**	**–**	**–**	**–**	**–**	**799**
	Interest portion	**7**	**–**	**–**	**–**	**–**	**–**	**7**
Total Financial liabilities	**Principal**	**6,107**	**2,126**	**3,122**	**4,812**	**2,062**	**14,469**	**32,698**
	Interest portion	**1,586**	**1,536**	**1,158**	**997**	**836**	**7,733**	**13,846**

(*) For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the *cash settlement* repayment of the principal.
(**) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

(millions of euros)	maturing by 6/30 of the year: 2015	2016	2017	2018	2019	After 2019	Total
Disbursements	576	513	489	420	308	3,369	5,675
Receipts	(761)	(702)	(698)	(545)	(400)	(4,490)	(7,596)
Hedging derivatives – net (receipts) disbursements	**(185)**	**(189)**	**(209)**	**(125)**	**(92)**	**(1,121)**	**(1,921)**
Disbursements	93	376	96	50	149	42	806
Receipts	(26)	(127)	(34)	(14)	(43)	(20)	(264)
Non-Hedging derivatives – net (receipts) disbursements	**67**	**249**	**62**	**36**	**106**	**22**	**542**
Total net receipts (disbursements)	**(118)**	**60**	**(147)**	**(89)**	**14**	**(1,099)**	**(1,379)**

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.
The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.
The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.
The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.
The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

NOTE 15
DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.
Derivative financial instruments in place at June 30, 2015 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.
IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.
The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables present the derivative financial instruments of the Telecom Italia Group at June 30, 2015 and at December 31, 2014, by type:

Type (millions of euros)	**Hedged risk**	**Notional amount at 6/30/2015**	**Notional amount at 12/31/2014**	**Spot(*) Mark-to-Market (Clean Price) at 06/30/2015**	**Spot(*) Mark-to-Market (Clean Price) at 12/31/2014**
Interest rate swaps	Interest rate risk	2,801	4,800	13	159
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	1,472	1,644	325	169
Total Fair Value Hedge Derivatives (**)		**4,273**	**6,444**	**338**	**328**
Interest rate swaps	Interest rate risk	520	520	(20)	(31)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,654	9,654	645	(516)
Commodity Swap and Options	Commodity risk (energy)	-	-	-	-
Forward and FX Options(***)	Currency exchange rate risk	455	-	-	-
Total Cash Flow Hedge Derivatives (**)		**10,629**	**10,174**	**625**	**(547)**
Total Non-Hedge Accounting Derivatives		**2,632**	**2,122**	**(309)**	**45**
Total Telecom Italia Group Derivatives		**17,534**	**18,740**	**654**	**(174)**

(*) Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
(**) On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.
(***) The notional amount of the FX options is reflected in both the CFH section and the NH section because only the intrinsic value portion is documented in the hedge accounting, whereas the time value is treated as a NH derivative.

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedging of cash flows by derivatives designated as cash flow hedges was considered highly effective and at June 30, 2015 led to:

- recognition in equity of unrealized gains of 356 million euros;

- reversal from equity to the income statement of net income from exchange rate adjustments of 744 million euros.

Furthermore, at June 30, 2015, the total loss of the hedging instruments still recognized in equity amounted to approximately zero due to the effect of transactions early terminated over the years. The positive impact reversed to the income statement during first half of 2015 is approximately zero.

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	**Notional amount in currency of denomination** (millions)	**Start of period**	**End of period**	**Rate applied**	**Interest period**
Euro	120	Jul-15	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jul-15	Dec-15	5.625%	Annually
GBP	850	Jul-15	Jun-19	6.375%	Annually
GBP	400	Jul-15	May-23	5.875%	Annually
USD	186	Jul-15	Oct-29	5.45%	Semiannually
USD	1,000	Jul-15	Nov-33	6.375%	Semiannually
USD	1,000	Jul-15	July-36	7.20%	Semiannually
USD	1,000	Jul-15	Jun-18	6.999%	Semiannually
USD	1,000	Jul-15	Jun-38	7.721%	Semiannually
Euro	400	Jul-15	Jun-16	3 month Euribor + 0.79%	Quarterly
GBP	750	Jul-15	Dec-17	3.72755%	Annually
USD	1,000	Jul-15	Jun-19	7.175%	Semiannually
USD	1,000	Jul-15	Sept-34	6%	Semiannually
USD	1,500	Jul-15	May-24	5.303%	Semiannually
USD	186	Jul-15	Oct-29	0.75%	Semiannually
USD	186	Jul-15	Oct-17	1.00%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during the first half of 2015 was positive by 16 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

NOTE 16
SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

- Level 1: quoted prices in active market;
- Level 2: prices calculated using observable market inputs;
- Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at June 30, 2015 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Fair value hierarchy level for each class of financial asset/liability at 6/30/2015

(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 6/30/2015	Hierarchy Levels		
					Level 1(*)	Level 2(*)	Level 3(*)
ASSETS							
Non-current assets							
Other investments		AfS		48	3	19	
Securities, financial receivables and other non-current financial assets							
of which securities		AfS	8)	4	4		
of which hedging derivatives		HD	8)	2,532		2,532	
of which non-hedging derivatives		FAHfT	8)	137		137	
	(a)			**2,721**	**7**	**2,688**	**-**
Current assets							
Securities							
of which available-for-sale financial assets		AfS	8)	1,622	1,622		
Financial receivables and other current financial assets							
of which hedging derivatives		HD	8)	253		253	
of which non-hedging derivatives		FAHfT	8)	41		41	
	(b)			**1,916**	**1,622**	**294**	**-**
Total	**(a+b)**			**4,637**	**1,629**	**2,982**	**-**
LIABILITIES							
Non-current liabilities							
of which hedging derivatives		HD	12)	1,549		1,549	
of which non-hedging derivatives		FLHfT	12)	483		483	
	(c)			**2,032**	**-**	**2,032**	**-**
Current liabilities							
of which hedging derivatives		HD	12)	196		196	
of which non-hedging derivatives		FLHfT	12)	15		15	
	(d)			**211**	**-**	**211**	**-**
Total	**(c+d)**			**2,243**	**-**	**2,243**	**-**

(*) Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

NOTE 17
EMPLOYEE BENEFITS

Employee benefits decreased by 28 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)		12/31/2014	Increases/ Present value	Decrease	Exchange differences and other changes	6/30/2015
Provision for employee severance indemnities	**(a)**	**1,031**	**(46)**	**(9)**	**2**	**978**
Provision for pension plans		25	1	(1)	-	25
Provision for termination benefit incentives		5	29	(4)	-	30
Total other provisions for employee benefits	**(b)**	**30**	**30**	**(5)**	**-**	**55**
Total	**(a+b)**	**1,061**	**(16)**	**(14)**	**2**	**1,033**
of which:						
non-current portion		**1,056**				**1,020**
current portion (*)		**5**				**13**

(*) The current portion refers only to Other provisions for employee benefits.

The **Provision for employee severance indemnities** only refers to Italian companies and decreased overall by 53 million euros. The reduction of 9 million euros under "Decreases" refers to indemnities paid during the period to employees who terminated employment or for advances. The decrease of 46 million euros in the column "Increases/Present value" includes the following:

(millions of euros)	1st Half 2015	1st Half 2014
Current service cost (*)	-	-
Finance expenses	10	18
Net actuarial (gains) losses for the period	(56)	129
Total	**(46)**	**147**
Effective return on plan assets	there are no assets servicing the plan	

(*) Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under "Employee benefits expenses", in "Social security expenses", and not as "Employee severance indemnities expenses". The latter account will continue to be used only for the severance indemnity expenses of companies with less than 50 employees.

The net actuarial gains recognized at June 30, 2015, totaling 56 million euros (net actuarial losses of 129 million euros in the first half of 2014), are essentially the result of the change in the discount rate, which increased to 2.35% from 1.89% used at December 31, 2014, whereas the inflation rate differentiated over the individual years remained unchanged.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives increased in total by 25 million euros. The increase of 29 million euros included 6 million euros for the provision made by Olivetti S.p.A. following the approval of the restructuring plan and 23 million euros by the Parent, which signed an agreement with the union representatives of the Executive personnel on June 19, 2015 for the application of Article 4, paragraphs 1-7ter, of Italian Law 92 of June 28, 2012 (the "Fornero" law). This agreement provides the option to access the consensual termination of the employment relationship for workers who acquire the minimum requirements for retirement or early retirement over the four-year period following the termination, with payment by the company of a benefit of an amount equal to the pension treatment that would be due to the workers under the current regulations, and payment of the contribution to INPS (Italian national institute for social security) until the minimum requirements for retirement to have been achieved. The provision, which was determined on the basis of the current social security and pension regulations, involves around 60 executives who expressed interest in this option, following their selection by the Company. The agreement is valid up to December 31, 2018, and involves a maximum number of 150 executives.

NOTE 18
PROVISIONS

Provisions increased by 227 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)	12/31/2014	Increase	Taken to income	Used directly	Exchange differences and other changes	6/30/2015
Provision for taxation and tax risks	**126**	3	–	(1)	(1)	**127**
Provision for restoration costs	**447**	16	(46)	(2)	(73)	**342**
Provision for legal disputes	**155**	409	–	(61)	105	**608**
Provision for commercial risks	**131**	3	(2)	(2)	(109)	**21**
Provision for risks and charges on investments and corporate-related transactions	**70**	–	–	(1)	–	**69**
Other provisions	**38**	15	(24)	(2)	–	**27**
Total	**967**	**446**	**(72)**	**(69)**	**(78)**	**1,194**
of which:						
non-current portion	720					**608**
current portion	247					**586**

Provision for taxation and tax risks was essentially unchanged compared to 2014. The figure at June 30, 2015 mainly refers to companies in the Domestic Business Unit (63 million euros) and companies in the Brazil Business Unit (60 million euros).

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets – in particular: batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (314 million euros) and to the Brazil Business Unit (28 million euros).
The amount taken to income of 46 million euros relates entirely to the Brazil business unit and is the result of the already described sale of the first tranche of telecommunications towers, which resulted in the lapse of this obligation; this amount is one of the components of the gain realized from this transaction.
The item "Exchange differences and other changes" includes the effect of the change in the useful life of the passive infrastructure of the mobile telephone Base Transceiver Stations (BTSs) located in Italy and the consequent lengthening of the discounting period, as a result of which the provisions was reduced by a total of 57 million euros.
This change was recognized as follows:

- 30 million euros as a reduction in the gross carrying amount of the assets it relates to;
- the remaining 27 million euros as a reduction in the depreciation expense for the first half of 2015.

Provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.
The figure at June 30, 2015 includes 548 million euros essentially for the Domestic Business Unit and 59 million euros for the Brazil Business Unit. It includes a reclassification from the provision for commercial risks of 109 million euros made by Telecom Italia S.p.A. in order to provide a better representation of the associated risks.

The **provision for commercial risks** decreased by 110 million euros compared to the end of December 2014 mainly due to the above-mentioned reclassification.

The **provision for risks and charges on investments and corporate-related transactions** is substantially unchanged compared to the end of 2014.

Other provisions shows a net decrease of 11 million euros essentially attributable to the Parent.

NOTE 19
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by 315 million euros compared to December 31, 2014 and were broken down as follows:

(millions of euros)		6/30/2015	12/31/2014
Payables on construction work	**(a)**	**34**	**35**
Trade payables			
Payables to suppliers		3,708	4,622
Payables to other telecommunication operators		434	419
	(b)	**4,142**	**5,041**
Tax payables	**(c)**	**662**	**458**
Miscellaneous payables and other current liabilities			
Payables for employee compensation		462	336
Payables to social security agencies		130	180
Trade and miscellaneous deferred income		829	791
Advances received		31	40
Customer-related items		813	847
Payables for TLC operating fee		15	20
Dividends approved, but not yet paid to shareholders		21	59
Other current liabilities		323	317
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		13	5
Provisions for risks and charges for the current portion expected to be settled within 1 year		586	247
	(d)	**3,223**	**2,842**
Total	**(a+b+c+d)**	**8,061**	**8,376**

Trade payables amounting to 4,142 million euros (5,041 million euros at December 31, 2014), mainly refer to Telecom Italia S.p.A. (2,212 million euros) and to companies belonging to the Brazil Business Unit (1,419 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. and relate to the VAT payable (404 million euros), the payable for the government concession tax of Telecom Italia S.p.A. (35 million euros) and the withholding tax payables to the tax authorities of Telecom Italia S.p.A. as withholding agent (37 million euros). They also included other tax payables of the Brazil Business Unit of 161 million euros.
Within miscellaneous payables and other current liabilities it is noted in particular that:

- trade and miscellaneous deferred income mainly relates to the deferral of fees for the activation of telephone services, as well as the deferral of subscription, traffic and interconnection charges of the Parent Telecom Italia;
- customer-related items largely consist of advances received from the Parent Telecom Italia from its fixed-line telephone customers for deposits made for telephone calls and advance debit subscription charges;
- other current liabilities mainly relate to debt positions of the Parent Telecom Italia for leases, reimbursements to customers, contributions to the government and penalties.

.

NOTE 20
CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of 30 June 2015, as well as those that came to an end during the period.
The Telecom Italia Group has posted liabilities totaling 512 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2014 Annual Report:
- Telecom Italia Sparkle – relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor's Office of Rome.
- International tax and regulatory disputes.
- Irregularities concerning transactions for the leasing/rental of assets.
- Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair.

Investigation by the Public Prosecutor's Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal for trial formulated by the Public Prosecutor and awaiting scheduling of the preliminary hearing, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia. The alleged offences relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance. Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011.
The Preliminary Investigation Judge dismissed a separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, has been charged as part of the main criminal proceedings.

Formal Notice of Assessments against Telecom Italia International N.V.

In June 2014, at the end of a tax investigation which lasted over a year, the Milan Guardia di Finanza served Telecom Italia International N.V., a subsidiary company with offices in the Netherlands, with a formal notice of assessments relative to the tax periods from 2005 to 2012, with which it formalized findings on the alleged tax residence in Italy of the aforementioned subsidiary company, due to considerations essentially linked to the presumed actual administration office in Italy.
The total amount of the assessment for these tax periods, comprising potential tax expense (corporate income tax - IRES; regional business tax - IRAP), fines and interest totalled approximately 350 million euros at that time.
Later, and specifically, last December, based on the aforementioned verbal process, the Milan office of the l'Agenzia delle Entrate (Italian Revenue Agency) served separate notices of assessments for IRES

and IRAP on the Dutch company for the tax years 2005, 2006 and 2007, which amounted to a total of approximately 148 million in tax, plus fines and interest.
The Company believes that this claim is unfounded, also based on opinions provided by authoritative professional advisors.
However, with the intention of avoiding a dispute that is likely to be lengthy and uncertain, the whole claim for the years 2005 to 2012 was settled on 9 July last, by recourse to tools to "deflate" the dispute, using the means available in law. The agreement involved the payment of a total of 30 million euros for taxes, fines and interest, on July, 17 2015.



It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

For the disputes listed below, no significant facts have emerged for those listed below with respect to what was published in the 2014 Annual Report:

- Antitrust Case I757,
- FASTWEB,
- WIND,
- EUTELIA and VOICEPLUS,
- TELEUNIT,
- Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì,
- POSTE,
- Brazil - Docas/JVCO Arbitration,
- Brazil – Opportunity Arbitration.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, Italian Competition Authority AGCM imposed on May 10, 2013 two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.
Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.
In May 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision to the Consiglio di Stato (Italian Council of State).

On May 15, 2015, with the judgement no. 2497/2015, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by Telecom Italia and confirmed in its entirety the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.
In a decision notified on July 17, 2015, AGCM started proceedings for non-compliance against Telecom Italia, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 10, 2013.
If non-compliance with the notice requiring the company to refrain from these behaviours, article 1582 of Law no. 287/90 provides for the application of a minimum administrative fine of no less than double the original fine imposed, and a maximum limit of 10% of the turnover of the firm.
Telecom Italia requested access to the case files, in order to have full knowledge of the alleged breaches reported, and postponement of the 30 day deadline for submission of its own responses; AGCM granted the extension. As for the requested access to the official documents, partial access, to the documents generated by AGCM itself only, was granted on July 23, 2015.
The period set for the conclusion of the non-compliance case is 180 days from service of the notice, which is by January 13, 2016, unless extended.

Antitrust Case I761

With a ruling issued on July 10, 2013, the Italian Competition Authority (AGCM) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.
The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.
Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the AGCM does not have competence in this matter.
On July 7, 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the AGCM has also extended the deadline for closing the proceedings from the original date of July 31, 2014 to July 31, 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio sustaining that the Italian Competition Authority does not have competence in this matter.
In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of December 19, 2014 the AGCM considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.
On March 25 last, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On July 21, 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of AGCM expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between Telecom and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to proceed to supply, in unbundled form, the ancillary technical services. The resolution to postpone the date by which the proceedings must be concluded from July 31, 2015 to December 31, 2015 was also communicated on the same date.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.
In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged ("margin squeezing") and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).
Telecom Italia filed an appearance on May 28, 2015, challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgement in question has been suspended, while awaiting the judgement of the Court of Cassation on the Company's appeal against the order with which the Court rejected the Company's argument that it did not have territorial competence.

With a writ of summons before the Milan Court, Vodafone has advanced further claims for compensation from Telecom Italia, based on the same AGCM case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.
The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of Telecom Italia continued. The first hearing is scheduled for October next.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The counterparty, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to claim damages up to the month of May 2015, updating the total to 662.9 million euros.

TISCALI

With a writ issued before the Milan Court, served in January 2015, Tiscali has claimed damages of 285 million euros for alleged abusive behaviours of Telecom Italia in the years 2009-2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali's claim is based on the content of the known AGCM case A428. This dispute was settled in June 2015.

Elinet S.p.A. bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel s.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel Group (alternative operator in which Telecom Italia has never had any type of interest), allegedly enacted by playing the card of trade receivables management. Telecom Italia filed an appearance, challenging the claims of the other party.

Dispute relative to "Adjustments on license fees" for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company's appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. Telecom Italia lodged an appeal.
With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. Telecom Italia has appealed before the Council of State also against these judgements.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligation for the period 1999/2003, in which the administrative judge granted the appeals by Vodafone against AGCom decisions 106-109/11/CONS on the re-notation of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of "replaceability" between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.
The company is considering what, if any, action is to be taken.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor's Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies "Ing. C. Olivetti S.p.A." (now Telecom Italia S.p.A.), "Olivetti Controllo Numerico S.p.A", "Olivetti Peripheral Equipment S.p.A.", "Sixtel S.p.A." and "Olteco S.p.A" and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).
On December 19, 2014 the Ivrea Public Prosecutor's Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, the Judge for the Preliminary Hearing granted all the applications to be joined as civil parties, and ordered that Telecom Italia be summonsed for civil liability.

Brazil - JVCO Dispute

In the month of September 2013, the Company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.
In February 2014 the statements of rejoinder were filed, objecting to the lack of jurisdiction of the court addressed, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO's claim. The latter appealed the judgement before a judge of the first instance, motion which was refused by the judge in September 2014
In November 2014, JVCO appealed against the judgement of the court of first instance. On December, 10 2014 Telecom Italia, Telecom Italia International e Tim Participações filed both their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.
In June 2015, JVCO withdrew its appeal and as a result the judge closed the case.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2014 Annual Report:

- TELETU,
- CONSOB audit,
- Telecom Argentina.

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.
The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.
During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.
At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the

definition of their position with alternative procedures, on the grounds that “the examination hearing is necessary”. Currently the proceedings are in the phase of evidence hearings before the Court sitting as a judicial panel. The Public Prosecutor added to the original charges further charges of counterfeiting and handling of stolen goods, referring to other identity documents.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.
The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. On March, 18 2015 the Rome Court issued its judgement in the first instance, declaring the Company's application inadmissible. Telecom Italia has filed an appeal against this decision.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 10 million euros.
The guarantees provided by third parties to Group companies, amounting to 5,965 million euros, consisted of guarantees for loans received (2,598 million euros) and of performance under outstanding contracts (3,367 million euros).
The guarantees provided by third parties for Telecom Italia S.p.A. obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 274 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).
In March 2014, the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as a jointly obliged party with Telecom Italia, following the judgment from the Consiglio di Stato – which suspended the effects, on appeal by Fastweb, of the ruling of the Lazio Administrative Court that had declared the invalidity of the "Master Agreement" for the supply of all the electronic communication services – ordering the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the Agreement. This guarantee covers the potential payment of the amounts that the Consiglio di Stato could award to Fastweb in the appeal proceedings.
The Interior Ministry and Telecom Italia are obliged, jointly, to provide the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will

exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Details of the main guarantees received for EIB financing at June 30, 2015 are as follows:

Issuer

	Amount (millions of euros)[(1)]
BBVA - Banco Bilbao Vizcaya Argentaria	373
Intesa Sanpaolo	376
SACE	368
Bank of Tokyo - Mitsubishi UFJ	273
Barclays Bank	180
Cassa Depositi e Prestiti	158
Sumitomo	109
Ing	105
Natixis	92
Commerzbank	57
Banco Santander	52
Citibank	27

(1) Relative to loans issued by the EIB for the Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, and Telecom Italia Digital Divide Projects.

There are also surety bonds on the telecommunication services in Brazil for 1,267 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,100 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

NOTE 21
FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income increased by 714 million euros, compared to the first half of 2014, and is broken down as follows:

(millions of euros)		1st Half 2015	1st Half 2014
Interest income and other finance income:			
Income from financial receivables, recorded in Non-current assets		–	–
Income from securities other than investments, recorded in Non-current assets		1	–
Income from securities other than investments, recorded in Current assets		14	16
Income other than the above:			
Interest income		97	101
Exchange gains		691	126
Income from fair value hedge derivatives		58	67
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		370	287
Income from non-hedging derivatives		7	16
Miscellaneous finance income		84	27
	(a)	**1,322**	**640**
Positive fair value adjustments to:			
Fair value hedge derivatives		149	170
Underlying financial assets and liabilities of fair value hedge derivatives		38	9
Non-hedging derivatives		70	46
	(b)	**257**	**225**
Reversal of impairment loss on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**1,579**	**865**

Finance expenses

Finance expenses increased by 952 million euros, compared to the first half of 2014, and is broken down as follows:

(millions of euros)		1st Half 2015	1st Half 2014
Interest expenses and other finance expenses:			
Interest expenses and other costs relating to bonds		939	739
Interest expenses to banks		71	116
Interest expenses to others		122	93
		1,132	**948**
Commissions		68	75
Exchange losses		706	82
Charges from fair value hedge derivatives		8	20
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		299	318
Charges from non-hedging derivatives		43	38
Miscellaneous finance expenses		174	124
	(a)	**2,430**	**1,605**
Negative fair value adjustments to:			
Fair value hedge derivatives		40	19
Underlying financial assets and liabilities of fair value hedge derivatives		156	174
Non-hedging derivatives		437	313
	(b)	**633**	**506**
Impairment losses on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**3,063**	**2,111**

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		1st Half 2015	1st Half 2014
Exchange gains		691	126
Exchange losses		(706)	(82)
Net exchange gains and losses		**(15)**	**44**
Income from fair value hedge derivatives		58	67
Charges from fair value hedge derivatives		(8)	(20)
Net result from fair value hedge derivatives	**(a)**	**50**	**47**
Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		370	287
Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(299)	(318)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	**(b)**	**71**	**(31)**
Income from non-hedging derivatives		7	16
Charges from non-hedging derivatives		(43)	(38)
Net result from non-hedging derivatives	**(c)**	**(36)**	**(22)**
Net result from derivatives	**(a+b+c)**	**85**	**(6)**
Positive fair value adjustments to fair value hedge derivatives		149	170
Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(156)	(174)
Net fair value adjustments	**(d)**	**(7)**	**(4)**
Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		38	9
Negative fair value adjustments to fair value hedge derivatives		(40)	(19)
Net fair value adjustments	**(e)**	**(2)**	**(10)**
Net fair value adjustments to fair value hedge derivatives and underlyings	**(d+e)**	**(9)**	**(14)**
Positive fair value to non-hedging derivatives	(f)	70	46
Negative fair value adjustments to non-hedging derivatives	(g)	(437)	(313)
Net fair value adjustments to non-hedging derivatives	**(f+g)**	**(367)**	**(267)**

NOTE 22
PROFIT (LOSS) FOR THE PERIOD

Profit for the period decreased 393 million euros compared to first half of 2014 and may be broken down as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Profit (loss) for the period	**439**	**832**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	(19)	495
Profit (loss) from Discontinued operations/Non-current assets held for sale	48	48
Profit (loss) for the period attributable to owners of the Parent	**29**	**543**
Non-controlling interests:		
Profit (loss) from continuing operations	128	77
Profit (loss) from Discontinued operations/Non-current assets held for sale	282	212
Profit (loss) for the period attributable to non-controlling interests	**410**	**289**

NOTE 23
EARNINGS PER SHARE

		1st Half 2015	1st Half 2014
Basic and diluted earnings per share			
Net profit (loss) for the period attributable to owners of the Parent		29	543
Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)		(29)	(66)
	(millions of euros)	–	477
Average number of ordinary and savings shares	(millions)	20,913	20,851
Basic and diluted earnings per share – Ordinary shares	(euros)	0.00	0.02
Plus: additional dividends per savings share		0.00	0.01
Basic and diluted earnings per share – Savings shares	(euros)	0.00	0.03
Basic and diluted earnings per share from continuing operations			
Profit (loss) from continuing operations attributable to Owners of the Parent		(19)	495
Less: additional dividends for the savings shares		–	(66)
	(millions of euros)	(19)	429
Average number of ordinary and savings shares	(millions)	20,913	20,851
Basic and diluted earnings per share from continuing operations — Ordinary shares	(euros)	0.00	0.02
Plus: additional dividends per savings share		0.00	0.01
Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	0.00	0.03
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale			
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	330	260
Average number of ordinary and savings shares	(millions)	20,913	20,851
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares	(euros)	0.02	0.01
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares	(euros)	0.02	0.01

	1st Half 2015	1st Half 2014
Average number of ordinary shares (*)	14,887,325,076	14,825,346,775
Average number of savings shares	6,026,120,661	6,026,120,661
Total	**20,913,445,737**	**20,851,467,436**

(*) The average number of ordinary shares includes shares issuable following the conversion of the mandatory convertible bond and, for the purposes of the calculation of the diluted earnings per share, the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been.

Future potential changes in share capital

The table below shows future potential changes in share capital, based on the issuance by Telecom Italia S.p.A. in March 2015 of the Convertible bond “Unsecured equity linked”, the issuance by Telecom Italia Finance S.A. in November 2013 of the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", on the authorizations to increase the share capital in place at June 30, 2015, and on the options and rights granted under equity compensation plans, still outstanding at June 30, 2015.

	Number of maximum shares issuable	**Share capital** (thousands of euros)(*)	**Paid-in capital** (thousands of euros)	**Subscription price per share** (euros)
Additional capital increases not yet approved (ordinary shares)				
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94
Deferred MBO 2015(**)	46,363,635	25,500		
Total additional capital increases not yet approved (ordinary shares)		**133,300**		
Capital increases already approved (ordinary shares)				
2014 Broad-Based Employee Share Ownership Plan (free capital increase)	17,970,642	9,884		
Total capital increases already approved (ordinary shares)		**9,884**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	159,250	n.a.	n.a.
2015 Convertible Bond (ordinary shares)(***)	1,082,485,386	2,000,000	n.a.	n.a.
Convertible bonds		**3,459,250**		
Total		**3,602,434**		

(*) Amounts stated for capital increases connected with equity compensation plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive, where applicable, of any premiums.

(**) In view of the recent cost cutting measures also involving executive staff of the company, the Board of Directors of Telecom Italia S.p.A. in the meeting of August 6, 2015, resolved not to implement the deferred 2015 MBO.

(***) The number of shares potentially issuable shown may be subject to adjustments

Further information is provided in the Notes "Financial liabilities (non-current and current)" and "Equity compensation plans".

NOTE 24
SEGMENT REPORTING

A) REPORTING BY OPERATING SEGMENT

Segment reporting is based on the following operating segments:

- Domestic
- Brazil
- Media
- Other Operations

Following the approval of the restructuring plan for the Olivetti group, on May 11, 2015, in the first half of 2015 the business lines for which the plan provides for a process that will lead to their divestment, including through disposals or sales, have been included under Other operations.

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014
Third-party revenues	7,354	7,513	2,686	3,007	42	31	15	–	–	–	10,097	10,551
Intragroup revenues	21	18	2	2	–	–	–	–	(23)	(20)	–	–
Revenues by operating segment	**7,375**	**7,531**	**2,688**	**3,009**	**42**	**31**	**15**	**–**	**(23)**	**(20)**	**10,097**	**10,551**
Other income	111	176	11	7	8	1	1	–	–	(1)	131	183
Total operating revenues and other income	**7,486**	**7,707**	**2,699**	**3,016**	**50**	**32**	**16**	**–**	**(23)**	**(21)**	**10,228**	**10,734**
Acquisition of goods and services	(2,838)	(2,790)	(1,516)	(1,764)	(21)	(15)	(18)	(3)	19	15	(4,374)	(4,557)
Employee benefits expenses	(1,494)	(1,414)	(195)	(177)	(3)	(4)	(13)	(1)	–	–	(1,705)	(1,596)
of which: accruals to employee severance indemnities	–	–	–	–	–	–	–	–	–	–	–	–
Other operating expenses	(608)	(257)	(272)	(300)	(6)	(2)	(2)	(1)	–	1	(888)	(559)
of which: write-downs and expenses in connection with credit management and provision charges	(481)	(143)	(77)	(81)	(5)	–	(1)	–	–	–	(564)	(224)
Change in inventories	39	21	20	22	–	–	(1)	–	–	–	58	43
Internally generated assets	261	234	48	43	–	–	–	–	5	3	314	280
EBITDA	**2,846**	**3,501**	**784**	**840**	**20**	**11**	**(18)**	**(5)**	**1**	**(2)**	**3,633**	**4,345**
Depreciation and amortization	(1,622)	(1,672)	(497)	(471)	(11)	(13)	–	–	–	2	(2,130)	(2,154)
Gains (losses) on disposals of non-current assets	(2)	35	281	–	–	–	–	–	–	–	279	35
Impairment reversals (losses) on non-current assets	–	(1)	–	–	–	–	–	–	–	–	–	(1)
EBIT	**1,222**	**1,863**	**568**	**369**	**9**	**(2)**	**(18)**	**(5)**	**1**	**–**	**1,782**	**2,225**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	–	(5)	–	–	–	–	–	–	–	–	–	(5)
Other income (expenses) from investments											4	15
Finance income											1,579	865
Finance expenses											(3,063)	(2,111)
Profit (loss) before tax from continuing operations											**302**	**989**
Income tax expense											(193)	(417)
Profit (loss) from continuing operations											**109**	**572**
Profit (loss) from Discontinued operations/Non-current assets held for sale											330	260
Profit (loss) for the period											**439**	**832**
Attributable to:												
Owners of the Parent											**29**	**543**
Non-controlling interests											410	289

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014
Revenues from equipment sales - third party	434	403	355	442	–	–	1	–	–	–	790	845
Revenues from equipment sales - intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues from equipment sales	**434**	**403**	**355**	**442**	**–**	**–**	**1**	**–**	**–**	**–**	**790**	**845**
Revenues from services - third party	6,919	7,103	2,331	2,565	42	31	14	–	–	–	9,306	9,699
Revenues from services - intragroup	21	18	2	2	–	–	–	–	(23)	(20)	–	–
Total revenues from services	**6,940**	**7,121**	**2,333**	**2,567**	**42**	**31**	**14**	**–**	**(23)**	**(20)**	**9,306**	**9,699**
Revenues on construction contracts - third party	1	7	–	–	–	–	–	–	–	–	1	7
Revenues on construction contracts-intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues on construction contracts	**1**	**7**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1**	**7**
Total third-party revenues	7,354	7,513	2,686	3,007	42	31	15	–	–	–	10,097	10,551
Total intragroup revenues	21	18	2	2	–	–	–	–	(23)	(20)	–	–
Total revenues by operating segment	**7,375**	**7,531**	**2,688**	**3,009**	**42**	**31**	**15**	**–**	**(23)**	**(20)**	**10,097**	**10,551**

Purchase of intangible and tangible assets by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014
Purchase of intangible assets	554	430	325	261	–	–	–	–	–	–	879	691
Purchase of tangible assets	1,635	747	613	265	3	4	–	–	–	–	2,251	1,016
Total purchase of intangible and tangible assets	**2,189**	**1,177**	**938**	**526**	**3**	**4**	**–**	**–**	**–**	**–**	**3,130**	**1,707**
of which: capital expenditures	*1,506*	*1,177*	*637*	*526*	*3*	*4*	*–*	*–*	*–*		*2,146*	*1,707*
of which: change in financial leasing contracts	*683*	–	*301*	–	*–*	–	*–*	–	*–*	–	*984*	–

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total	
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Headcount (*)	**52,825**	**53,076**	**12,910**	**12,841**	**86**	**89**	**96**	**19**	**65,917**	**66,025**

(*) The number of personnel at period end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Non-current operating assets	44,916	44,292	7,061	7,186	256	264	6	5	(19)	(19)	52,220	51,728
Current operating assets	4,637	4,085	1,693	1,825	32	34	77	8	(54)	(24)	6,385	5,928
Total operating assets	49,553	48,377	8,754	9,011	288	298	83	13	(73)	(43)	58,605	57,656
Investments accounted for using the equity method	59	36	–	–	–	–	–	–	–	–	59	36
Discontinued operations/Non-current assets held for sale											4,416	3,729
Unallocated assets											10,645	10,130
Total Assets											**73,725**	**71,551**
Total operating liabilities	8,295	7,902	2,288	2,905	45	42	92	13	(57)	(46)	10,663	10,816
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,956	1,518
Unallocated liabilities											38,414	37,518
Equity											22,692	21,699
Total Equity and Liabilities											**73,725**	**71,551**

B) REPORTING BY GEOGRAPHICAL AREA

(millions of euros)		Revenues				Non-current operating assets	
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations	
		1st Half 2015	1st Half 2014	1st Half 2015	1st Half 2014	6/30/ 2015	12/31/ 2014
Italy	(a)	7,247	7,394	6,779	6,935	44,725	44,110
Outside Italy	(b)	2,850	3,157	3,318	3,616	7,495	7,618
Total	**(a+b)**	**10,097**	**10,551**	**10,097**	**10,551**	**52,220**	**51,728**

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

NOTE 25
RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.
Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.
On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the first half of 2015 and 2014 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2015

(millions of euros)	Total	Related Parties							
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)							(b)	(b/a)
Revenues	10,097	3	326			**329**	(95)	**234**	2.3
Acquisition of goods and services	4,374	17	177			**194**	(51)	**143**	3.3
Employee benefits expenses	1,705		7	43	9	**59**	(5)	**54**	3.2
Finance income	1,579		72			**72**		**72**	4.6
Finance expenses	3,063	3	44			**47**		**47**	1.5
Profit (loss) from Discontinued operations/Non-current assets held for sale	330	(3)	42			**39**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2014

(millions of euros)	**Total**	Related Parties							
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)							(b)	(b/a)
Revenues	**10,551**	4	350			**354**	(84)	**270**	2.6
Other income	**183**		5			**5**		**5**	2.7
Acquisition of goods and services	**4,557**	10	214			**224**	(43)	**181**	4.0
Employee benefits expenses	**1,596**		5	42	5	**52**	(3)	**49**	3.1
Finance income	**865**		42			**42**		**42**	4.9
Finance expenses	**2,111**	4	38			**42**		**42**	2.0
Profit (loss) from Discontinued operations/Non-current assets held for sale	**260**	(2)	40			**38**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of financial position of the Group at June 30, 2015 and at December 31, 2014 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 6/30/2015

(millions of euros)	Total	Related Parties						
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt								
Non-current financial assets	**(2,793)**	**(3)**	**(469)**		**(472)**		**(472)**	16.9
Securities other than investments (current assets)	**(1,622)**		(145)		**(145)**		**(145)**	8.9
Financial receivables and other current financial assets	**(353)**		(27)		**(27)**		**(27)**	7.6
Cash and cash equivalents	**(4,752)**		(481)		**(481)**		**(481)**	10.1
Current financial assets	**(6,727)**		**(653)**		**(653)**		**(653)**	9.7
Discontinued operations/Non-current assets held for sale of a financial nature	**(294)**							
Non-current financial liabilities	**30,973**	**17**	**513**		**530**		**530**	1.7
Current financial liabilities	**6,849**	**30**	**50**		**80**		**80**	1.2
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**350**							
Total net financial debt	**28,358**	**44**	**(559)**		**(515)**		**(515)**	(1.8)
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	**6,028**	3	151		**154**	(23)	**131**	2.2
Discontinued operations/Non-current assets held for sale of a non-financial nature	**4,122**		23		**23**			
Miscellaneous payables and other non-current liabilities	**1,005**		1		**1**		**1**	0.1
Trade and miscellaneous payables and other current liabilities	**8,061**	39	144	29	**212**	(11)	**201**	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**1,606**	4	7		**11**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2014

(millions of euros)	Total	Related Parties						
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt								
Non-current financial assets	**(2,445)**	**(5)**	**(369)**		**(374)**		**(374)**	15.3
Securities other than investments (current assets)	**(1,300)**		(52)		**(52)**		**(52)**	4.0
Financial receivables and other current financial assets	**(311)**		(14)		**(14)**		**(14)**	4.5
Cash and cash equivalents	**(4,812)**		(174)		**(174)**		**(174)**	3.6
Current financial assets	**(6,423)**		**(240)**		**(240)**		**(240)**	3.7
Discontinued operations/Non-current assets held for sale of a financial nature	**(165)**							
Non-current financial liabilities	**32,325**	**25**	**444**		**469**		**469**	1.5
Current financial liabilities	**4,686**	**43**	**64**		**107**		**107**	2.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**43**							
Total net financial debt	**28,021**	**63**	**(101)**		**(38)**		**(38)**	(0.1)
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	**5,615**	3	168		**171**	(19)	**152**	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	**3,564**		19		**19**			
Miscellaneous payables and other non-current liabilities	**697**		1		**1**		**1**	0.1
Trade and miscellaneous payables and other current liabilities	**8,376**	35	163	31	**229**	(16)	**213**	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**1,475**	6	10		**16**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2015 and 2014 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2015

(millions of euros)	Total	Related Parties						
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	**3,130**	69			**69**		**69**	2.2

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2014

(millions of euros)	Total	Related Parties						
		Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op.**	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	**1,707**	55	8		**63**		**63**	3.7

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Associates, companies controlled by associates and joint ventures

On June 19, 2015, Telecom Italia S.p.A. purchased a 50% stake in the company Alfiere S.p.A. classified as a joint venture. In the first half of 2015 the Telecom Italia Group did not have any economic, financial and equity relations with Alfiere S.p.A..
The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2015	1st Half 2014	TYPE OF CONTRACT
Revenues			
Italtel group	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	1	Fixed and mobile voice services, network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)	1	2	Equipment sale and maintenance services.
Total revenues	**3**	**4**	
Acquisition of goods and services			
Italtel group	16	7	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers.
Movenda S.p.A.		1	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.	1		Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing.
Teleleasing S.p.A. (in liquidation)		1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
Other minor companies		1	
Total acquisition of goods and services	**17**	**10**	
Finance expenses			
Teleleasing S.p.A. (in liquidation)	3	4	Interest expenses for finance leases of equipment and finance leases.
Total finance expenses	**3**	**4**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2015	12/31/2014	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets	**3**	**5**	Interest bearing loan with the Italtel group.
Non-current financial liabilities	**17**	**25**	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Current financial liabilities	**30**	**43**	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Italtel group	1		Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.		1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)	1	1	Equipment sale and maintenance services.
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	**3**	**3**	
Trade and miscellaneous payables and other current liabilities			
Italtel group	37	31	Supply transactions connected with investment and operations activities.
Movenda S.p.A.	1	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
Teleleasing S.p.A. (in liquidation)	1	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
Other minor companies		1	
Total trade and miscellaneous payables and other current liabilities	**39**	**35**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2015	1st Half 2014	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis			
Italtel group	68	54	Purchases of telecommunications equipment.
Movenda S.p.A.	1	1	Information technology services.
Total purchase of intangible and tangible assets on an accrual basis	**69**	**55**	

Transactions with other related parties (both through directors, statutory auditors and key managers, and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance)

The "Procedure for carrying out transactions with related parties" – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholder agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2015	1st Half 2014	TYPE OF CONTRACT
Revenues			
Generali group	54	45	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	32	25	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
Telefónica group	237	277	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Total revenues	**326**	**350**	
Other income			
Generali group		4	Damage compensation.
Telefónica group		1	Other minor income
Total other income		**5**	
Acquisition of goods and services			
Cartasì group	3	1	Commissions on collections and top-up services for prepaid mobile users.
Generali group	13	17	Insurance premiums and property leases.
Intesa Sanpaolo group	5	4	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities.
Telefónica group	155	191	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Total acquisition of goods and services	**177**	**214**	
Employee benefits expenses	**7**	**5**	Non-obligatory employee insurance taken out with the Generali group.
Finance income			
Intesa Sanpaolo group	59	30	Bank accounts, deposits and hedging and non-hedging derivatives.
Mediobanca group	9	5	Bank accounts, deposits and hedging and non-hedging derivatives.
Telefonica group	4	7	Finance lease.
Total finance income	**72**	**42**	
Finance expenses			
Intesa Sanpaolo group	32	31	Term Loan Facility, hedging and non-hedging derivatives, loans and current accounts.
Mediobanca group	12	7	Term Loan Facility and hedging and non-hedging derivatives.
Total finance expenses	**44**	**38**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2015	12/31/2014	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets			
Intesa Sanpaolo group	351	274	Hedging derivatives.
Mediobanca group	62	35	Hedging derivatives.
Telefonica group	56	60	Finance lease.
Total non-current financial assets	**469**	**369**	
Securities other than investments (current assets)			
Intesa Sanpaolo group	45	24	Bonds.
Mediobanca group	87	15	Bonds.
Telefonica group	13	13	Bonds.
Securities other than investments (current assets)	**145**	**52**	
Financial receivables and other current financial assets			
Intesa Sanpaolo group	25	13	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Telefonica group	1		Finance lease.
Total financial receivables and other current financial assets	**27**	**14**	
Cash and cash equivalents			
Intesa Sanpaolo group	356	174	Bank accounts and deposits.
Mediobanca group	125		Bank accounts and deposits.
Total cash and cash equivalents	**481**	**174**	
Non-current financial liabilities			
Intesa Sanpaolo group	232	199	Hedging derivatives and loans.
Mediobanca group	281	245	Hedging derivatives and loans.
Total non-current financial liabilities	**513**	**444**	
Current financial liabilities			
Intesa Sanpaolo group	38	62	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	12	2	Hedging derivatives.
Total current financial liabilities	**50**	**64**	

Telecom Italia S.p.A. incurred transaction costs for the IPO for the ordinary shares of INWIT S.p.A. for placement fees to the following related parties:

- Mediobanca group 4 million euros;
- Intesa Sanpaolo group 5 million euros.

This transaction did not result in a loss of control for Telecom Italia over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the income statements and the effects of the transaction were accounted for directly in Equity.

(millions of euros)	6/30/2015	12/31/2014	TYPE OF CONTRACT
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Generali group	37	30	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services, and supply of telecommunications products and services.
Intesa Sanpaolo group	51	83	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	1	2	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
Telefonica group	62	53	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	**151**	**168**	
Miscellaneous payables and other non-current liabilities	**1**	**1**	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group.
Trade and miscellaneous payables and other current liabilities			
Cartasì group	1	2	Commissions on top-up services for prepaid mobile users.
Generali group	9	7	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	101	123	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	2	1	Credit recovery activities.
Telefónica group	30	29	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Other minor companies	1	1	
Total trade and miscellaneous payables and other current liabilities	**144**	**163**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2015	1st Half 2014	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis		**8**	Acquisition of transmission capacity with the Telefónica group.

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2015	1st Half 2014	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	6	6	
Telemaco	35	34	
Other pension funds	2	2	
Total employee benefits expenses	**43**	**42**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2015	12/31/2014	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4	
Telemaco	23	27	
Other pension funds	2		
Trade and miscellaneous payables and other current liabilities	**29**	**31**	

Remuneration to Key Managers

In the first half of 2015, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounts to 8.8 million euros (4.7 million euros in the first half of 2014), broken down as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Short-term remuneration	5.2	4.3
Long-term remuneration		0.2
Share-based payments (*)	3.6	0.2
	8.8	**4.7**

(*) These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries.

The amounts shown in the table for the first half of 2014 do not include the effects of the cancellation of the assessments pertaining to the 2011 LTI Plan carried out in 2011, 2012 and 2013, due to the failure to achieve the three-year performance targets. These are broken down below:

- Long-term remuneration of -1.4 million euros
- Share-based payments of -1.2 million euros.

In the first half of 2015 there were no cancellations of assessments relating to the LTI Plans.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

In the first half of 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 65,000 euros (108,000 euros in the first half of 2014).

In the first half of 2015, the "Key managers", that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:	
Giuseppe Recchi	Chairman of Telecom Italia S.p.A.
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:	
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações S.A.
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Stefano Ciurli	Head of National Wholesale Services
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Head of Consumer
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Operations
Piergiorgio Peluso	Head of Administration, Finance and Control
Paolo Vantellini	Head of Business Support Office

NOTE 26
EQUITY COMPENSATION PLANS

Equity compensation plans in effect at June 30, 2015 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.
However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2015.
The plans in place at June 30, 2015 are summarized below. For further details on the plans already in place at December 31, 2014, see the consolidated financial statements of the Telecom Italia Group at that date.

DESCRIPTION OF STOCK OPTION PLANS

Telecom Italia S.p.A. 2014-2016 Stock Option Plan

The Stock Option Plan 2014-2016 was approved by the Shareholders' Meeting of Telecom Italia S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.
The Plan is aimed at encouraging Management, who hold organizational positions that are crucial to the company business, to focus on the medium/long-term growth in value of the company shares.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Key Officers) and a selected part of the Management for a total of 161 employees of the Telecom Italia Group.

The Plan covers the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue. Beneficiaries identified off to the plan is launched will receive an allocation of options based on the actual number of years of incentivization.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).
The performance conditions are:

- **Total Shareholder Return** of Telecom Italia which determines 50% of the options;
- **Cumulated Free Cash Flow** consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options.

The number of exercisable options depends on the level of achievement objectives.

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation in the price resulting from the application of the above criteria at the time of allocation of the options.

Tim Participações S.A. Stock Option Plan

- **2011-2013 Plan**

  On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:
  - **absolute performance**: increase in value of the Tim Participações S.A.'s shares;
  - **relative performance**: performance of the prices of Tim Participações S.A.'s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

  Performance targets refer to the three-year period 2011-2014 and performance is recorded in July of each year.
  The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

  Year 2011
  The grantees of the options were granted the right to purchase a total of 2,833,596 shares.
  At December 31, 2014 a total of 1,532,132 options had been exercised and at June 30, 2015 no other options were exercisable. The 1,301,464 remaning options have exipired due to failure to achieve the minimum conditions set by the plan.

  Year 2012
  On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.
  At June 30, 2015, a total of 153,670 options were exercisable. Up to that date 896,479 options had been exercised and 372,742 options had not yet vested.

  Year 2013
  On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.
  A third of the options granted in 2013 were exercisable at the end of July 2014.
  At June 30, 2015 no options were exercisable. A total of 971,221 options have been exercised and 1,531,984 options have not yet vested.

- **2014-2016 Plan**

  On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.
  Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

  The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the lehgal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

The grantees of the options were granted the right to purchase a total of 1,456,353 shares. Out of the total of those options, 150,791 are conisdered as lapsed due to failure to acheieve the minimum exercise conditions set in the Plan. At June 30, 2015 there were no options that could be considred as vested.

DESCRIPTION OF OTHER TELECOM ITALIA S.P.A. EQUITY COMPENSATION PLANS

- **Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)**

The Plan provided the option, after a 2010-2012 three-year performance period, to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. In addition, for the take up of the offer for the subscription to Telecom Italia ordinary shares, a bonus share would be assigned for each share acquired if the beneficiary maintained ownership of those shares and the employment relationship with the Group company during the two-year period. Upon closure of the plan, on April 20, 2015, a total of 178,448 ordinary shares were issued as bonus shares to the beneficiaries.

- **Long Term Incentive Plan 2012 (LTI Plan 2012)**

On February 5, 2015, the Board of Directors of Telecom Italia S.p.A. acknowledged that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2012 were forfeited. The LTI Plan provided for the allocation to Top Management and to a selected part of management (not the Executive Directors) of a bonus in cash and/or in equity on the basis of parameters linked, on one hand, to the cumulative Free Cash Flow in the three years 2012-2014 (35% weighting) and, on the other hand, the growth in value with respect to a group of peers measured by the Total Shareholder Return (65% weighting).

- **MBO 2015 Deferred**

In implementation of the resolutions passed by the Shareholders' Meeting of Telecom Italia S.p.A. of May 20, 2015, a deferment mechanism has been introduced for the bonus related to the MBO 2015 for the Chief Executive Officer, Top Management and a selected part of management.

In view of the recent cost cutting measures also involving management staff of the company, the Board of Directors of Telecom Italia S.p.A. in the meeting of August 6, 2015, resolved not to implement the deferred 2015 MBO. If the performance targets set are achieved, only a cash bonus will be paid.

- **2014 Broad-Based Share Ownership Plan**

  In June 2014 Telecom Italia launched a Broad-Based Share Ownership Plan, under which all employees, with a permanent contract in Telecom Italia S.p.A. and its subsidiaries with registered office in Italy, could subscribe for shares with a discount of 10% with respect to the average of the official prices of the Telecom Italia shares in the month prior to the subscription period (the subscription price was 0.84 euro cents).
  The Plan also provides for the free allocation of ordinary shares, subject to the shares subscribed being retained for one year and continuation of employment with companies in the Telecom Italia Group. On August 4, 2015, to the employees who satisfied these requirements were allocated shares of Telecom Italia as bonus shares, in the ratio of one bonus share for every three shares subscribed.

NOTE 27
SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions of the first half of 2015 on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the period are shown net of tax effects.

(millions of euros)		Equity	Profit (loss) for the period	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	**(a)**	**22,692**	**439**	**28,358**	**84**
Other operating expenses – Charges and provisions for risks		(270)	(270)	–	–
Employee benefits expenses - Charges and provision for employee benefits		(21)	(21)	–	–
Gain on disposals of non-current assets - Brazilian towers		192	192	(284)	585
Changes in ownership interests in consolidated subsidiaries - IPO INWIT		762	–	(784)	784
Finance expenses – Other finance expenses related to litigations		(12)	(12)	–	–
Non-recurring net expenses relating to previous years		–	–	19	(19)
Total non-recurring effects	**(b)**	**651**	**(111)**	**(1.049)**	**1.350**
Figurative amount – financial statements	**(a-b)**	**22.041**	**550**	**29.407**	**(1.266)**

(*) Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the period.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Operating revenues and other income:		
Other income	–	72
Employee benefits expenses - Charges and provisions for employee benefits	(30)	–
Other operating expenses - Charges and provisions for risks	(369)	(1)
Impact on Operating profit (loss) before depreciation and amortization, capital gains	**(399)**	**71**
Gains (losses) on non-current assets:		
Gains on disposals of non-current assets	277	38
Impact on EBIT – Operating profit (loss)	**(122)**	**109**
Other income (expenses) from investments:		
Fair value measurement of the investment in Trentino NGN S.r.l.	–	11
Finance expenses – Other finance expenses related to litigations	17	
Impact on profit (loss) before tax from continuing operations	**(139)**	**120**
Effect on income taxes on non-recurring items	28	(17)
Income/(Expenses) relating to Discontinued operations	–	(2)
Impact on profit (loss) for the period	**(111)**	**101**

NOTE 28
POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2015 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

NOTE 29
OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS(*)

(local currency against 1 euro)		Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)	
		6/30/2015	**12/31/2014**	**1st Half 2015**	**1st Half 2014**
Europe					
BGN	Bulgarian Lev	**1.95580**	1.95580	**1.95580**	1.95580
CZK	Czech koruna	**27.25300**	27.73500	**27.50439**	27.44471
HUF	Hungarian forint	**314.93000**	315.54000	**307.40868**	306.87217
CHF	Swiss franc	**1.04130**	1.20240	**1.05754**	1.22143
TRY	Turkish lira	**2.99530**	2.83200	**2.86259**	2.96725
GBP	Pound sterling	**0.71140**	0.77890	**0.73260**	0.82150
RON	Romanian leu	**4.47250**	4.48280	**4.44749**	4.46419
North America					
USD	U.S. dollar	**1.11890**	1.21410	**1.11609**	1.37076
Latin America					
VEF	Venezuelan bolivar	**14.32192**	14.56920	**13.11080**	8.86003
BOB	Bolivian boliviano	**7.73160**	8.38943	**7.71217**	9.47197
PEN	Peruvian nuevo sol	**3.55333**	3.63265	**3.45827**	3.83837
ARS	Argentine peso	**10.16530**	10.27550	**9.83978**	10.72408
CLP	Chilean peso	**714.92100**	737.29700	**693.19708**	757.94182
COP	Colombian peso	**2,896.45000**	2,892.26000	**2,773.10550**	2,685.64837
MXN	Mexican peso	**17.53320**	17.86790	**16.88979**	17.97879
BRL	Brazilian real	**3.47150**	3.22489	**3.31144**	3.14956
PYG	Paraguayan guarani	**5,781.77000**	5,620.07000	**5,467.45773**	6,128.57488
UYU	Uruguayan peso	**30.22930**	29.58640	**28.63802**	30.92298
Other countries					
ILS	Israeli shekel	**4.22110**	4.72000	**4.36471**	4.77170

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half 2015	1st Half 2014
Research and development costs expensed during the period	27	28
Development costs capitalized	676	399
Total research and development costs (expensed and capitalized)	**703**	**427**

The increase for the first half of 2015 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.
Moreover, in the separate consolidated income statement for the period, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 320 million euros.
Research and development activities conducted by the Telecom Italia Group are detailed in the Interim Report on Operations (Sustainability Section).

NOTE 30
EVENTS SUBSEQUENT TO JUNE 30, 2015

INWIT – GLOBAL OFFERING OF SHARES: FULL EXERCISE OF THE GREENSHOE OPTION

On July 6, with reference to the Global Offering of Shares of its ordinary shares, Infrastrutture Wireless Italiane S.p.A. ("INWIT") announced that the stabilization agent, Mediobanca - Banca di Credito Finanziario S.p.A., also in the name and on behalf of the Consortium for the Institutional Placement, fully exercised the Greenshoe Option granted by Telecom Italia S.p.A., for a total of 21,800,000 INWIT ordinary shares.
The purchase price for the shares subject to the Greenshoe Option was 3.65 euros per share - corresponding to the Offer Price of the shares in the Global Offering of Shares - for a total of about 79.6 million euros before placement fees.
The settlement of the shares relating to the Greenshoe Option took place on July 9, 2015.
As a result, the Global Offering of Shares, including the Greenshoe Option, involved a total of 239,800,000 INWIT ordinary shares, corresponding to around 40% of the share capital, for a total amount of around 875.3 million euros before placement fees.

TELECOM ITALIA BOND BUYBACK

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues of Telecom Italia S.p.A. maturing between January 2017 and January 2019, buying back a total nominal amount of 467 million euros.
On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 564 million USD.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. – 626 million euros, maturing January 2017, coupon 7.000%	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A. - 736 million euros, maturing September 2017, coupon 4.500%	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A. - 714 million euros, maturing May 2018, coupon 4.750%	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A. - 629 million euros, maturing December 2018, coupon 6.125%	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A. - 942 million euros, maturing January 2019, coupon 5.375%	942,400,000	110,000,000	112.960%

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

NOTE 31
LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies of Telecom Italia Group is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders' meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY						
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,723,490,008			
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE						
DOMESTIC BU						
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TELECOM ITALIA S.p.A.
ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.
H.R. SERVICES S.r.l. (personnel training and services)	L'AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	63.6667		TELECOM ITALIA S.p.A.
LAN MED NAUTILUS Ltd (telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS BOLIVIA S.R.L. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS CHILE S.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (managed bandwidth services)	BOGOTA' (COLOMBIA)	COP	240,225,000	99.9999 0.0001		LAN MED NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU' S.A. (managed bandwidth services)	LIMA (PERU)	PEN	16,109,788	99.9999 0.0001		LAN MED NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS St. CROIX LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS USA Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications)	SOFIA (BULGARIA)	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS GREECE S.A. (telecommunications)	ATHENS (GREECE)	EUR	368,760	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	YENIBOSNA, ISTANBUL (TURKEY)	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA TURIN (ITALY)	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A. (telecommunications and interconnection services)	ROME (ITALY)	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l. (planning, design, development and launch of IT services)	ROME (ITALY)	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	ROVERETA-FALCIANO (SAN MARINO)	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other operations related to non-classified IT services)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
TRENTINO NGN S.r.l. (design, construction, maintenance and supply of optical network to users for accessing transactions in securities and real estate and all commercial and financial operations)	TRENTO (ITALY)	EUR	55,918,000	99.3294		TELECOM ITALIA S.p.A.
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0329		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
MEDIA BU						
BEIGUA S.r.l. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		PERSIDERA S.p.A.
PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (engagement in the publishing industry and trade, sale and implementation of advertising, management of all activities connected to the handling and implementation of information)	ROME (ITALY)	EUR	15,902,324	71.6909 2.1417	75.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TELECOM ITALIA MEDIA S.p.A.
OTHER OPERATIONS						
EMSA SERVIZI S.p.A. (in liquidation) (building management integrated services)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consultancy)	IVREA TURIN (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
OLIVETTI ESPAÑA S.A. (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.
OLIVETTI UK Ltd. (sale of office equipment and supplies)	MILTON KEYNES (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE IRELAND Ltd (financial company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TELECOM ITALIA S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIERRA ARGENTEA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	74,531,773	69.3702 30.6298		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.
TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA TURIN (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.
TIM TANK S.r.l. (former Olivetti Gestioni Ivrea) (fund and securities investments)	MILAN (ITALY)	EUR	9,600,000	100.0000		TELECOM ITALIA S.p.A.
SUBSIDIARIES HELD FOR SALE						
MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	760,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	68,008,550	78.3784	100.000	SOFORA TELECOMUNICACIONES S.A.
NUCLEO S.A. (mobile telephony services)	ASUNCIÓN (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
PERSONAL ENVIOS S.A. (mobile financial services)	ASUNCIÓN (PARAGUAY)	PYG	3,000,000,000	97.0000 2.0000		NUCLEO S.A. TELECOM PERSONAL S.A.
SOFORA TELECOMUNICACIONES S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 18.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.
TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54.7417 1.5463		NORTEL INVERSORA S.A. TELECOM ARGENTINA S.A.
TELECOM ARGENTINA USA Inc. (telecommunications services)	DELAWARE (UNITED STATES)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
TELECOM PERSONAL S.A. (mobile telephony services)	BUENOS AIRES (ARGENTINA)	ARS	1,552,572,405	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD						
ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000		TELECOM ITALIA S.p.A.
AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (in bankruptcy) (production and sale of office products and telecommunications IT services)	IVREA TURIN (ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.
CONSORZIO ANTENNA COLBUCCARO (installation, management and maintenance of metal pylons complete with workstations for device recovery)	ASCOLI PICENO (ITALY)	EUR	180,000	20.0000		PERSIDERA S.p.A.
CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000		TELECOM ITALIA S.p.A.
DONO PER...S.C.A.R.L. (collection and distribution of funds for charitable purposes or for financing of political parties or political or social movements)	ROME (ITALY)	EUR	30,000	33.3333		TELECOM ITALIA S.p.A.
ECO4CLOUD S.r.l. (development, production and sale of innovative products and services with high technological value)	RENDE COSENZA (ITALY)	EUR	19,532	3.5957		TELECOM ITALIA VENTURES S.r.l.
ITALTEL GROUP S.p.A. (investment holding company)	SETTIMO MILANESE MILAN (ITALY)	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
ITALTEL S.p.A. (telecommunications systems)	SETTIMO MILANESE MILAN (ITALY)	EUR	2,000,000	(**)		TELECOM ITALIA S.p.A.
MOVENDA S.p.A. (creation of technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
OILPROJECT S.r.l. (training)	MILAN (ITALY)	EUR	11,667	14.2882		TELECOM ITALIA VENTURES S.r.l.
PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	137	16.5586		TELECOM ITALIA VENTURES S.r.l.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation) (finance lease of movable and immovable assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		TELECOM ITALIA S.p.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
TM HOLDING NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA FOGGIA (ITALY)	EUR	17,281	7.9391		TELECOM ITALIA VENTURES S.r.l.

(*) Joint Venture.
(**) Associate over which Telecom Italia S.p.A. exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

CERTIFICATION OF THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015 PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS.

1. We, the undersigned, Giuseppe Recchi, as chairman, Marco Patuano, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A. financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the company and
   - the effective application

   of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2015.

2. Telecom Italia has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3. The undersigned also certify that:
   - 3.1 half-year Condensed Consolidated Financial Statements at June 30, 2015:
     - a) are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of art. 9 of Legislative Decree 38 of February 28, 2005;
     - b) agree with the results of the accounting records and entries;
     - c) provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;
   - 3.2 the interim management report contains a reliable analysis of important events which took place during the first six months of 2015 and their impact on the half-year condensed consolidated financial statements at June 30, 2015, together with a description of the main risks and uncertainties for the remaining six months of 2015. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

August 6, 2015

The Chairman	The Chief Executive Officer	The Manager Responsible for Preparing the Company's Financial Reports
_________/signed/________	________/signed/_______	________/signed/____________
Giuseppe Recchi	Marco Patuano	Piergiorgio Peluso



REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the shareholders of
Telecom Italia SpA

Foreword

We have reviewed the accompanying consolidated condensed interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the six-month period ended 30 June 2015, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and related explanatory notes. The directors of Telecom Italia SpA are responsible for the preparation of the consolidated condensed interim financial statements in accordance with the International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by the National Commission for Companies and Stock Exchange (CONSOB) in Resolution No. 10867 of 31 July 1997. A review of consolidated condensed interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated condensed interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements of Telecom Italia Group as of and for the six-month period ended 30 June 2015 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, 14 August 2015

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara
(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: **Ancona** 60131 Via Sandro Totti 1 Tel. 0712132311 - **Bari** 70122 Via Abate Gimma 72 Tel. 0805640211 - **Bologna** 40126 Via Angelo Finelli 8 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 0957532311 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Piccapietra 9 Tel. 01029041 - **Napoli** 80121 Via dei Mille 16 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521275911 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

USEFUL INFORMATION

Free copies of this report, can be obtained by:

Calling	the free-phone free number 800.020.220 (for calls from Italy) or +39 011 2293603 (for calls from abroad) available to for information and assistance to shareholders
E-mail	ufficio.soci@telecomitalia.it
Internet	Users can view: • The Half-Year Financial Report at June 30, 2015, by accessing the website telecomitalia.com/Reports & Results; They can also obtain information regarding Telecom Italia and its products and services at the following web address: www.telecomitalia.com
Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered Office Via G. Negri 1 - Milan

Headquarters and Secondary Office in Corso d'Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 10,723,490,008.00 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010